As confidentially submitted to the Securities and Exchange Commission on April 15, 2021.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Blend Labs, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	45-5211045
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Blend Labs, Inc.

415 Kearny Street

San Francisco, California 94108

(650) 550-4810

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nima Ghamsari

Head of Blend and Co-Founder

415 Kearny Street

San Francisco, California 94108

(650) 550-4810

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rezwan D. Pavri Lisa L. Stimmell Andrew T. Hill Catherine D. Doxsee Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Crystal Sumner Seth Greenstein Feather Foxworthy Blend Labs, Inc. 415 Kearny Street San Francisco, California 94108 (650) 550-4810	Bradley C. Weber Mitzi Chang Julia R. White Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 (650) 752-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.00001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2021

             Shares

Common Stock

This is an initial public offering of shares of common stock of Blend Labs, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list the common stock on the              under the symbol “BLND”.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Blend Labs, Inc.	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Blend Labs, Inc. at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York, on             , 2021.

Goldman Sachs & Co. LLC	Allen & Company LLC

Prospectus dated             , 2021

A LETTER FROM NIMA GHAMSARI, HEAD OF BLEND AND CO-FOUNDER

Blend is a company of builders. It’s our vision to bring simplicity and transparency to financial services, so everyone can gain access to the capital they need to lead better lives.

We live in a world where consumers can hail a ride with a few taps on a mobile device or complete a purchase online with a single click of a mouse, yet it still can take weeks to get a loan and require in-person visits to a branch office. Blend takes the friction out of banking. We provide cloud-based banking software to financial services firms that makes the process of getting a loan or opening a deposit account much simpler, faster, and more secure for everyone.

After the financial crisis in 2008, my co-founders and I helped some of the largest banks improve their ability to support consumers in financial distress. We saw how financial services firms were practically drowning in a sea of paperwork, struggling with cumbersome data silos, and serving consumers in an antiquated manner. This opened our eyes to the opportunity for software to transform lending and banking in a way that would create better experiences for consumers, while making financial services firms far more efficient.

It was clear the banking industry was ripe for a massive wave of digital transformation. Smartphone adoption was going through the roof. Cloud adoption was accelerating. Data was becoming more and more accessible to everyone. Innovation was driving personalized, best-in-class consumer experiences in other industries, but the banking sector was lagging behind, held back by aging infrastructure.

In 2012, we set out to redefine the relationship between financial services firms and consumers by creating a new generation of cloud-based banking software. No one had built a cloud-based software platform that could make the process of getting a loan or opening a deposit account as easy as purchasing anything else online—so we decided to build it ourselves.

We also made the decision early on to provide our software to banks, credit unions, fintechs, and non-bank mortgage lenders rather than compete with them head on. Fintechs and neobanks were already starting to emerge and gain traction. Rather than following in their footsteps, we decided to blaze our own trail by creating software every financial services firm could rely on.

We started with a small team and grew the company around a few key principles that still hold true today:

•	Customers First—we measure our success by the success of the financial services firms we serve.

•	10X Better Experiences—the consumer experiences we create are an order of magnitude better.

•	Relentless Self-Improvement—we always strive to be better today than we were yesterday.

From this foundation, we built a software company that now helps hundreds of financial services firms process an average of more than $5 billion in transactions per day.

We build with purpose.

My family immigrated to the U.S. in the 80s. It took my parents 10 years to save enough money for a down payment on a home with enough space for me to stop sleeping on a mattress on their bedroom floor. Twenty years later, the equity in their home has become an important part of their retirement. Their bank had a huge impact on their financial wellness. By providing financial services firms with better tools to serve consumers, we strive to improve the lives of millions of people in a similar way.

i

We solve for the long term.

We are modernizing complex businesses, and our software has the potential to touch trillions of dollars in annual transaction volume. To succeed in the long run, we build our products in close collaboration with our customers. When faced with a choice between hitting short-term financial targets or building long-term value, we will always choose the latter.

We relentlessly focus on our customers.

We build our products with great care in order to earn the ongoing trust of our customers, who are responsible for providing essential services to more than 100 million people. Our culture has been carefully crafted to ensure we do everything in our power to help our customers succeed and bring them more value with each passing day.

Our work has just begun.

We are re-architecting banking software around the consumer. We help financial services firms win in a highly competitive market by giving them the tools to create consumer journeys in record time and respond with greater agility to new opportunities and changing market conditions. Over time, we see potential to create a next generation, future-proof architecture for banking software that helps financial services firms deliver personalized consumer experiences across every line of business. Our journey is just getting started.

Nima Ghamsari

ii

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Unaudited Pro Forma Condensed Combined Financial Information” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Blend,” “the company,” “we,” “us,” and “our” in this prospectus refer to Blend Labs, Inc. and its consolidated subsidiaries.

BLEND LABS, INC.

Company Overview

It’s our vision to bring simplicity and transparency to financial services, so everyone can gain access to the capital they need to lead better lives. To realize this vision, we have built a market-leading cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for any banking product. From the moment a consumer starts an application for a loan or a deposit account to the moment they digitally sign the final documents, our software platform streamlines the process, so financial services firms can deliver superior consumer experiences, drive growth, and increase operational efficiency.

Consumers expect modern banking experiences to be as simple as other online shopping experiences. However, financial services firms may not have the resources and in-house software expertise to fulfill consumer demands for intuitive, digital, and easy-to-use products. In addition, most financial services firms are burdened by antiquated, inflexible systems and use separate technology stacks for different product lines, making it difficult to drive rapid improvements. Consequently, a broad range of financial services firms including banks, credit unions, fintechs, and non-bank lenders have turned to Blend to help them accelerate their digital transformation initiatives and position themselves for future growth.

Our software platform powers the mission-critical interface between financial services firms and consumers. Our growing suite of out-of-the-box, white-label products currently powers digital-first consumer journeys for mortgages, home equity loans and lines of credit, vehicle loans, personal loans, credit cards, and deposit accounts. Each of our out-of-the-box products is built from an extensive library of modular components assembled into consumer journeys that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures, addressing stipulations, and signing closing documents. Through our low-code, drag-and-drop design tools, we also enable creation and deployment of new product offerings. While we currently offer products for consumer banking, we plan to extend our modular software platform over time to add support for commercial banking products. In 2020, our software platform helped financial services firms process nearly $1.4 trillion in loan applications.

We also bring together an extensive ecosystem of more than 2,200 technology, data, and service providers through our software platform, enabling financial services firms to collaborate with third-parties to provide best-in-class experiences to consumers. As consumers use our software platform to apply for financial services products, they can shop for realtors, insurance carriers, and other service providers through integrated marketplaces that are introduced at the precise moment these third parties are needed. As more consumers use our software platform, we are able to attract a broader range of ecosystem partners, which allows us to deliver more value to consumers and attract more financial services firms as customers. This creates a powerful network effect and differentiator for our business. As of March 31, 2021, the number of participants in our ecosystem has grown by more than 1,300% year-over-year.

Strong customer relationships are a cornerstone of our success. We establish ourselves as a critical and long-term strategic partner to our customers by powering essential revenue-generating experiences, integrating our software into back office systems, and by staffing teams chartered with increasing the value we deliver over time. Our customer relationships grow as our platform is used for a broader range of products. Customers typically complete an initial deployment for one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product shopping journeys. Our dollar-based net retention rate was above 160% as of December 31, 2020.

Our success-based business model is designed to align our growth with the interests of our customers. We offer our products through software-as-a-service agreements, where fees are assessed based on completed transactions, such as a funded loan, new account opening, or closing transaction. We do not charge for abandoned or rejected applications, even though they cause us to incur costs. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering. Although we have generated an immaterial amount of revenue through commissions or service fees when consumers use our marketplaces to select a real estate agent, property and casualty insurance carrier, or title and settlement services entity in 2020, we expect this will become a significant part of our business in the future. In 2020, financial services firms used our software platform to process 1.29 million completed transactions, a 172% year-over-year increase relative to the 0.48 million completed transactions we helped our customers process in 2019.

Our customers are currently based in the United States and range in size from the largest banks, credit unions, and non-bank mortgage lenders in the nation, such as Wells Fargo, U.S. Bank, M&T Bank, Navy Federal Credit Union, Truist, and Primary Residential Mortgage, Inc., to fintechs and smaller community lenders with less than $1 billion in assets under management. We focus our go-to-market strategy on large financial services firms, and as of December 31, 2020, our customers included 31 of the top 100 financial services firms in the United States by assets under management and 28 of the top 100 non-bank mortgage lenders by loan volume. In addition, as of December 31, 2020, we had 291 customers, representing $4.6 trillion in assets under management. In 2020, 18 customers each generated more than $1 million in revenue for us.

We have achieved significant growth in recent years. For 2019 and 2020, our revenue was $50.7 million and $96.0 million, respectively, representing a 90% year-over-year growth rate.

We continually seek to enhance the end-to-end consumer journeys through our software platform. To improve the consumer experience and generate commissions from service providers through our integrated marketplaces, we have created our own insurance agencies. Consistent with this strategy, on March 12, 2021, we signed a definitive agreement to acquire Title365, a leading title insurance agency, from Mr. Cooper Group Inc. Title365 will be integrated with our software platform, which enables financial services firms to automate title commitments and streamline communication with consumers and settlement teams. Together we will enable our customers to streamline the title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans. For 2019 and 2020, Title365 revenue was $105.3 million and $212.1 million, respectively. The acquisition is subject to regulatory approvals and is expected to close in the second or third quarter of 2021.

Trends in Our Favor

Key trends supporting our growth include:

Consumer expectations for digital experiences are rising

Consumers increasingly expect their banks to provide data-driven, personalized, digital experiences. The COVID-19 pandemic has accelerated a shift in consumer behavior away from traditional branches and toward digital channels for banking services, resulting in a 30% increase in the use of mobile banking worldwide.1 The vast majority of Millennials and Gen Z now use a mobile banking app, signifying the importance of the availability of mobile offerings to future generations.

Consumers increasingly want one-stop shopping experiences for financial services

Consumers prefer simplicity and convenience when it comes to shopping for financial services. Fifty-three percent of consumers would like to be offered bundled products, such as real estate services with a home loan or car deals with a pre-approved auto loan.2 To retain consumers and drive incremental revenue, financial services firms need to provide end-to-end consumer journeys that include these elements.

Competition among financial services firms is becoming more intense

Fintechs, neobanks, and other innovators are launching digital-first offerings that draw consumers away from traditional financial services firms. Forty-two percent of U.S. consumers use at least one fintech provider.3 In addition, consumers are switching financial services providers at a faster rate than previous years. Traditional financial services firms must invest in seamless, technology-driven, and consumer-friendly offerings that lead to higher consumer satisfaction in order to preserve and grow their market share.

The pace of change is accelerating

Financial services firms are increasingly seeking partners to help them manage consumer experiences with more agility as they wrestle with changes caused by fluctuating rate environments, government stimulus programs, and evolving regulatory requirements. In an effort to remain competitive, 48% of banks and 42% of credit unions have partnered with fintech startups over the past three years to address specific technology needs.4 Among banks planning to partner with fintechs, 86% cite that improving the consumer experience is the top priority, followed by 42% and 38% for reducing operating expenses and reducing fraud, respectively.5

Low-code development tools are shortening product development cycles

The advent of no-code and low-code development tools is enabling product teams to build, deploy, and modify new products and deliver superior consumer experiences with greater speed and flexibility.

1.	Boston Consulting Group, The Front-to-Back Digital Retail Bank, January 2021.
2.	Deloitte Consulting LLP, Deloitte 2020 Voice of the customer: Retail banking experience, 2020.
3.	McKinsey & Company, How US customers’ attitudes to fintech are shifting during the pandemic, December 2020.
4.	Cornerstone Advisors, What’s Going On in Banking 2021, Rebounding From the Pandemic, January 2021.
5.	Forbes, 5 Bank And Fintech Partnership Ideas To Generate Revenue, October 2020.

Most large organizations will have adopted multiple low-code tools in some form by year-end 2021.6 Adoption of these tools will be essential for financial services firms to innovate rapidly in the face of changing consumer expectations and fluctuating market conditions.

Better access to data is powering higher levels of automation

As banking becomes more open, financial services firms are seeking to leverage the best data in the market to improve verification of consumer assets, income, employment, identity, and credit history. In addition, financial services firms are investing in technology to help them harness this data to drive automated workflows that reduce the number of manual tasks they need to perform in order to approve an application for a loan or deposit account. The aggregate potential cost savings for financial services firms from automated workflows is estimated to be at $447 billion by 2030, with back office credit underwriting accounting for $31 billion of that total.7 By leveraging data and software to make more informed decisions automatically, financial services firms will be able to provide a frictionless consumer experience, reduce time to close, and reduce fraud.

Our Opportunity

Financial services firms have been shifting for years to a digital-first approach to acquiring customers and deepening existing relationships. This imperative to compete through digital-first consumer experiences creates a compelling opportunity for Blend. Few financial services firms can afford to build best-in-class digital consumer journeys on their own, and those that can typically prefer to accelerate time to market by working with partners that provide flexible, off-the-shelf components. In addition, few financial services firms have built their own captive insurance agencies or developed their own service provider marketplaces to streamline the consumer journey due to the cost and complexity of managing these initiatives.

Blend competes in several large markets, including IT spend for banking software and commissions for home insurance policies, title insurance policies, and real estate transactions. We believe that our software platform can address a significant share of the massive total addressable market that these opportunities represent:

•

Gartner estimates that global enterprise IT spending for software within the banking industry was approximately $72.4 billion in 2020, which is expected to grow annually at approximately 13% through 2025.

•	The American Land Title Association estimates that, in the United States, more than $19.2 billion was spent on title insurance premiums in 2020.

•	IBISWorld estimates that, in the United States, more than $105.7 billion was spent on home insurance premiums in 2020.

•

We estimate that, in the United States, a total of $123.5 billion was spent on realtor commissions in 2020 based on data from the National Association of Realtors, EffectiveAgents.com, and the St. Louis Federal Reserve.

We currently estimate the serviceable addressable market for Blend to be greater than $33 billion, based on the number of home financing and consumer banking transactions in the United States in

[6]	Gartner, Forecast Analysis: Low-Code Development Technologies, January 2021.
[7]	Autonomous Research, Machine Intelligence & Augmented Finance, April 2018.

2020 multiplied by our revenue per transaction in each respective subsector. We believe the serviceable addressable market for our offerings will continue to grow over time as we add more products to our software platform, grow our partner ecosystem, and expand internationally. We believe that our software platform is well positioned to address the critical requirements of and capture a meaningful portion of these markets.

Limitations of Alternative Approaches

Consumers expect modern banking experiences to be as simple as other online shopping experiences. To thrive in an increasingly competitive market, financial services firms need to deliver personalized, high quality consumer experiences to grow revenue, while simultaneously lowering costs, so they can offer more competitive rates and invest in faster innovation cycles.

Financial services firms may not have the resources and in-house software expertise to meet rising consumer expectations. Most organizations are unable to offer consumers personalized product offerings, offers for third-party services, multi-product shopping experiences, or even the opportunity to continue applying for a single product across more than one channel. Many financial services firms find it difficult to use the customer data they have already collected to pre-populate an application form or cross-sell a product.

Due to the above, we believe digital transformation has never been more imperative for financial services firms. However, these efforts are often hampered by aging infrastructure. In addition, financial services firms typically use separate technology stacks for mortgages, consumer lending products, and deposit accounts, making it difficult to drive rapid improvements. This architecture is inflexible, costly to maintain, and produces data silos that result in poor consumer experiences.

Our Solutions

We have created a flexible cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for any banking product. From the moment a consumer starts an application to the moment they close a loan or open a deposit account, our software platform streamlines the process, so financial services firms can deliver superior consumer experiences, drive growth, and increase operational efficiency.

We believe we are well positioned to benefit from the acceleration in digital transformation investment taking place across the financial services sector. Our software simplifies complex origination processes that can include hundreds of tasks and require interactions with dozens of external technology, data, and services providers. By automating these tasks and developing pre-built integrations, we help our customers potentially avoid years of expensive in-house software development and free up resources for other initiatives.

Blend’s Cloud-Based Software Platform

Mortgage Home Equity Deposit Accounts Vehicle Loan Personal Loan Credit Card Custom Product JOURNEY BUILDER Experience Design Process Orchestration Persona-based Workspaces Verification Decisioning Workflow Intelligence Marketplaces APIs & INTEGRATIONS PARTNER ECOSYSTEM

Product Offerings

Blend’s cloud-based software platform powers the mission-critical interface between financial services firms and consumers. Financial services firms can rapidly deploy our growing number of out-of-the-box, white-labeled products for:

•	Mortgage—provides an end-to-end digital mortgage experience from application to close that puts financial services firms at the center of the broader homeownership journey.

•	Home Equity—modernizes home equity line of credit and home equity loan origination experiences, delivering higher application submission rates and faster closings.

•	Vehicle Loan—enables rapid financing that helps consumers get into their car, boat, RV, or powersport vehicle faster.

•	Credit Card—increases application conversions through a configurable product selection experience, streamlined data collection, and instant approvals.

•	Personal Loan—drives faster pre-approvals for unsecured and secured personal loans, lines of credit, and overdraft protection lines.

•	Deposit Account—increases application conversion rates and reduces fraud risk with features that support financial services firms’ Bank Secrecy Act and anti-money laundering policies.

In addition, we have developed a product called Blend Close that streamlines traditional, hybrid, and fully digital closing experiences for mortgages, home equity lines of credit, and home equity loans.

Journey Builder

Each of our products is built from an extensive library of modular components that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures, addressing stipulations, and signing closing documents. Blend and our customers can rapidly create new product offerings by assembling our modular components into workflows using our Journey Builder, which includes tools for experience design, process orchestration, and persona-based workspaces.

The modular components that make up our products generally fall under the categories of verification, decisioning, workflow intelligence, and marketplaces.

Verification Components

Our verification components automate confirmation tasks that are needed to underwrite a loan or approve the opening of a new deposit account. We have pre-built integrations with providers of technology and services to address requirements for identity verification, asset verification, income and employment verification, and credit.

Decisioning Components

Our decisioning components reduce the need for human intervention by automatically applying business rules throughout an application workflow configured by a financial services firm. Examples include pre-approvals, cross-selling, and adverse actions.

Workflow Intelligence Components

Our workflow intelligence components manage data collection and automate tasks throughout the origination process. We create applications with branching logic to streamline initial data collection. Wherever possible, our software eliminates the need for document uploads by integrating with authoritative data sources. We also automate key processing tasks so consumers can begin to address stipulations immediately after a loan application is submitted.

Marketplace Components

Our curated marketplace components enable consumers to shop for products and services presented at the precise moment of need during an application for a loan or a deposit account. We currently offer marketplaces that enable consumers to find real estate agents, insurance carriers, and automobiles for sale online. These marketplaces help consumers quickly locate service providers with competitive rates and enable financial services firms to increase operational efficiency by providing a one-stop shopping experience.

APIs and Integrations

Through our open APIs we are able to seamlessly integrate the capabilities of technology, data, and service providers into our software platform. As we develop integrations with new partners, our customers can quickly experience the benefits across their product suite. In addition, financial services firms can use our APIs to develop integrations with the back office systems in their tech stack, creating a unified, agile architecture for powering superior consumer journeys.

The Blend Ecosystem

We bring together an extensive partner ecosystem through our software platform, consisting of more than 2,200 technology, data, and service providers that has grown by more than 1,300% year-over-year as of March 31, 2021. We provide the central hub through which these partners collaborate to deliver best-in-class consumer journeys in highly efficient ways. In addition, we provide our ecosystem partners with a critical distribution channel to reach consumers at the precise moment they are looking for products and services through the financial services firms we serve.

By providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with no incremental acquisition costs. As more financial services firms become Blend customers or deploy additional products through our software platform, the number of consumers using our software platform grows, which attracts more service providers to our ecosystem to serve those consumers. As a result, consumers benefit from more opportunities to save time and money, financial services firms benefit from increased operational efficiency, our partners benefit from increased distribution, and Blend generates additional revenue. We believe this win-win-win-win model creates a powerful network effect that will continue to expand our serviceable addressable market over time.

Our Partner Ecosystem and Network Effect

Nearly $1.4 Trillion Loan Volume10 More Transactions More upside for partners to join the Blend ecosystem More Partners 2,200 + Ecosystem Partners 11 Better and more complete experience for consumers More Value Increased value for new customers and higher engagement from existing ones More Adoption 160% + Dollar-based Net Retenton9

Key elements of our partner ecosystem include (i) more than 45 technology partners, (ii) 29 data partners, (iii) more than 1,200 marketplace partners, and (iv) more than 900 settlement services partners.

To provide consumers with optimal end-to-end journeys through our software platform, we have created our own property and casualty insurance agency and our own title insurance agency. Consistent with this strategy, on March 12, 2021 we signed a definitive agreement to acquire Title365, a leading title insurance agency, from Mr. Cooper Group Inc. Title365 will be integrated with our

8.	As of December 31, 2020.
9.	As of December 31, 2020.
10.	As of March 31, 2021.

platform, which enables financial services firms to automate title commitments and streamline communication with consumers and settlement teams. Title365 will also expand our partner ecosystem through its network of more than 7,000 notaries.

Key Benefits to Our Customers

We help our customers increase their revenue by powering best-in-class customer experiences that result in:

•	Increased consumer acquisition

•	Deeper consumer relationships

•	Increased consumer satisfaction

We also position our customers for long-term success by helping them streamline operations and increase efficiency through:

•	Faster innovation cycles

•	Lower operating costs

•	Lower development costs

•	Reduced risk of fraud and human errors

Ultimately, it is our goal to help banks, credit unions, fintechs, and non-bank lenders proactively improve financial opportunities for consumers. By removing friction, increasing transparency, and bringing greater personalization to consumer acquisition workflows, we see the potential for our software platform to help financial services firms improve the lives of millions of consumers.

What Sets Us Apart

We have already achieved significant growth, and we believe we are well positioned to serve as a long-term strategic innovation partner and provider of mission-critical software to financial services firms due to the following factors:

•

Single software platform designed for any banking product—as a leading cloud-based software provider that streamlines the end-to-end consumer journey for mortgages, consumer loans, and deposit accounts through a single, unified software platform, we are a trailblazer with powerful competitive advantages. We support multi-product shopping experiences and enable consumers to move seamlessly across digital devices, contact centers, and branches throughout the origination process, providing additional benefits and incentives for customers to standardize on our software platform across products and channels. Since 2015, we have invested more than $165 million in research and development to build our software platform and grow our business. We believe the time, cost, and effort to replicate the breadth of our products and depth of our capabilities is difficult for others to match.

•

Configurable software platform for accelerating innovation—we enable financial services firms to rapidly build and launch new product offerings by leveraging our low-code design tools and an extensive library of modular components purpose-built for loan origination, account opening, and consumer onboarding. Through our software platform, we deliver product updates on a weekly basis. Our products are highly complex and require us to have advanced knowledge of modern software development techniques as well as deep industry expertise, including in-depth knowledge of financial services regulations, product offerings, and operational workflows for approving loans and opening accounts.

•

Expansive partner ecosystem—through our integrations and marketplaces we enable more than 2,200 technology, data, and service providers to collaborate through our software platform and provide superior consumer experiences. The scale of our partner ecosystem has grown by more than 1,300% year-over-year as of March 31, 2021, and we have signed a definitive agreement to acquire Title365, which will further add more than 7,000 notaries. By aggregating transaction volume across multiple financial services firms, we are able to negotiate competitive rates for technology and data services we bundle into our products. We believe it would take competitors substantial time, effort, and cost to replicate the scale and benefits of our rapidly growing partner ecosystem.

•

Powerful network effects—by providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with zero incremental consumer acquisition costs. As more consumers use our software platform to apply for financial services products, we attract more partners to our ecosystem. This allows us to deliver more value to consumers, attract more financial services firms as customers, expand our existing relationships with financial services firms, and generate increased revenue from completed transactions, creating a powerful network effect and differentiator for our business. Our aim is to become the distribution platform of choice for technology, data, and service providers to efficiently reach and serve consumers undertaking major financial transactions.

•

Agency subsidiaries and licensing—we created our own property and casualty insurance agency with licensing in all 50 states to facilitate transactions in our home insurance marketplace, and we have signed a definitive agreement to acquire Title365, one of the largest title insurance agencies in the United States, with licenses and partnerships covering all 50 states in order to deliver the benefits of our software platform to financial services firms at greater scale. We believe the complexity, cost, and level of effort to duplicate this operational scale is difficult for others to replicate.

•

Extensive network of customers—we have become a supplier of mission-critical software to hundreds of financial services firms, including 31 of the top 100 financial services firms in the United States by assets under management and 28 of the top 100 non-bank mortgage lenders by loan volume, and we have a proven track record of delivering our products securely, at scale, and in a way that meets their demanding needs. Once deployed, we become deeply embedded in business processes and integrated with back office systems, which makes us difficult to replace. This gives us a strong vantage point to be able to cross-sell additional offerings to our customers. In addition, the scale and diversity of our customer base provides us with extensive data and deep insights that help us strengthen our software platform, enhancing our ability to serve existing and future customers.

Our Growth Strategies

We intend to continue driving growth through the following strategies, while always maintaining a laser focus on the success of our customers:

•	Increase the volume of transactions we power for our customers

•	Continue to invest in new product offerings

•	Integrate more marketplaces into our end-to-end consumer journeys

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including, but not limited to, those highlighted in the section titled “Risk Factors” and summarized below. We have various categories of risks, including risks related to our business and operations; risks relating to our legal and regulatory environment; risks related to our dependence on third parties; risks related to our intellectual property; and risks related to this offering and ownership of our common stock, which are discussed more fully in the section titled “Risk Factors.” As a result, this risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth in the section titled “Risk Factors.” Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities, or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate.

•	We have experienced rapid growth in recent periods, and we do not expect to grow at these historical rates in future periods;

•	We have a history of net losses, and we may not be able to achieve or maintain profitability in the future;

•

If we fail to retain our existing customers or to acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected;

•

A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected;

•	We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected;

•	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

•

We expect to experience significant growth through strategic acquisitions and partnerships, including our acquisition of Title365, and we face risks related to the integration of such acquisitions and the management of such growth;

•	Changes in market interest rates could adversely affect our business, financial condition, and results of operations;

•	Our results of operations are likely to fluctuate from period to period, which could cause the market price of our common stock to decline;

•

A cybersecurity incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and significantly damage our reputation;

•	We may be subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations;

•

Our customers are, and in some cases we are or may be, subject to, and we facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services;

•	We depend on the interoperability of our platform across third-party applications and services that we do not control;

•	Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations; and

•	The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, webcasts, and our corporate blog at blend.com/blog.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated under the laws of the state of Delaware in April 2012. Our principal executive offices are located at 415 Kearny Street, San Francisco, California 94108, and our telephone number is (650) 550-4810. Our website address is www.blend.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Blend,” our logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Blend Labs, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We intend to take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock from us	shares

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $             million (or approximately $             million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, other than our pending acquisition of Title365, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Concentration of ownership

Upon the completion of this offering, our executive officers, directors, and holders of 5% or more of our common stock will beneficially own, in the aggregate, approximately             % of the outstanding shares of our common stock.

Proposed trading symbol	“BLND”

The number of shares of our common stock that will be outstanding after this offering is based on 510,979,780 shares of our common stock outstanding as of December 31, 2020, and reflects:

•	367,136,228 shares of our convertible preferred stock that will automatically convert into 367,136,228 shares of common stock immediately prior to the completion of this offering;

•	45,116,188 shares of our Class A common stock outstanding that will automatically convert into 45,116,188 shares of common stock immediately prior to the completion of this offering; and

•

98,727,364 shares of our Class B common stock outstanding that will automatically convert into 98,727,364 shares of common stock immediately prior to the completion of this offering (such conversions, collectively, the Capital Stock Conversions).

The shares of our common stock outstanding as of December 31, 2020 exclude the following:

•

101,250,900 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2020, with a weighted average exercise price of $0.58 per share;

•

96,721,181 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2020, with a weighted average exercise price of $2.86 per share;

•

16,381,959 shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of December 31, 2020, with a weighted average exercise price of $1.18 per share, which would result in the issuance of 16,381,959 shares of our common stock in connection with the Capital Stock Conversions and this offering; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Equity Incentive Plan, or our 2021 Plan, which will become effective prior to the completion of this offering;

•

             shares of our common stock reserved for future issuance under our 2012 Stock Plan, or our 2012 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2012 Plan; and

•	shares of our common stock to be reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on any shares of our common stock granted pursuant to awards under our 2012 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the Capital Stock Conversions will occur immediately prior to the completion of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, will each occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or warrants subsequent to December 31, 2020; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statements of operations data for 2019 and 2020 and consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial data and other data below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2019	2020
Consolidated Statements of Operations Data:	(In thousands, except per share data)
Revenue	$50,671	$96,029
Cost of revenue(1)	19,547	34,289

Gross profit	31,124	61,740
Operating expenses:
Research and development(1)	48,597	55,503
Sales and marketing(1)	37,660	51,420
General and administrative(1)	26,589	30,108

Total operating expenses	112,846	137,031

Loss from operations	(81,722)	(75,291)
Other income (expense), net	283	700

Loss before income taxes	(81,439)	(74,591)
Provision for income taxes	13	26

Net loss	$(81,452)	$(74,617)

Basic and diluted net loss per share:
Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.83)	$(0.63)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	98,329	118,221

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2019	2020
	(In thousands)
Cost of revenue	$46	$79
Research and development	3,431	4,250
Sales and marketing	966	3,675
General and administrative	5,446	2,120

Total stock-based compensation	$9,889	$10,124

(2)

See Note 15 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

	As of December 31, 2020
	Actual	Pro forma(1)	Pro forma as adjusted(2)
Consolidated Balance Sheet Data:	(In thousands)
Cash, cash equivalents, and marketable securities	$151,723	$	$
Working capital(3)	151,116
Total assets	215,745
Total liabilities	52,408
Convertible preferred stock	385,225
Accumulated deficit	(272,852)
Total stockholders’ equity	163,337

(1)

The pro forma column above reflects the transactions described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information,” including (i) the issuance of 67,255,705 shares of our Series G convertible preferred stock, or our Series G Preferred Stock, for an aggregate of $310.0 million, (ii) the borrowing of an aggregate of $225.0 million under a senior secured first-lien term loan facility, or the Term Loan, and $25.0 million senior secured first-lien revolving credit facility, or the Revolving Credit Facility, in connection with our acquisition of Title365, (iii) the issuance of a warrant to purchase up to 1,795,294 shares of our Series G Preferred Stock in connection with such borrowing, (iv) our probable acquisition of Title365, (v) the Capital Stock Conversions, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, in each case, as if such transactions had occurred on December 31, 2020.

(2)

The pro forma as adjusted column above gives effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us of              shares of common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) application of the proceeds therefrom as described in “Use of Proceeds” as if they had occurred on December 31, 2020. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash, cash equivalents, and marketable securities, total assets, working capital, and total stockholders’ equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, each of our cash, cash equivalents, and marketable securities, total assets, working capital, and total stockholders’ equity by $             million, assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions payable by us. The pro forma information in the consolidated balance sheet data above is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information,” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Operations

We have experienced rapid growth in recent periods, and we do not expect to grow at these historical rates in future periods.

We have grown rapidly over the last several years, and therefore our recent revenue growth rate and financial performance should not be considered indicative of our future performance. In 2019 and 2020, our revenue was $50.7 million and $96.0 million, respectively, representing a 90% year-over-year growth rate. We expect our revenue growth rate to decline in future periods. We believe that growth of our revenue depends on a number of factors, including our ability to price our products and services effectively so that we are able to attract and retain customers without compromising our profitability, attract new customers, increase our existing customers’ use of our solutions, provide our customers with excellent support, and successfully identify and acquire or invest in businesses, products, or technology that we believe could complement or expand our solutions.

You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics, or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to continue to fluctuate over the short term and decline in the long term. Our revenue growth rate may decline in future periods as the size of our business grows and as we achieve higher market adoption rates. Our revenue growth may slow or revenue may decline for a number of other possible reasons, including reduced demand for our products and services, insufficient growth in the number of financial services firms that utilize our products and services or the lack of expansion of products and services within our existing customer base, transaction volume and mix, particularly with our significant customers, increased competition, a decrease in the growth or reduction in size of our overall market or if we fail for any reason to capitalize on growth opportunities, general economic conditions, and the maturation of our business, among others. We also expect to continue to make investments in the development and expansion of our business, which may not result in increased revenue or growth. If our revenue growth rate declines, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

We have a history of net losses, and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses in each period since our inception in 2012, and we may not be able to achieve or maintain profitability in the future. We incurred a net loss of $81.5 million and $74.6 million, in 2019 and 2020, respectively, and as of December 31, 2020, we had an accumulated deficit of $272.9 million. We expect our costs will increase over time and our losses to continue as we expect to invest significant additional funds towards growing our business and operating as a public company. We have expended and expect to continue to expend substantial financial and other resources on product development, including investments in our product, engineering, and design teams and the development of new products and new functionality for our existing products and our platform; our technology infrastructure, including systems architecture, management tools, scalability, availability, performance, and security, as well as disaster recovery measures; our sales, marketing, and customer success organizations; acquisitions or strategic investments; and general administration, including legal and accounting expenses. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flows on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.

If we fail to retain our existing customers or to acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, our revenue may decrease and our business, financial condition, and results of operations could be adversely affected.

Our ability to continue our growth in the future will depend in part on our success in maintaining successful relationships with our customers. If any of our customers were to suspend, limit, or cease their operations or otherwise terminate their relationships with us, the number of transactions enabled through our platform could decrease and our revenue and revenue growth rates could be adversely affected. In addition, having a diversified mix of customers is important to mitigate risk associated with changing consumer spending behavior, economic conditions, and other factors that may affect a particular type of financial services firm or industry. While we expect that the revenue from our largest customers will decrease over time as a percentage of our total revenue as we generate more revenue from other customers, we also believe that revenue from our largest customers may continue to account for a significant portion of our revenue, at least in the near term.

If we are not able to retain our existing customers or acquire new customers in a cost-effective manner, or if our customers fail to maintain their utilization of our products and services, we will not be able to continue to grow our business. Our ability to retain and grow our relationships with our customers depends on the willingness of customers to partner with us. The attractiveness of our platform to customers depends upon, among other things: our brand and reputation, the amount of fees that we charge, our ability to sustain our value proposition to our customers, products and services offered by competitors, and our ability to perform under, and maintain, our customer agreements. Many of our customers do not have long-term contractual financial commitments to us and, therefore, many of our customers may reduce or cease their use of our products and services at any time without penalty or termination charges. Additionally, a subset of our customers can generally terminate their agreements with us without cause with limited requirements to provide prior notice. Our customers could decide to stop working with us and cease processing transactions through our platform or enter into exclusive or more favorable relationships with our competitors. Further, any downturn in the financial services industry may cause our customers to reduce their spending on lending technology or to seek to terminate or renegotiate their agreements with us. Our customers have no obligation to renew their subscriptions with us after the expiration of the initial or current subscription term, and our customers, if they choose to renew at all, may renew on pricing or other contract terms that are less favorable to us or otherwise ask to modify their agreement terms in a manner that is cost prohibitive to us. Our renewal rates may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our pricing or our products or their ability to continue their operations or spending levels. In addition, our customers’ regulators may require that they terminate or otherwise limit their business with us, or impose regulatory pressure limiting their ability to do business with us. If any of our customers were to stop working with us, suspend, limit, or cease their operations, do not renew their subscriptions with us on similar pricing terms, or otherwise terminate their relationships with us, the number of loans and other transactions enabled through our platform could decrease and our revenue and revenue growth rates could be adversely affected.

Additionally, as the markets for our cloud-based banking software continue to develop, we may be unable to attract new customers based on the same pricing models that we have used historically. Large or influential financial services firms may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to change our pricing model, reduce our prices, or accept other unfavorable contract terms, any of which could adversely affect our revenue and revenue growth rate.

We could in the future have disagreements or disputes with any of our customers, which could negatively impact or threaten our relationship with them. In our agreements with customers, we make certain representations and warranties and covenants concerning our compliance with certain procedures and guidelines related to laws and regulations applicable to the services to be provided by us to our customers. If those representations and warranties were not accurate when made or if we fail to perform a covenant, we may be liable for any resulting damages, including potentially any losses associated with impacted transactions, and our reputation and ability to continue to attract new customers could be adversely affected. Additionally, our customers may engage in mergers, acquisitions or consolidations with each other, our competitors or with third parties, any of which could be disruptive to our existing and prospective relationships with our customers.

If we fail to retain any of our larger customers or a substantial number of our smaller customers, if we do not acquire new customers, if we do not continually expand revenue and volume from customers on our platform, or if we do not attract and retain a diverse mix of customers, our business, financial condition, results of operations, and future prospects could be adversely affected.

A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected.

Historically, certain of our customers have accounted for a significant portion of our revenue. For example, for 2020, our top five customers accounted for 34% of our revenue. The concentration of a significant portion of our business and transaction volume with a limited number of customers, or type of customer or industry, exposes us disproportionately to any of those customers choosing to no longer partner with us or choosing to partner with a competitor, to the economic performance of those customers or industry, or to any events, circumstances, or risks affecting such customers or industry. Additionally, because we do not have long-term contractual financial commitments with many of our customers, a material modification in the financial operations of a key customer could affect our transaction volume with that customer and therefore our revenue growth. If we are unable to continue to increase the number of other customers on our platform or if any of our key customers were to suspend, limit, or cease their operations or otherwise terminate their relationship with us, our business, financial condition, and results of operations would be adversely affected.

We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected.

The market in which we operate is intensely competitive and characterized by shifting user preferences, fragmentation, and frequent introductions of new services and offerings. The primary competitors for our software platform include point solution vendors, providers of back office software with proprietary digital capabilities, and systems developed internally at financial services firms. Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with financial services firms and larger existing user bases in certain markets, more successful marketing capabilities, and substantially greater financial, technical, and other resources than we have. Greater financial resources and product development capabilities may allow these competitors to respond more quickly to new or emerging technologies and changes in financial services firm preferences that may render our platform less attractive or obsolete. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, introduce new offerings with competitive price and performance characteristics or undertake more aggressive marketing campaigns than ours. Additionally, many of our competitors are well capitalized and offer discounted services, lower pricing, incentives, discounts and promotions, and innovative platforms and offerings, which may be more attractive than those that we offer. Further, our customers may decide to develop their own solutions that compete with ours.

As we and our competitors introduce new offerings and invest more in digital capabilities, and as existing offerings evolve, we expect to become subject to additional competition. Our competitors may adopt certain of our platform features or may adopt innovations that our customers value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Increased competition could result in, among other things, a reduction of the revenue we generate from the use of our platform from reduced demand or pricing pressures, the number of customers, the frequency of use of our platform, and our margins.

For all of these reasons, we may not be able to compete successfully. If we lose existing customers, fail to attract new customers, or are forced to make pricing concessions as a result of increased competition, our business, financial condition, and results of operations could be adversely affected.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We were founded in 2012 and have experienced rapid growth in recent years. Our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face. These risks and difficulties include our ability to:

•	accurately forecast our revenue and plan our operating expenses;

•	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;

•	maintain and increase the volume of transactions enabled through our platform;

•	enter into new and maintain existing customer relationships;

•	successfully identify, negotiate, execute, and integrate strategic acquisitions and partnerships;

•	successfully compete with current and future competitors;

•	successfully build our brand and protect our reputation from negative publicity;

•	increase the effectiveness of our marketing strategies;

•	successfully adjust our proprietary technology, products, and services in a timely manner in response to changing macroeconomic conditions and fluctuations in the credit market;

•	enter into new and maintain existing ecosystem partnerships;

•	successfully introduce new products and services and enter new markets and geographies;

•	adapt to rapidly evolving trends in the ways customers and consumers interact with technology;

•	comply with and successfully adapt to complex and evolving regulatory environments;

•	protect against fraud and online theft;

•	avoid interruptions or disruptions in our service;

•	effectively secure and maintain the confidentiality of the information received, accessed, stored, provided, and used across our systems;

•	successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;

•	attract, integrate, and retain qualified employees; and

•	effectively manage rapid growth in our personnel and operations.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

We expect to experience significant growth through strategic acquisitions and partnerships, including our acquisition of Title365, and we face risks related to the integration of such acquisitions and the management of such growth.

As part of our growth strategy, we have in the past acquired and made significant investments in, and may in the future acquire or make significant investments in, companies, businesses, personnel, and technologies. For example, in March 2021, we entered into a share purchase agreement to acquire Title365, or the Proposed Acquisition, and in connection with the Proposed Acquisition, a commitment letter for (i) a senior secured first-lien term loan facility in the aggregate principal amount of $225 million, or the Term Loan, and (ii) a senior secured first-lien revolving credit facility in an aggregate principal amount of $25 million, or the Revolving Credit Facility, and together with the Term Loan, the Facilities, the terms of which are expected to be finalized on or prior to the closing of the Proposed Acquisition. Each acquisition requires unique approaches to integration due to, among other reasons, the structure of the acquisitions, the integration of technology, the size, locations, and cultural differences among their teams and ours, and has required, and will continue to require, attention from our management team. As we continue to grow, the size of our acquisitions and investments may increase. In addition to the larger purchase prices associated with such acquisitions and investments, larger acquisitions and investments may also require additional management resources to integrate more significant and often more complex businesses into our company. We will continue to explore and evaluate additional acquisitions, some of which may be the same size or even larger in scale and investment than our pending acquisition of Title365.

Our future success depends in part on our ability to integrate these acquisitions and manage these businesses, partnerships, and transactions effectively. If we are unable to obtain the anticipated benefits or synergies of such acquisitions, or we encounter difficulties integrating acquired businesses with ours, our business, financial condition, and results of operations could be adversely affected.

Challenges and risks from such strategic acquisitions and partnerships include:

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diversion of management’s attention in the acquisition and integration process, including oversight over acquired businesses which may continue their operations under contingent consideration provisions in acquisition agreements;

•	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, or future performance;

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the need to integrate the operations, systems, technologies, products, and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

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the need to implement internal controls, procedures, and policies appropriate for a larger, U.S.-based public company at companies that prior to acquisition may not have robust controls, procedures, and policies, in particular, with respect to the effectiveness of internal controls, cyber and information security practices, incident response plans, and business continuity and disaster recovery plans, compliance with privacy, data protection, information security, and other regulations, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company’s operations;

•

the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges, write-offs of deferred revenue under purchase accounting, and integrating and reporting results for acquired companies that have not historically followed U.S. generally accepted accounting principles, or GAAP;

•	the implementation of restructuring actions and cost reduction initiatives to streamline operations and improve cost efficiencies;

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the fact that we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

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in the case of foreign acquisitions or acquisitions that include a foreign entity or operations, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries as well as tax risks that may arise from the acquisition;

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increasing legal, regulatory, and compliance exposure, and the additional costs related to mitigate each of those, as a result of adding new offices, employees, and other service providers, benefit plans, equity awards, job types, and lines of business globally; and

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liability for activities of the acquired company before the acquisition, including intellectual property, commercial, and other litigation claims or disputes, cyber and information security vulnerabilities and incidents, violations of laws, rules and regulations, including with respect to employee classification, tax liabilities, and other known and unknown liabilities.

If we are unable to successfully integrate and manage our acquisitions and strategic partnerships, we may not realize the expected benefits of such transactions or become exposed to additional liabilities, and our business, financial condition, and results of operations could be adversely affected.

Changes in market interest rates could adversely affect our business, financial condition, and results of operations.

Increased interest rates may adversely impact the spending levels of consumers and their ability and willingness to borrow money. Higher interest rates often lead to higher loan rates charged to consumers, which could adversely affect the ability of our customers to generate volume and in turn, the number of transactions enabled through our platform and thus our ability to generate revenue from such transactions. As a result of these circumstances, financial services firms and consumers may be discouraged from engaging with our platform and as a result, reduce the volume of transactions enabled through our platform, which could adversely affect our business, financial condition, and results of operations.

Our results of operations are likely to fluctuate from period to period, which could cause the market price of our common stock to decline.

Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

•	our ability to attract and retain customers in a cost-effective manner;

•	our ability to maintain or increase loan volumes, transactions processed and platform utilization, and improve loan mix;

•	our ability to successfully expand in existing markets and successfully enter new markets;

•	changes in financial services firm behavior with respect to cloud-based software products and solutions;

•	the amount and timing of operating expenses related to maintaining and expanding our business, operations, and infrastructure, including acquiring new and maintaining existing customers;

•	the mix of revenue we generate from our products and our marketplace;

•	the timing and success of new products and services;

•	the impact of worldwide economic conditions, including economic slowdowns, recessions, and tightening of credit markets, including due to the economic impact of the COVID-19 pandemic;

•	the seasonality of our business;

•	our ability to maintain an adequate rate of growth and effectively manage that growth;

•	our ability to keep pace with technology changes in our industry;

•	the success of our sales and marketing efforts;

•	the effects of negative publicity on our business, reputation, or brand;

•	our ability to protect, maintain, and enforce our intellectual property;

•	costs associated with defending claims, including intellectual property infringement claims, and related judgments or settlements;

•	changes in governmental or other regulations, including state and federal banking laws and regulations or in federal monetary policies, affecting our business;

•	interruptions in service and any related impact on our business, reputation, or brand;

•	the attraction and engagement of qualified employees and key personnel;

•	our ability to choose and effectively manage partners, vendors, and other service providers;

•	the effects of natural or man-made catastrophic events;

•	the effectiveness of our internal control over financial reporting; and

•	changes in our tax rates or exposure to additional tax liabilities.

The variability and unpredictability of our results of operations could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period. If we fail to meet or exceed such expectations, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

A cybersecurity incident affecting us or the third parties we rely on or partner with could expose us or our customers and consumers to a risk of loss or misuse of confidential information and significantly damage our reputation.

We are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, receive, use, transmit, store, and otherwise process large amounts of sensitive information, including personal information, credit information, and other sensitive and confidential information of consumers and potential consumers. It is critical that we do so in a manner designed to maintain the confidentiality, integrity, and availability of such sensitive information. Additionally, in the ordinary course of our business, we collect, store, transmit, and otherwise process large amounts of sensitive corporate, personal, and other information, including intellectual property, proprietary business information, and other confidential information. We also have arrangements in place with certain of our partners, vendors, and other service providers that require us to share certain of the information we maintain and otherwise process, including consumer information, with them. Certain elements of our operations (including elements of our information technology infrastructure) rely on third parties, and as a result, we manage a number of third-party service providers who may have access to our computer networks and sensitive or confidential information. In addition, many of those third parties may in turn subcontract or outsource some of their responsibilities to other third parties. As a result, our information technology systems, including the functions of third parties that are involved or have access to those systems, is large and complex, with many points of entry and access. Like all information technology systems that are distributed and have large amounts of sensitive information stored on those systems, our systems are potentially vulnerable to and may be subject to unintentional, inadvertent, or malicious, internal and external attacks, including security breaches, incidents, attacks, exposures, intrusions, malware, ransomware, social engineering attacks, phishing and spearphishing attempts, attempts to overload our servers with distributed denial-of-service attacks, employee theft, unauthorized access by third parties (including foreign governments or state actors with significant financial and technological resources) or internal actors, or other attacks and similar disruptions. Any vulnerabilities can be exploited from inadvertent or intentional actions of our employees, partners, vendors, service providers, customers, or by malicious third parties. For example, to the extent manual processes are involved in the handling of sensitive information, such sensitive information could be inadvertently misdirected despite our training and quality assurance precautions. While we have taken steps to protect the sensitive and confidential information that we have access to and have implemented multiple overlapping controls to reduce risk of a single control failure, our security measures or those of our partners, vendors, or service providers could be breached or we could suffer data loss or unauthorized access to our platform or the systems or networks used in our business.

Because attacks of this nature are increasing in frequency, levels of persistence, sophistication and intensity, and techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be known until they are launched against a target, we and our partners, vendors, and other service providers may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy- and security-related incidents. These security risks that we and our partners, vendors, and other third-party service providers face have been heightened by an increase in employees and service providers working remotely in response to the COVID-19 pandemic.

In addition, consumers on our platform could have vulnerabilities on their own devices that are entirely unrelated to our systems and platform but could mistakenly attribute their own vulnerabilities to us. Consumers on our platform may also provide sensitive information to other third parties through their use of our platform, and consumers could mistakenly attribute any misuse of such information by other third parties to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing and business email compromise attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise respond to.

There also have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our partners’, vendors’, or service providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. In addition, laws, regulations, government guidance, and industry standards and practices in the United States and elsewhere are rapidly evolving to combat these threats. We may face increased compliance burdens regarding such requirements with regulators and customers regarding our products and services and also incur additional costs for oversight and monitoring of our own supply chain.

Although we have developed systems and processes that are designed to protect the confidential and sensitive information we maintain and our partners, vendors, and other service providers maintain on our behalf, including personal data of our customers, consumers, and employees, protect our systems, prevent data loss, and prevent other security breaches and security incidents, these security measures may not have fully protected our systems in the past and cannot guarantee security in the future. The information technology systems and infrastructure used in our business may be vulnerable to cyberattacks or security breaches, and third parties may be able to access data, including personal information and other sensitive and proprietary data of our customers and consumers, our employees’ personal information, or our other sensitive and proprietary data, accessible through those systems. Employee error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident. Although we have policies and technologies restricting access to the personal information we store, there is a risk that these policies and technologies may not be effective in all cases. Any actual or perceived breach of privacy, or any actual or perceived security breach or other incident, could interrupt our operations, result in our platform being unavailable, result in loss or improper access to, or acquisition or disclosure of sensitive or confidential information, personal information, or other data, result in fraudulent transfer of funds, harm our reputation, brand, and competitive position, damage our relationships with our customers, subject us to adverse media coverage, or result in claims, regulatory investigations, and proceedings and significant legal, regulatory, and financial exposure, including ongoing monitoring by regulators, and any such incidents or any perception that our security measures are inadequate could lead to loss of customer confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Any actual or perceived breach of privacy or security, or other security incident, impacting any entities with which we share or disclose data (including, for example, our partners, vendors, or service providers) could have similar effects. We also expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other privacy- and security-related incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

Additionally, defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management’s attention. We cannot ensure that any provisions in our agreements with customers, contracts with service providers and other contracts relating to limitations of liability, including those in connection with a security lapse or breach or other privacy- or security-related incident, would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. We cannot be certain that our insurance coverage will be adequate for data handling or data security costs or liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

Growth of our business will depend on a trustworthy reputation and strong brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of customers and our ability to increase their level of engagement.

We believe maintaining a trustworthy reputation and strong brand is critical to our success and our ability to attract customers to our platform and maintain good relations with regulators. Our reputation, brand, and ability to build trust with existing and new customers may be adversely affected by complaints and negative publicity about us, our platform, partners, and customers that utilize our platform or our competitors’ platforms, even if factually incorrect or based on isolated incidents. Negative perception of our platform or company may harm our reputation and brand, including as a result of:

•	perceptions of cloud-based software and our industry and our company, including the quality, security, and reliability of our cloud-based software platform;

•	the overall user experience of our platform;

•	changes to our platform;

•	a failure to provide a range of options sought by customers or consumers;

•	our ability to effectively manage and resolve customer and consumer complaints;

•	fraudulent, illegal, negligent, reckless, or otherwise inappropriate behavior by users or third parties;

•

actual or perceived disruptions to, failures of, or defects, bugs, vulnerabilities, or errors in our platform or similar incidents, such as privacy or data security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact or may be perceived to impact the reliability of our services, including services provided by third parties we rely on;

•	litigation over, or investigations by regulators into, our platform;

•	customers’ or consumers’ lack of awareness of, or compliance with, our policies;

•	a failure to comply with legal, tax, privacy, data protection, information security, or regulatory requirements;

•	changes to our practices with respect to collection and use of customer and consumer data;

•	a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

•	a failure to operate our business in a way that is consistent with our values and mission;

•	inadequate or unsatisfactory support experiences for our customers;

•	illegal or otherwise inappropriate behavior by our management team or other employees or contractors; or

•	a failure to register and prevent misappropriation of our trademarks.

If we do not successfully develop, protect, and enhance our reputation and brand, our business, financial condition, and results of operations could be adversely affected.

If we fail to manage our growth effectively, our reputation, business, financial condition, and results of operations could be adversely affected.

Since 2012, we have experienced rapid growth in our employee headcount, our customers, and our operations, and we expect to continue to experience growth in the future. Employee growth has occurred both at our San Francisco headquarters and in a number of our offices across the United States. This growth has placed, and may continue to place, substantial demands on management and our operational and financial infrastructure. As with many companies in our growth stage, as of March 2021, a majority of our employees have been with us for fewer than 13 months. We have made, and intend to continue to make, substantial investments in our technology, customer service, risk, sales and marketing infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies, and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop, and motivate a large number of new employees, while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our information technology infrastructure and our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not manage the growth of our business and operations effectively, the quality of our platform and the efficiency of our operations could suffer, which could adversely affect our reputation, business, financial condition, and results of operations.

Systems failures and resulting interruptions in the availability of our website or platform, or other delays or slow response times from our website or platform, could adversely affect our business, financial condition, and results of operations.

We currently serve our customers and consumers on our platform from third-party data center hosting facilities. It is critical to our success that our customers (including their customers) and consumers be able to access our platform at all times, and that the performance of our platform is responsive and rapid. Our systems, or those of third parties upon which we rely, may experience service interruptions, outages, failures, or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. These eventualities could cause information, including information relating to our customers and consumers, to be lost, corrupted, altered, or delayed. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events. Additionally, in some cases, partners, vendors, and other service providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services.

We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or compute capacity being exhausted. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue. Moreover, we have in the past provided credits to customers per contractual obligations and/or voluntarily made payments to customers to compensate them for the system failure or similar event, and we may provide similar such credits in the future. In addition, the affected customer or consumer could seek monetary recourse from us for its losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in the loss of customers.

Further, we have service level agreements with a small number of our customers that require us to meet specific transaction response times. In the event that we fail to meet those requirements, whether because of system failures, slow platform performance, or otherwise, our customers may request credits from us, which could adversely impact our revenue and results of operations in a period where we provide such credits.

We operate under a success-based business model and may rely on self-reporting of completed transactions by our customers, which can make it difficult to forecast revenue.

We offer our products through software-as-a-service agreements where fees are assessed for each completed transaction, such as a funded loan, new account opening, or closing transaction. We do not charge for abandoned applications or rejected applications, even though they cause us to incur costs. Our customers have the ability to access our platform under subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, or under usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at a specified price. Our subscription arrangements are generally non-cancelable during the contract term, and we may also earn additional overage fees if the number of completed transactions exceeds contractual minimums. Our usage-based arrangements generally can be terminated at any time by the customer. We recognize revenue ratably for our subscription arrangements because the customer receives and consumes the benefits of our platform throughout the contract period. We recognize fees for usage-based arrangements as the completed transactions are processed using our platform.

We use and may rely on the reporting of completed transactions by our customers when invoicing them for usage and overage fees in connection with our arrangements. If the reporting of completed transactions by our customers is not timely or accurate, it may impact our ability to estimate revenue, which may impact the accuracy of our actual and forecasted revenue recognized from our customers. If we incorrectly forecast revenue from our customers and the amount of revenue is less than projections we provide to investors, the price of our common stock could decline substantially and our business, financial condition, and results of operations could be adversely affected.

Our sales cycle can be unpredictable, time-consuming, and costly.

Our sales process involves educating prospective and existing customers about the benefits and technical capabilities of our products and services. Prospective customers often undertake a prolonged evaluation process, which typically involves not only our products and services, but also those of our competitors. Our sales cycles are typically lengthy, generally ranging from six to nine months for smaller financial services firms and twelve to eighteen months or more for larger financial services firms. We may spend substantial time, effort, and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. Events affecting our customers’ businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and results of operations. As a result of these factors, we may face greater costs, longer sales cycles, and less predictability in the future, which could adversely affect our business, financial condition, and results of operations.

Our business is substantially dependent on revenue from the financial services industry and subject to risks related to the mortgage industry and the larger financial services industry. Our business may also be adversely affected by downturns in the mortgage industry.

A substantial majority of the transactions enabled through our platform are mortgage loans and refinances, and our financial prospects depend significantly on the financial services industry ecosystem. If financial services firms experience large or unexpected losses through the offering of financial products, these firms may choose to decrease the amount of money they spend with us. In addition, decreases in consumer demand in the financial services industry in general could adversely affect the demand for our product and, in turn, the number of customers and their consumers using our platform. In addition, the number of mortgage loans, refinances, and other loan products may decline during recessionary periods and other periods in which disposable income is adversely affected and may be affected by negative trends in the broader economy, including the cost of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, and increased unemployment.

We are relying on the availability of financing under a commitment letter for debt financing, or alternative financing, to fund a portion of the purchase price for the Proposed Acquisition.

We plan to finance a portion of the aggregate purchase price for the Proposed Acquisition. In connection with the Proposed Acquisition, we entered into a commitment letter for the Facilities, the terms of which are expected to be finalized on or prior to the closing of the Proposed Acquisition. The obligations of the lenders under the commitment letter are subject to certain conditions, which may not be met. We currently expect to pay up to $225 million of the cash consideration for the Proposed Acquisition with proceeds from the Facilities. There can be no guarantee that we will be able to close the Facilities or any alternative financing arrangements on commercially reasonable terms or at all. If the Facilities are not available, and alternative financing cannot be secured, we may not be able to pay the cash consideration for the Proposed Acquisition, in which case the Proposed Acquisition would not be completed.

We expect to incur substantial indebtedness under the Facilities, the cost of servicing that debt could adversely affect our business, financial condition, and results of operation, and we may not be able in the future to service that debt.

Our ability to make scheduled payments on or to refinance our obligations under the Facilities or any alternative debt financing arrangements will depend on our financial and operating performance, which will be affected by economic, financial, competitive, business, and other factors, some or all of which are beyond our control. The indebtedness we expect to incur in connection with the Proposed Acquisition will require us to dedicate a portion of our cash flow to servicing this debt, thereby reducing the availability of cash to fund other business initiatives. There can be no assurance that our business will generate sufficient cash flow from operations to service our indebtedness or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our indebtedness on or before maturity or sell certain of our assets. There can be no assurance that we will be able to restructure or refinance any of our indebtedness on commercially reasonable terms, if at all, which could cause us to default on our debt obligations and impair our liquidity. In addition, upon the occurrence of certain events, such as a change in control, we could be required to repay or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we are unable to generate or borrow sufficient cash to make payments on our indebtedness, our business, financial condition, and results of operations could be adversely affected.

We may encounter deployment challenges, which could adversely affect our business, financial condition, and results of operations.

We may face unexpected challenges related to the complexity of our customers’ deployment and configuration requirements. Deployment of our software platform may be delayed or expenses may increase when customers have unexpected data, software, or technology challenges, or unanticipated business requirements, which could adversely affect our relationship with our customers and our business, financial condition, and results of operations. In general, our revenue related to deployment and other professional services we provide is recognized on a proportional performance basis, and delays and difficulties in these engagements could result in losses or the recognition of revenue later than expected. Further, because we do not fully control our customers’ deployment schedules, if our customers do not allocate the internal resources necessary to meet deployment timelines or if there are otherwise unanticipated deployment delays or difficulties, our ability to take customers live and the overall customer experience could be adversely affected. We rely on existing customers to act as references for prospective customers, and difficulties in deployment and configuration could therefore adversely affect our ability to attract new customers. Any difficulties or delays in the deployment processes could cause customers to delay or forego future purchases of our products and services, which could adversely affect our business, financial condition, and results of operations.

Defects, errors, or vulnerabilities in our applications, backend systems, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

Our platform and system infrastructure rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process, and manage high volumes of data. The software on which we rely may contain undetected errors, defects, bugs, or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates, sometimes multiple times per day. The third-party software that we incorporate into our platform or rely on may also be subject to errors, defects, bugs, or vulnerabilities. Any errors, defects, bugs, or vulnerabilities discovered in our code or from third-party software after release could result in negative publicity, a loss of users, increased regulatory scrutiny, fines or penalties, loss of revenue or liability for damages, and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors, bugs, or defects or to address, analyze, correct, and eliminate software platform vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, bugs, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Any failure to offer high-quality customer support by us or by partners, vendors, and other service providers may adversely affect our relationships with our customers and could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our ability to attract and retain customers is dependent in part on our ability to provide high-quality support. Our customers depend on our customer success organization to resolve any issues relating to our platform and products. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. Additionally, to the extent we decide to grow our international business and the number of international users on our platform, our customer success organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform and business, our financial condition, and our results of operations.

We experience significant seasonal fluctuations in our financial results, which could cause our common stock price to fluctuate.

Our business is highly dependent on consumer borrowing patterns that have an impact on our results of operations. We generally experience changes in consumer activity over the course of the calendar year, although our rapid growth and the impact of the COVID-19 pandemic has made, and may continue to make, seasonal fluctuations difficult to detect. Historically, our revenue has been strongest during the second and third quarters of our fiscal year as a result of higher demand for mortgages and other loans during the summer months. Seasonality will likely cause fluctuations in our financial results on a quarterly basis. While our growth has obscured this seasonality in our overall financial results, we expect our results of operations to continue to be affected by such seasonality in the future. In addition, other seasonal trends may develop and the existing seasonal trends that we experience may become more pronounced and contribute to fluctuations in our results of operations as we continue to scale and our growth slows. As such, we may not accurately forecast our results of operations. However, we base our spending and investment plans on forecasts and estimates, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, causing our results of operations to fail to meet our expectations or the expectations of investors.

The market for cloud-based banking software is still in relatively early stages of growth and if this market does not continue to grow, grows more slowly than we expect or fails to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected.

Use of, and reliance on, cloud-based banking software is still at an early stage, and we do not know whether financial services firms will continue to adopt cloud-based banking software in the future, or whether the market will change in ways we do not anticipate. Many financial services firms have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling or unable to convert from their existing systems to our software platform. Furthermore, these financial services firms may be reluctant, unwilling or unable to use cloud-based banking software due to various concerns such as the security of their data and reliability of the delivery model. These concerns or other considerations may cause financial services firms to choose not to adopt cloud-based banking software such as our cloud-based software platform or to adopt them more slowly than we anticipate, either of which would adversely affect our business, financial condition, and results of operations. Our future success also depends on our ability to sell additional products, services, and functionality to our current and prospective customers. As we create new products and services and enhance our existing products and services, these applications and enhancements may not be attractive to customers. In addition, promoting and selling new and enhanced functionality may require increasingly costly sales and marketing efforts, and if customers choose not to adopt this functionality our business and results of operations could suffer. If financial services firms are unwilling or unable to transition from their legacy systems, or if the demand for our software platform does not meet our expectations, our business, financial condition, and results of operations could be adversely affected.

Unfavorable conditions in our industry or the global economy or reductions in technology spending could limit our ability to grow our business and adversely affect our financial condition and results of operations.

Our results of operations may vary based on the impact of changes in our industry or the U.S. economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for our solutions. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in lending activity and business investments, including spending on technology, and negatively affect the growth of our business. For example, the COVID-19 pandemic has created and may continue to create significant uncertainty in global financial markets and the long-term economic impact of the COVID-19 pandemic is highly uncertain. To the extent our solutions are perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general technology spending. Also, competitors, some of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be adversely affected.

Future revenue growth depends upon our ability to adapt to technological change as well as global trends in the way customers access cloud-based banking software and successfully introduce new and enhanced products, services and business models.

We operate in industries that are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. We believe that the pace of innovation will continue to accelerate as customers increasingly base their technology investments on a broad range of factors, including products and markets addressed, performance and scale, consumer experience, data governance, and regulatory compliance. We must continue to innovate and develop new products and features to meet changing customer and consumer needs and attract and retain talented software developers.

Our business depends significantly on revenue from large and mid-sized financial services firms. As our existing platform components mature, we will need to successfully integrate new products on our platform, as well as upgrade the decisioning, verification, and automation components of our existing platform in order to continue to help our customers adapt quickly to constantly changing market conditions. If we are not able to develop and clearly demonstrate the value of new products, upgraded components, or services to our customers, or effectively utilize our customers’ data to provide them with value, our ability to retain and acquire customers could be adversely affected. If competitors introduce new offerings embodying new technologies, or if new industry standards and practices emerge, our existing technology, services, and website may become obsolete. Our future success could depend on our ability to respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

We have scaled our business rapidly and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our platform and new products and services on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. We may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. If we face material delays in introducing new or enhanced platform features, products, and services or if our recently introduced offerings do not perform in accordance with our expectations, the customers and consumers that utilize our platform may forego the use of our services in favor of those of our competitors.

We depend on our senior management team and our other highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our employees, or if our new employees do not perform as we anticipate, we may not be able to grow effectively and our business, financial condition, and results of operations could be adversely affected.

Our future success will depend in part on the continued service of our founders, senior management team, key technical employees, and other highly skilled employees, including Nima Ghamsari, Head of Blend and one of our co-founders, and on our ability to continue to identify, hire, develop, motivate, and retain talented employees. We may not be able to retain the services of any of our employees or other members of senior management in the future. Also, all of our U.S.-based employees, including our senior management team and Mr. Ghamsari, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected.

We face intense competition for highly skilled employees, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled employees. To attract and retain top talent, we have offered, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for this or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. Certain of our employees have received significant proceeds from sales of our equity in private transactions and many of our employees may receive significant proceeds from sales of our equity in the public markets following this offering, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity, and engagement could suffer, which could adversely affect our business, financial condition, and results of operations.

Misconduct and errors by our employees, partners, vendors, and other service providers could adversely affect our business, financial condition, results of operations, and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, partners, vendors, and other service providers. Our business depends on our employees, partners, vendors, and other service providers to enable the processing of a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan and financial transactions that involve the collection, use, and disclosure of sensitive information, including personal information and confidential business information. We could be adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, sensitive information, including personal information and confidential business information, was accessible by or disclosed to unintended persons, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with consumers, and the manner in which our customers interact with their customers through our platform is governed by various federal and state laws. It is not always possible to identify and deter misconduct or errors by employees, partners, vendors, or service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers and consumers, inability to attract future customers and consumers, reputational damage, regulatory intervention, and financial harm, which could adversely affect our business, financial condition, results of operations, and reputation.

We plan to continue to expand and diversify our operations through strategic acquisitions and partnerships. We face a number of risks related to these transactions.

We plan to continue to expand and diversify our operations with additional strategic acquisitions or partnerships, strategic collaborations, joint ventures, or licensing arrangements. As we continue to grow, these transactions may be larger and require significant investments, such as the Proposed Acquisition. We may be unable to identify or complete prospective acquisitions or partnerships for many reasons, including our ability to identify suitable targets, increasing competition from other potential acquirers, the effects of consolidation in our industries, potentially high valuations of acquisition candidates, and the availability of financing to complete larger acquisitions. Even if we do complete any such transactions, we may incur significant costs, such as professional service fees. In addition, applicable antitrust laws and other regulations may limit our ability to acquire targets, particularly larger targets, or force us to divest an acquired business. If we are unable to identify suitable targets or complete acquisitions, our growth prospects could be adversely affected, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets.

Further, completing larger acquisitions or other strategic transactions is significantly riskier in that such transactions require additional consideration and management attention to complete, and could introduce additional exposure to regulatory and compliance risk. To complete these transactions, we may need to spend large amounts of cash, which may not be available to us on acceptable terms, if at all, or issue equity or equity-linked consideration, which may dilute our current stockholders. Further, we generally devote more time and resources towards performing diligence on larger transactions and may be required to devote more resources towards regulatory requirements in connection with such transactions. To the extent that we do not perform sufficient diligence on a larger acquisition or such a transaction does not generate the expected benefits, our business, financial condition, and results of operations would be adversely affected, and to a greater extent than would occur with a smaller transaction.

Additionally, we could face a variety of tax risks related to acquisitions or other strategic transactions, including that we may be required to make tax withholdings in various jurisdictions in connection with such transactions or as part of our continuing operations following a transaction, and that the companies or businesses we acquire may cause us to alter our international tax structure or otherwise create more complexity with respect to tax matters. Additionally, while we typically include indemnification provisions in our definitive agreements related to strategic acquisitions and partnerships, these indemnification provisions may be insufficient in the event that tax liabilities are greater than expected or are in areas that are not fully covered by indemnification. If we are unable to adequately predict and address such tax issues as they arise, our business, financial condition, and results of operations could be adversely affected.

Absent such strategic transactions, we would need to undertake additional development or commercialization activities at our own expense. If we elect to fund and undertake such additional efforts on our own, we may need to obtain additional expertise and additional capital, which may not be available to our company on acceptable terms, if at all. If we are unable to do any of the foregoing, we may not be able to further develop our platform effectively or achieve our expected product roadmap on a timely basis, which could adversely affect our business, financial condition, and results of operations.

The benefits of a strategic acquisition or partnership may also take considerable time to develop, and we cannot be certain that any particular strategic acquisition or partnership will produce the intended benefits. Further, acquisitions could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities. or amortization expenses related to intangible assets, or write-offs of goodwill and intangible assets. If we are unable to identify and complete strategic acquisitions or partnerships, our business, financial condition, and results of operations could be adversely affected.

We are committed to expanding our platform and enhancing the user experience, which may not maximize short-term financial results and may yield results that conflict with the market’s expectations, which could result in our stock price being adversely affected.

We are passionate about expanding our platform and continually enhancing the user experience, with a focus on driving long-term engagement through innovation, the expansion of our platform, products, and services, and providing high-quality support, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the user experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our growth, business, financial condition, and results of operations could be adversely affected.

We rely on assumptions, estimates, and unaudited financial information to calculate certain of our key metrics and other figures presented herein, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

Certain of the metrics presented herein are calculated using internal company data that has not been independently verified, data from third-party attribution partners, or unaudited financial information of companies that we have acquired or partnered with. While these metrics and figures are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring these metrics and figures across our worldwide client base and user base. Additionally, certain figures relating to our strategic acquisitions and partnerships are based on unaudited financial information that has been prepared by the management of such companies and has not been independently reviewed or audited. We cannot assure you that such financial information would not be materially different if such information was independently reviewed or audited. We regularly review and may adjust our processes for calculating our metrics and other figures to improve their accuracy, but these efforts may not prove successful and we may discover material inaccuracies. In addition, our methodology for calculating these metrics may differ from the methodology used by other companies to calculate similar metrics and figures. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors. If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. Any real or perceived inaccuracies in our metrics and other figures could adversely affect our reputation and our business.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our business is important to our ability to grow our business and to attract new customers and consumers and can be costly. We believe that the importance of brand recognition will increase as competition in the consumer lending industry expands. Successful promotion of our brand will depend largely on the effectiveness of marketing efforts and the overall user experience of our customers and consumers on our platform, which factors are outside our control. The marketing channels that we employ may also become more crowded and saturated by other cloud-based software platforms, which may decrease the effectiveness of our marketing campaigns. Our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts to help grow our business are not effective, we expect that our business, financial condition, and results of operations could be adversely affected.

Negative publicity about us, our partners, vendors, and other service providers, or the financial services technology industry, could adversely affect our business, results of operations, financial condition, and future prospects.

Negative publicity about us, our partners or the financial services technology industry, including the transparency, fairness, user experience, quality, and reliability of our platform, our or our partners’ privacy, data and security practices, litigation, regulatory activity, misconduct by our employees, partners, vendors, or service providers, or others in the financial services technology industry, the experience of consumers with our platform or services, or with our customers, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform by customers and their consumers, which could harm our reputation and cause disruptions to our platform. Any such reputational harm could further affect the behavior of customers and their consumers, including their willingness to use our platform. As a result, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be adversely affected.

We believe that our company culture has been critical to our success. We have invested substantial time and resources in building out our team with an emphasis on our shared beliefs and practices and a commitment to diversity and inclusion.

We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;

•	the increasing size and geographic diversity of our workforce;

•	competitive pressures to move in directions that may divert us from our mission, vision, and values;

•	the continued challenges of a rapidly evolving industry;

•	the increasing need to develop expertise in new areas of business that affect us;

•	any negative perception of our response to employee sentiment related to political or social causes or actions of management; and

•	the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.

The COVID-19 pandemic, or a similar public health threat, could adversely affect our business, financial condition, and results of operations.

The ongoing COVID-19 pandemic and resulting social distancing and shelter-in-place orders put in place around the world have caused widespread disruption in global economies, productivity, and financial markets and have altered the way in which we conduct our day-to-day business.

The full extent to which the COVID-19 pandemic and the various responses thereto impact our business, financial condition, and results of operations and impact our customers and partners, vendors, and other third parties will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic, including any potential future waves of the pandemic, governmental, business, and individual actions that have been and continue to be taken in response to the pandemic, the effect on our customers and on global IT spending disruptions, restrictions on our employees’ ability to work and travel, and the availability and cost to access the capital markets. As a result of the COVID-19 pandemic, in March 2020, we temporarily closed our offices, required our employees and contractors to work remotely, and implemented travel restrictions, all of which represent a significant disruption in how we operate our business. The operations of our customers and partners have likewise been disrupted. While substantially all of our business operations can be performed remotely, many of our employees are juggling additional work-related and personal challenges. In addition, such remote operations could decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are critical to our success. A remote working environment could impede our ability to undertake new business projects, to foster a creative environment, to hire new team members, and to retain existing team members. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, including as may be required by federal, state, local, or foreign authorities or that we determine are in the best interests of our employees, customers, and stockholders.

Any of these uncertainties and actions we take to mitigate the effects of the COVID-19 pandemic could adversely affect our business, financial conditions, and results of operations. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—COVID-19” for additional information about the impact of the COVID-19 pandemic on our business.

If we are unable to effectively combat the increasing number and sophistication of fraudulent activities by third parties using our platform, we may suffer losses, which may be substantial, and lose the confidence of our customers, and government agencies and our business, financial condition, and results of operations may be adversely affected.

The title industry has been experiencing an increasing number of fraudulent activities by third parties, and those fraudulent activities are becoming increasingly sophisticated. Although we do not believe that any of this activity is uniquely targeted at our platform or business, this type of fraudulent activity may adversely affect our title business. In addition to any losses that may result from such fraud, which may be substantial, a loss of confidence by our customers, or governmental agencies in our ability to prevent fraudulent activity that is perpetrated through our software platform or business may seriously harm our business and damage its brand. As fraudulent activities become more pervasive and increasingly sophisticated, and fraud detection and prevention measures must become correspondingly more complex to combat them across the various industries in which we operate, we may implement risk control mechanisms that could make it more difficult for legitimate users to obtain access to and use our platform, which could result in lost revenue and adversely affect our business, financial condition, and results of operations. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our customers and consumers, and our business, financial condition, and results of operations could be adversely affected.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

We are considering expanding our presence internationally. We expect to eventually launch our platform internationally, and we expect to expand our operations internationally to India in the second half of 2021 in connection with the Proposed Acquisition. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

•	an inability to attract and retain customers;

•

complying with varying laws and regulatory standards, including with respect to financial services, labor and employment, data privacy, data protection, information security, tax, and local regulatory restrictions;

•	obtaining any required government approvals, licenses, or other authorizations;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

•

public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred, and which may occur, in various parts of the world in which we operate or may operate in the future; and

•	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Our lack of experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls, and trade and economic sanctions.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, we have financed our operations primarily through equity issuances and cash collections from our customers. To support our growing business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance our existing platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Although we currently anticipate that our existing cash, cash equivalents, and marketable securities and cash collections from our customers will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, we may require additional financing. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, and results of operations could be adversely affected.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of             . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems does not perform as expected, we may experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on             . We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation and common stock valuations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our common stock.

Additionally, GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. For example, in May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, “Revenue from Contracts with Consumers (Topic 606),” or ASC 606, which superseded nearly all existing revenue recognition guidance, and in February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” or ASC 842, which increased lease transparency and comparability among organizations. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could adversely affect our reported results of operations.

Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, key members of our management team have limited experience managing a public company.

As a public company, we will incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act, the rules and regulations of the SEC, and the listing standards of             . For example, the Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, and our business, financial condition, and results of operations could be adversely affected.

Risks Related to Our Legal and Regulatory Environment

We may be subject to claims, lawsuits, government investigations, and other proceedings that may adversely affect our business, financial condition, and results of operations.

We face potential liability, expenses for legal claims, and harm to our business relating to the nature of our business generally, and with the lending and financial services we enable. We, or our partners, vendors, or service providers, may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal, regulatory and other administrative proceedings in the ordinary course of business, including those involving compliance with regulatory requirements, personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new services.

In addition, a number of participants in the consumer financial and real estate settlement services industries have been the subject of putative class action lawsuits, state attorney general actions, other state regulatory actions, and federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive, or abusive acts or practices, violations of state licensing and disclosure laws and actions alleging discrimination on the basis of race, ethnicity, gender, or other prohibited bases. The current regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement have resulted in us undertaking significant time-consuming and expensive operational and compliance efforts, which may delay or preclude our ability to provide certain new products and services to our customers and/or delay adoption of new products and services by our customers. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have an adverse effect on our business, financial condition, or results of operations. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine assessed for each statutory and regulatory violation or substantial damages from class action lawsuits, potentially in excess of the amounts we earned from the underlying activities.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, or our partners, vendors, or service providers, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, subject us to adverse media coverage, require significant management attention and divert significant resources. Determining reserves for pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings, including those involving our partners, vendors, and other third parties, could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, results of operations and financial condition. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and partners and current and former directors and officers.

We also include arbitration and class action waiver provisions in our terms of service with many of our consumers. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome, and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. The enforceability of arbitration and class action waiver provisions has often been challenged, particularly recently, and if those challenges are successful, these provisions could be found to be unenforceable, in whole or in part, or specific claims could be required to be exempted. Any judicial decisions, legislation, or other rules or regulations that impair our ability to enter into and enforce our arbitration agreements and class action waivers could significantly increase our exposure to potentially costly lawsuits, our costs to litigate disputes, and the time involved in resolving such disputes, each of which could adversely affect our business, financial condition, and results of operations.

Our customers are, and in some cases we are or may be, subject to, and we facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services.

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address; we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of and services offered through the platform. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, including through certain of our products, as a technology provider to financial services firms, and in areas such as privacy, data security and data protection, and our contractual relationships with our customers.

In particular, certain laws, regulations, and rules our customers are subject to, and we facilitate compliance with, include:

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the Truth in Lending Act, or TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for credit;

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the Real Estate Settlement Procedures Act, or RESPA, and Regulation X, which require certain disclosures to be made to the borrower at application, as to the financial services firm’s good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement; prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided; for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship;

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the Equal Credit Opportunity Act, or ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

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the Fair Credit Reporting Act, or FCRA, and Regulation V promulgated thereunder, impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information;

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Section 5 of the Federal Trade Commission Act, or the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices;

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the Gramm-Leach-Bliley Act, or GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information, and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other privacy laws and regulations;

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the Electronic Fund Transfer Act, or EFTA, and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts, including requirements for overdraft services and a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

•	the Homeowners Protection Act, or HPA, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

•	the Home Mortgage Disclosure Act, or HMDA, and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;

•	the Fair Housing Act, or FHA, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

•	the Secure and Fair Enforcement for Mortgage Licensing, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators;

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state laws and regulations impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, conduct in connection with data breaches;

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the Telephone Consumer Protection Act, or TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications;

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the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM, and the Telemarketing Sales Rule, or TSR, and analogous state laws, which impose various restrictions on marketing conducted use of email, telephone, fax or text message;

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the Electronic Signatures in Global and National Commerce Act, or ESIGN Act, and similar state laws, particularly the Uniform Electronic Transactions Act, or UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations;

•	the Americans with Disabilities Act, or ADA, which has been interpreted to include websites as “places of public accommodations” that must meet certain federal requirements related to access and use;

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the Right to Financial Privacy Act, or RFPA, and similar state laws enacted to provide the financial records of financial services firms’ customers a reasonable amount of privacy from government scrutiny;

•	the Bank Secrecy Act, or BSA, and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;

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the regulations promulgated by the Office of Foreign Assets Control, or OFAC, under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and

•	other state-specific and local laws and regulations.

In addition to the laws, regulations, and rules that apply to our customers, and that we facilitate compliance with, we, in our capacity as a service provider to financial services firms and as a provider of marketplace services directly to consumers, and our partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, CAN-SPAM, TSR, ESIGN Act, ADA, OFAC, and state-specific laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, and conduct in connection with data breaches.

We may also be examined on a periodic basis by various regulatory agencies and may be required to review certain of our partners, vendors, or service providers. These potential examinations may lead to increased regulatory compliance efforts that are time-consuming and expensive operationally. Matters subject to review and examination by federal and state regulatory agencies and external auditors include our internal information technology controls in connection with our performance of services, the agreements giving rise to these activities, and the design of our platform. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers.

In addition, we are currently subject to a variety of, and may in the future become subject to, additional, federal, state, and local laws that are continuously changing, including laws related to: the real estate brokerage, title and settlement services, and property and casualty insurance industries; mobile- and internet-based businesses; and data security, advertising, privacy, and consumer protection. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.

While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that our compliance policies and procedures will be effective. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. Additionally, Congress, the states and regulatory agencies, as well as local municipalities, could further regulate the consumer financial services and adjacent industries in ways that make it more difficult or costly for us to offer our platform and related services. These laws also are often subject to changes that could severely limit the operations of our business model. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial services firms also could impact the manner in which we conduct our business. The regulatory environment in which financial services firms operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense. For example, California has enacted legislation to create a “mini-CFPB,” which could strengthen state consumer protection authority of state regulators over unfair, deceptive, or abusive acts and practices. Nevertheless, if we or our partners, vendors or other service providers are found to not comply with applicable laws, we could become subject to greater scrutiny by federal and state regulatory agencies, or face other sanctions, which may have an adverse effect on our ability to continue to provide our services or make our platform available in particular states, or utilize the services of third-party providers, which may harm our business. In addition, non-compliance could subject us to damages, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, all of which would adversely affect our business, financial condition, and results of operations.

Changes in laws or regulations relating to privacy, data protection, or the protection or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection, or the protection or transfer of personal information, could adversely affect our business.

We, and our partners, vendors, and other service providers, receive, collect, use, disclose, transmit, and store a large volume of personally identifiable information and other sensitive data relating to individuals, such as consumers and our employees. Our collection, use, receipt, and other processing of data in our business subjects us to numerous state and federal laws and regulations, addressing privacy, data protection, and the collection, storing, sharing, use, transfer, disclosure, protection, and processing of certain types of data. Such regulations include, for example, the GLBA, Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada’s Anti-Spam Law, TCPA, FCRA, FTC Act, and California Consumer Privacy Act, or CCPA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may be inconsistent from one jurisdiction to another.

For example, the Federal Trade Commission, or the FTC, has announced a Notice of Proposed Rulemaking relating to proposed amendments to the GLBA’s Safeguards Rule, which requires financial services firms, like our customers, to develop, implement, and maintain a comprehensive information security program. The proposed amendments provide more prescriptive security controls that financial services firms would be required to implement, such as specific access and authentication controls, risk assessment requirements, and oversight by appointment of a Chief Information Security Officer who would be required to provide annual written reports to the board of directors. In addition, the FTC has brought enforcement actions against service providers of financial services firms directly and against financial services firms for failures by service providers to implement appropriate controls to safeguard consumers’ personal information.

As another example, the CCPA went into effect on January 1, 2020, and, among other things, requires new disclosures to California consumers and affords such consumers new data privacy rights, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties of up to $7,500 per violation. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election, and significantly modifies the CCPA, including expanding California consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged “copycat” or other similar laws to be considered and proposed in other states across the country, such as in Virginia, New Hampshire, Illinois and Nebraska. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that becomes effective on January 1, 2023 and shares similarities with the CCPA, CPRA, and legislation proposed in other states.

The CCPA, CPRA, CDPA, and other changes in laws or regulations relating to privacy, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of laws or regulations like the GLBA, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our platform, require significant changes to our operations, or even prevent us from providing our platform in jurisdictions in which we currently operate and in which we may operate in the future. Certain other state laws impose similar privacy obligations and we also expect that more states may enact legislation similar to the CCPA, CPRA, and CDPA, which provide consumers with new privacy rights and increase the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies. In addition, some jurisdictions, such as New York, Massachusetts, and Nevada have enacted more generalized data security laws that apply to certain data that we process. We cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any such laws, rules, regulations, and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations, or may conflict with our current or future practices. Additionally, our customers may be subject to differing privacy laws, rules, and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our collection, use, processing, storage, sharing, and disclosure of various types of information including financial information and other personal information, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules, and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned, products and services and/or increase our cost of doing business.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the GLBA, CCPA, CPRA, CDPA, and potentially other laws and regulations that may be proposed or amended, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

As our business grows, we may become subject to privacy and data security laws from other jurisdictions outside of the United States, potentially including the General Data Protection Regulation, or the GDPR. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data processing obligations to competent national data processing authorities, provides for lawful bases on which personal data can be processed, provides for an expansive definition of personal data and requires changes to informed consent practices. In addition, the GDPR provides for heightened scrutiny of transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of an enterprise’s consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations. If we expand our business into Europe and/or the United Kingdom, which has enacted data protection laws substantially implementing the GDPR, we will need to comply with the GDPR and data protection laws of the United Kingdom. This will involve significant resources and expense and may also impair our ability to offer our existing or planned features, products and services and/or increase our cost of doing business.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers and consumers from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

A heightened regulatory environment in the financial services industry may have an adverse impact on our customers and our business.

Since the enactment of the Dodd-Frank Act, a number of substantial regulations affecting the supervision and operation of the financial services industry within the United States have been adopted, including those that establish the Consumer Financial Protection Bureau, or the CFPB. The CFPB has issued guidance that applies to, and conducts direct examinations of, “supervised banks and nonbanks” as well as “supervised service providers” like us. In addition, the CFPB regulates consumer financial products and services. Certain of our partners are also subject to regulation by federal and state authorities and, as a result, could pass through some of those compliance obligations to us.

To the extent this oversight or regulation negatively impacts our customers, our business, financial condition, and results of operations could be adversely affected because, among other matters, our customers could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by re-negotiating their agreements with us. Additional regulation, examination, and oversight of us could require us to modify the manner in which we contract with or provide products and services to our customers, directly or indirectly limit how much we can charge for our products and services, require us to invest additional time and resources to comply with such oversight and regulations, or limit our ability to update our existing products and services, or require us to develop new ones. Any of these events, if realized, could adversely affect our business, financial condition, and results of operations.

Failure to obtain or maintain state licenses or other regulatory infractions resulting in license revocation could impact our ability to offer products and services.

Our ability to obtain or maintain state licenses for the services offered through our platform, including for our property and casualty insurance agency, title insurance agency, and real estate brokerage business depends on our ability to meet licensing requirements established by the applicable regulatory agency and adopted by each state, subject to variations across states. In addition, as we expand the functionality of and services offered through the platform, or if a regulator determines that the services offered through the platform require licensing, we may be required to obtain additional licensing and incur additional costs. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy, or if a regulator determines that we have not satisfied, applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended or may incur additional costs or regulatory infractions. Any such events could adversely affect our business, financial condition, or results of operations.

Regulation of title insurance rates and relationships with insurance underwriters could adversely affect our title insurance business.

We are subject to extensive rate regulation by the applicable state agencies in the jurisdictions in which our title insurance agency operates. Title insurance rates are regulated differently in various states, with some states requiring us to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. These regulations could hinder our ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect our business, financial condition, and results of operations, particularly in a rapidly declining market.

Further, we derive a significant portion of our commission revenue from a limited number of insurance underwriters, the loss of which would result in additional expense and loss of market share. If we lose our relationships with insurance underwriters, fail to maintain good relationships with insurance underwriters, become dependent upon a limited number of insurance underwriters, or fail to develop new insurance underwriter relationships, our business, financial condition, and results of operations could be adversely affected.

Our position as an agent utilizing partners, vendors, and other service providers for issuing a significant amount of title and property and casualty insurance policies could adversely affect the frequency and severity of claims.

In our position as a licensed insurance agent, we may perform the search and examination function for policies we issue on behalf of underwriters or we may purchase a search product from another partner, vendor, or service provider. In either case, we are responsible for ensuring that the search and examination is completed. Our relationship with each title and property and casualty insurance underwriter is governed by an agency agreement defining how an insurance policy is issued on their behalf. The agency agreement also sets forth our liability to the underwriter for policy losses attributable to our errors. Periodic audits by our underwriters are also conducted. Despite our efforts to monitor partners, vendors, and other service providers with whom we transact business, there is no guarantee that they will comply with their contractual obligations. Furthermore, we cannot be certain that, due to changes in the regulatory environment and litigation trends, we will not be held liable for errors and omissions by these vendors. Accordingly, our use of partners, vendors, and other service providers could adversely impact the frequency and severity of claims, and any such impact could adversely affect our business, financial condition, and results of operations.

We and our insurance carriers and underwriters are subject to extensive insurance industry regulations.

In the United States, each state regulator retains the authority to license insurance agencies in their states, and an insurance agency generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell insurance to residents of states and territories of the United States in which we are not licensed.

Employees who engage in the solicitation, negotiation, or sale of insurance, or provide certain other insurance services, generally are required to be licensed individually. Insurance, including related laws and regulations, govern whether licensees may share commissions with unlicensed entities and individuals and, in the context of real estate settlement transactions, such payments are also subject to RESPA restrictions as it relates to splitting or sharing settlement service fees. We believe that any payments we make to third parties are in compliance with applicable laws. However, should any regulatory agency take a contrary position and prevail, we will be required to change the manner in which we pay fees to such employees or principals or require entities receiving such payments to become registered or licensed.

Our insurance products are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of consumers, and not necessarily the interests of insurers or agents, their shareholders or other investors. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance that may apply to insurance agencies. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. In addition, we cannot predict the impact that any new laws, rules or regulations may have on our business and financial results. States also regulate various aspects of the contractual relationships between insurers and independent agents. The California Department of Insurance, the insurance regulatory authority in the State of California, as well as the insurance regulators of other states in which we are licensed to sell insurance may also conduct periodic examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive, or other corrective action.

We may be subject to actions and claims relating to the sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, insurance carriers may seek to recoup commissions paid to us, which may lead to legal action against us. The outcome of such actions cannot be predicted and such claims or actions could have a material adverse effect on our business, financial condition and results of operations.

Additionally, regulations affecting insurance carriers and underwriters with which we place business may affect how we conduct our operations. Insurers are also regulated by state insurance departments for solvency issues and are subject to reserve requirements. We cannot guarantee that all insurance carriers and underwriters with whom we do business comply with regulations instituted by state insurance departments. We may need to expend resources to address questions or concerns regarding our relationships with these insurers and underwriters, diverting management resources away from operating our business, which could adversely affect our business, financial condition, and results of operations.

The CFPB is a relatively new agency that has sometimes taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency’s actions or the actions of any other new agency could adversely affect our business, financial condition, and results of operations.

The CFPB, which commenced operations in July 2011, has broad authority to create and modify regulations under federal consumer financial protection laws and regulations, such as TILA and Regulation Z, ECOA and Regulation B, FCRA and Regulation V, the EFTA and Regulation E, among other regulations, and to enforce compliance with those laws. The CFPB supervises banks, thrifts, and credit unions with assets over $10 billion and examines certain of our customers. Further, the CFPB is charged with the examination and supervision of certain participants in the consumer financial services market, including larger participants in other areas of financial services. The CFPB is also authorized to prevent “unfair, deceptive or abusive acts or practices” through its rulemaking, supervisory, and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The CFPB may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

Although we have committed resources to enhancing our compliance programs, actions by the CFPB (or other regulators) against us, our customers or our competitors could discourage the use of our services or those of our customers, which could result in reputational harm, a loss of customers, or discourage the use of our or their services and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement, past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If the CFPB, or another regulator, were to issue a consent decree or other similar order against us, this could also directly or indirectly adversely affect our business, financial condition, and results of operations.

Our compliance and operational costs and litigation exposure could increase if and when the CFPB amends or finalizes any proposed regulations, including the regulations discussed above or if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of consumers, and our software platform’s failure to comply with existing or future laws governing the Internet and mobile devices.

Our business depends on consumers’ access to our platform via the Internet and/or a mobile device. We may operate in jurisdictions that provide limited Internet connectivity, particularly if we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers’ ability to access our platform. In addition, the Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our business, financial condition, and results of operations.

Moreover, the application of laws and regulations to online platforms is constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices, or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover consumer protection, advertising practices and provision of disclosures, among other things. Any failure, or perceived failure, by us, or our software platform, as applicable, to comply with any of these laws or regulations could result in damage to our reputation and brand a loss in business and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, services, or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. We also cannot be certain that any provisions in these agreements relating to limitations of liability would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. Large indemnity payments could adversely affect our business, financial condition, and results of operations. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We generally contractually limit our liability with respect to such obligations, but we may still incur substantial liability related to such obligations and we may be required to cease use of certain functions of our platform or services as a result of any such claims. Any dispute with a customer or third party with respect to such obligations could harm our relationship with that customer or third party, as well as other existing customers and new customers, and adversely affect our business, financial condition and results of operations.

We are subject to various U.S. and international anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, and other anti-corruption, and anti-bribery laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our partners, representatives, and agents who are acting on our behalf. We and our partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these partners and intermediaries and our employees, representatives, contractors, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible, and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-bribery, and anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a drop in our stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition, and results of operations.

Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes or withholding taxes, and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to platform businesses is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes.

We may face various indirect tax audits in various U.S. jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. For example, after the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have adopted, or started to enforce, laws that may require the calculation, collection and remittance of taxes on sales in their jurisdictions, even if we do not have a physical presence in such jurisdictions. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could harm our business, financial condition, and results of operations.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Changes in, or interpretations of, U.S. and international tax laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws (including in response to the COVID-19 pandemic) or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our products. As we expand the scale of our business activities, any changes in the U.S. and international taxation of such activities may increase our effective tax rate and harm our business, financial condition, and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had net operating loss carryforwards, or NOLs, for federal and state income tax purposes of approximately $252.7 million and $145.9 million, respectively, available to reduce future taxable income. The federal net operating losses generated before 2018 will begin to expire in 2032. The federal net operating losses generated in and after 2018 may be carried forward indefinitely. The expiration of state NOL carryforwards vary by state and begin to expire in 2024. Further, as of December 31, 2020, we had research and development tax credits carryforwards for federal and state income tax purposes of approximately $7.6 million and $6.5 million, respectively, available to reduce future tax liabilities. Federal research and development tax credits will begin to expire in 2033 and the state research and development tax credits can be carried forward indefinitely. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including research and development tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future (which may be outside our control).

Under the Tax Cuts and Jobs Act of 2017, or the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, NOLs arising in tax years beginning after December 31, 2017 are subject to an 80% of taxable income limitation (as calculated before taking the NOLs into account) for tax years beginning after December 31, 2020. In addition, NOLs arising in tax years 2018, 2019, and 2020 are subject to a five-year carryback and indefinite carryforward, while NOLs arising in tax years beginning after December 31, 2020 also are subject to indefinite carryforward but cannot be carried back. Our NOLs may also be subject to limitations in other jurisdictions. For example, California recently enacted legislation suspending the use of NOLs for taxable years 2020, 2021, and 2022 for many taxpayers. In future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.

Risks Related to our Dependence on Third Parties

We primarily rely on Amazon Web Services to deliver our services to users on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We currently host our platform and support our operations using data centers provided by Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, infrastructure changes, human error, disruptions in telecommunications services, fraud, military or political conflicts, computer viruses, ransomware, malware, and similar events or acts of misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in AWS’ service levels may adversely affect our ability to meet the requirements of users on our platform. Since our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our platform. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our platform increases. Any negative publicity arising from these disruptions and any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition, and results of operations.

Our master agreement with AWS will remain in effect until terminated by AWS or us. We have a three-year agreement with AWS that may only be terminated by AWS for convenience by providing us at least two years advanced notice and may only be terminated by us for cause upon a material breach of the agreement, subject to AWS providing prior written notice and a 30-day cure period. Even though our platform is entirely in the cloud, our plan is to be vendor-agnostic and we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. We do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, or results of operations over the longer term.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We have built integrations with many technology partners, including leading providers of customer relationship management platforms, loan origination systems, core banking systems, document generation systems, income and asset verification services, and pricing and product engines, and a variety of other service providers. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings following development changes. In addition, some of our competitors, partners, or other service providers may take actions that disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to, and the terms on which we, operate our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors, partners, or other service providers modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our other competitors’ products or services, our platform, business, financial condition, and results of operations could be adversely affected.

We rely on partners, vendors, and other service providers to provide some of the software or data for our platform. If such partners, vendors, and other service providers interfere with the distribution of our platform or with our use of such software, our business could be adversely affected.

We rely upon certain partners, vendors, and other service providers to provide software employed by our platform or customers and consumers using our platform, and it is possible that such software may not be reliable. From time to time we may in the future have disputes with certain of our partners, vendors, and other service providers. If, in connection with such a dispute, a partner, vendor, or service provider terminates its relationship with us or otherwise limits the provision of their software or data to us, the availability or usage of our platform could be disrupted. If the partners, vendors, and other service providers we rely upon cease to provide access to the software and/or data that we and our customers and consumers use, whether in connection with disputes or otherwise, do not provide access to such software and/or data on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software and/or data from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

The loss of access to credit, employment, financial and other data from external sources could harm our ability to provide our products and services.

We rely on a wide variety of data sources to provide our services and products, including data collected from applicants and borrowers, credit bureaus, payroll providers, and data aggregators. If we are unable to access and use data collected from or on behalf of applicants and borrowers, or other third-party data, or our access to such data is limited, our ability to provide our services and enable our customers to verify applicant data would be compromised. Any of the foregoing could negatively impact the consumer experience of our platform, the volume of loans enabled through our platform, and the degree of automation in our application process and on our platform.

Further, although we utilize third parties to enable financial services firms to verify the income and employment information provided by certain selected applicants, we cannot guarantee the accuracy of applicant information. Information provided by borrowers may be incomplete, inaccurate, or intentionally false. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Risks Related to our Intellectual Property

Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.

Our business depends on our intellectual property, the protection of which is important to the success of our business. We rely on a combination of trademark, trade secret, copyright, and patent law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our platform or other software, technology, and functionality or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information, and trade secrets through various methods, including through cybersecurity attacks, and legal or other methods of protecting this data may be inadequate.

We have registered the term “Blend” in the United States, the United Kingdom, and the European Union, and as of March 31, 2021, we had pending trademark applications in the United States as well as Canada. We also have registered domain names that we use in, or are related to, our business, most importantly blend.com. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. As of March 31, 2021, we had one issued patent in the United States and patent applications pending in the United States, European Patent Office, Canada, and Australia. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain, or enforce our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations, and reputation.

We operate in an industry with frequent intellectual property litigation. Other parties may assert that we have infringed their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.

Further, we cannot predict whether assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition, and results of operations. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition, results of operations, and reputation.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.

Our platform contains software modules licensed to us by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license. This could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time, and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.

Although we have certain policies and procedures in place to monitor our use of open source software that are designed to avoid subjecting our platform to conditions, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations.

Risks Related to this Offering and Ownership of our Common Stock

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•	failure of securities analysts to maintain coverage of us or changes in financial estimates by securities analysts who follow our company;

•	failure to meet our financial estimates or expectations or the financial estimates or expectations of securities analysts or investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new services or platform features;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	actual or perceived privacy or security breaches or other incidents;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, services, or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management;

•	general economic conditions and slow or negative growth of our markets;

•

other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, natural disasters, or responses to these events; and

•	our anticipated uses of net proceeds from this offering.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares of our common stock outstanding (after giving effect to the Capital Stock Conversions) as of             , 2021, we will have              shares of our common stock outstanding after this offering. Our executive officers, directors, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for days following the date of this prospectus. We refer to such period as the lock-up period. We and the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period.

As a result of these agreements and the provisions of our Amended and Restated Investors’ Rights Agreement dated January 11, 2021, or our IRA, described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning              days after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff agreements described above), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144.

Upon completion of this offering, stockholders owning an aggregate of up to              shares of our common stock will be entitled, under our IRA, to require us to register shares owned by them for public sale in the United States. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

These sales could also cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

Upon completion of this offering, our executive officers, directors, and holders of 5% or more of our common stock will collectively beneficially own approximately             % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Upon completion of this offering, our directors, executive officers, and other principal stockholders who own 5% or more of our outstanding common stock, and their affiliates will beneficially own, in the aggregate, approximately             % of the outstanding shares of our common stock as of             , 2021. As a result, these stockholders, if acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying, preventing, or deterring a third party from acquiring control over our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which we have total annual revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be adversely affected. Further, we cannot predict if investors will find our common stock less attractive if we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock (after giving effect to the Capital Stock Conversions) of $             per share as of             . Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $             per share in the pro forma as adjusted net tangible book value per share as of             , 2021 from the price you paid.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. In addition, as of             , options to purchase              shares of our common stock, with a weighted average exercise price of $             per share, and warrants to purchase              shares of our common stock (as converted) were outstanding. The exercise of any of these options or warrants or issuance of additional shares of our common stock would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. For more information, see the section titled “Dilution.”

Prior to this offering, there has been limited trading of our common stock at prices that may be higher than what our common stock will trade at once it is listed.

Prior to this offering, our shares have not been listed on any stock exchange or other public trading market, but there has been some trading of our securities in private trades. These trades were speculative, and the trading price of our securities in these trades was privately negotiated. We cannot assure you that the price of our common stock will equal or exceed the price at which our securities have traded prior to this offering.

We have broad discretion over the use of net proceeds from this offering and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•	any amendments to our amended and restated certificate of incorporation or our amended and restated bylaws will require the approval of at least two-thirds of our then-outstanding voting power;

•	our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our principal executive officer, our president, or a majority of our board of directors;

•	certain litigation against us can only be brought in Delaware;

•

our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act of 1933, as amended, or the Securities Act, creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers, or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our common stock to decline.

We do not expect to pay dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any cash dividends to holders of our capital stock in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is likely to be restricted by any future debt financing arrangement we enter into. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, our ability to determine reserves, and our ability to achieve and maintain future profitability;

•	our ability to successfully execute our business and growth strategy;

•	the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;

•	the demand for our products and services;

•	our ability to increase our transaction volume and to attract and retain customers;

•	our ability to integrate more marketplaces into our end-to-end consumer journeys;

•	our ability to develop new products, services, and features and bring them to market in a timely manner and make enhancements to our current products;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our ability to complete the acquisition of Title365 and to integrate Title365 with our platform, and our ability to successfully acquire and integrate companies and assets;

•	our ability to maintain the security and availability of our platform;

•	our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation and privacy and data protection;

•	our ability to manage risk associated with our business;

•	our expectations regarding new and evolving markets;

•	our ability to develop and protect our brand and reputation;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect, and enhance our intellectual property;

•	the increased expenses associated with being a public company;

•	the impact of the COVID-19 pandemic, or a similar public health threat, on global capital and financial markets, general economic conditions in the United States, and our business and operations; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET, AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The sources of the statistical data, estimates, and market and industry data contained in this prospectus are identified by superscript notations and are provided below:

•	American Land Title Association, ALTA’s Market Share Analysis, April 2020.

•	Autonomous Research, Machine Intelligence & Augmented Finance, April 2018.

•	Boston Consulting Group, The Front-to-Back Digital Retail Bank, January 2021.

•	Cornerstone Advisors, What’s Going On in Banking 2021, Rebounding From the Pandemic, January 2021.

•	Deloitte Consulting LLP, Deloitte 2020 Voice of the customer: Retail banking experience, 2020.

•	IBISWorld Inc., Homeowners’ Insurance, Worth the risk: growth in housing starts and homeownership rate will boost industry revenue, March 2020.

•	Gartner, Forecast Analysis: Low-Code Development Technologies, January 2021.*

•	Gartner, Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 2019-2025, 1Q21 Update, March 2021.*

•	McKinsey & Company, How US customers’ attitudes to fintech are shifting during the pandemic, December 2020.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

*

The Gartner content described herein, or the Gartner Content, represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Content are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $             million, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, other than our pending acquisition of Title365, we do not have agreements or commitments for any material acquisitions or investments at this time.

We cannot further specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including under any future debt financing arrangement we enter into), general business or financial market conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash, cash equivalents, and marketable securities, as well as our capitalization, as of December 31, 2020 as follows:

•	on a historical basis;

•

on a pro forma basis giving effect to the transactions described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information,” including (i) the issuance of 67,255,705 shares of our Series G Preferred Stock for an aggregate of $310.0 million, (ii) the borrowing of an aggregate of $225.0 million under the Term Loan and $25.0 million Revolving Credit Facility in connection with our acquisition of Title365, (iii) the issuance of a warrant to purchase up to 1,795,294 shares of our Series G Preferred Stock in connection with such borrowing, (iv) our probable acquisition of Title365, (v) the Capital Stock Conversions, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, in each case, as if such transactions had occurred on December 31, 2020; and

•

on a pro forma as adjusted basis giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us of              shares of our common stock in this offering, based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the estimated net proceeds from the offering, as described in the section titled “Use of Proceeds.”

The pro forma as adjusted information in the table below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus.

	As of December 31, 2020
	Historical	Pro forma		Pro forma as adjusted (1)
	(In thousands, except for share and per share data)

Cash, cash equivalents, and marketable securities	$151,723	$		$

Long-term debt	—
Stockholders’ equity:
Founders convertible preferred stock, par value $0.00001 per share: 3,078,024 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—		—		—
Convertible preferred stock, par value $0.00001 per share: 381,291,209 shares authorized and 364,058,204 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	385,225		—		—
Class A common stock, par value $0.00001 per share: 429,485,421 shares authorized and 45,116,188 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—		—		—

	As of December 31, 2020
	Historical	Pro forma		Pro forma as adjusted (1)
	(In thousands, except for share and per share data)
Class B common stock, par value $0.00001 per share: 685,000,000 shares authorized and 98,727,364 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1		—	—
Preferred stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—		—	—
Common stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	50,968
Accumulated other comprehensive income (loss)	(5)
Accumulated deficit	(272,852)

Total stockholders’ equity	163,337

Total capitalization	$163,337	$

(1)

To the extent we change the number of shares of common stock issued and sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $             per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, after deducting estimated underwriting discounts and commissions payable by us. An increase (decrease) of 1.0 million shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, as adjusted total stockholders’ equity and total capitalization by approximately $             million, after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, total capitalization, and shares of common stock issued and outstanding as of December 31, 2020 would be $             million, $             million, $             million, $             million, and              shares, respectively.

The pro forma and pro forma as adjusted columns in the table above are based on 510,979,780 shares of our common stock (after giving effect to the Capital Stock Conversions) outstanding as of December 31, 2020, and exclude the following:

•

101,250,900 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2020, with a weighted average exercise price of $0.58 per share;

•

96,721,181 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2020, with a weighted average exercise price of $2.86 per share;

•

16,381,959 shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of December 31, 2020, with a weighted average exercise price of $1.18 per share, which would result in the issuance of 16,381,959 shares of our common stock in connection with the Capital Stock Conversions and this offering; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•

             shares of our common stock reserved for future issuance under our 2012 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2012 Plan; and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on any shares of our common stock granted pursuant to awards under our 2012 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of December 31, 2020 was $             million, or $             per share. After giving effect to the transactions described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information,” including (i) the issuance of 67,255,705 shares of our Series G Preferred Stock for an aggregate of $310.0 million, (ii) the borrowing of an aggregate of $225.0 million under the Term Loan and $25.0 million Revolving Credit Facility in connection with our acquisition of Title365, (iii) the issuance of a warrant to purchase up to 1,795,294 shares of our Series G Preferred Stock in connection with such borrowing, (iv) our probable acquisition of Title365, (v) the Capital Stock Conversions, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, in each case, as if such transactions had occurred on December 31, 2020, our pro forma net tangible book value as of December 31, 2020 would have been $             million, or $             per share.

After giving effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to investors purchasing shares of our              common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of December 31, 2020	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 31, 2020
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $             and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $             per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of our common stock in this offering by $             per share assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock would be $             per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $             per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

The following table presents, on the same pro forma as adjusted basis as of December 31, 2020, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $             per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percentage
Existing stockholders			%	$			%	$
New investors								$

Totals		100%			$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $            , assuming that the number of shares of our common stock offered by us remains the same. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $            , assuming the assumed initial public offering price remains the same.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own             % and our new investors would own             % of the total number of shares of our common stock outstanding upon completion of this offering.

The pro forma as adjusted information above is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus.

The number of shares of our common stock that will be outstanding after this offering is based on 510,979,780 shares of our common stock (after giving effect to the Capital Stock Conversions) outstanding as of December 31, 2020, and excludes the following:

•

101,250,900 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2020, with a weighted average exercise price of $0.58 per share;

•

96,721,181 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after December 31, 2020, with a weighted average exercise price of $2.86 per share;

•

16,381,959 shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of December 31, 2020, with a weighted average exercise price of $1.18 per share, which would result in the issuance of 16,381,959 shares of our common stock in connection with the Capital Stock Conversions and this offering; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•

             shares of our common stock reserved for future issuance under our 2012 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2012 Plan; and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on any shares of our common stock granted pursuant to awards under our 2012 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “Unaudited Pro Forma Condensed Combined Financial Statements”) have been derived by the application of pro forma adjustments to the historical audited consolidated financial statements of Blend Labs, Inc., and its subsidiaries (“Blend” or “Company”, “we”, “our”, “us”, and similar terms unless the context indicates otherwise) included elsewhere in this prospectus and the historical audited carve-out financial statements of Title Carve-Out, a carve-out of certain operations of Mr. Cooper Group Inc. (“Title365”) included elsewhere in this prospectus, after giving effect to the transaction(s), as further described herein.

The unaudited pro forma condensed combined balance sheet (the “Unaudited Pro Forma Condensed Combined Balance Sheet”) as of December 31, 2020 and the unaudited pro forma condensed combined statement of operations (the “Unaudited Pro Forma Condensed Combined Statement of Operations”) for the year ended December 31, 2020 is intended to reflect the following transactions:

i.	The issuance of 67,255,705 shares of Series G Preferred Stock from January 11, 2021—March 12, 2021 in exchange for an aggregate $310.0 million (the “Equity Financing”);

ii.

The issuance of a $225.0 million senior secured first-lien term loan facility (the “Term Loan”) and a $25.0 million senior secured first-lien revolving credit facility (the “Revolving Credit Facility”, and together with the Term Loan, the “Debt Financing”) to Owl Rock Technology Finance Corp. (“Owl Rock”) in connection with the probable acquisition of Title365 (the Debt Financing, and together with the Equity Financing, the “Financing”);

iii.

The issuance of a Series G Preferred Stock warrant to Owl Rock (the “Warrant Offering”) in connection with the Debt Financing which provides for the purchase of up to 1,795,294 Series G Preferred Shares at a per share price of $4.609274 if exercised prior to an Initial Public Offering of the Company (“IPO”), or 1,795,294 shares of Class A Common Stock if exercised after an IPO;

iv.	Our probable acquisition of Title365 pursuant to the Stock Purchase Agreement entered into on March 12, 2021 (the “Planned Acquisition”); and

v.

The conversion of all of Blend’s Class A Common Stock, Class B Common Stock, Founders Convertible Preferred Stock, and Convertible Preferred Stock into shares of Common Stock and the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering (the “IPO Offering”).

The Financing, the Warrant Offering, the Planned Acquisition, and the IPO Offering (collectively, the “Transactions”) and such other adjustments as described in the footnotes are reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as if these Transactions occurred on December 31, 2020. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2020, gives effect to the Transactions as if they had occurred on January 1, 2020.

These Unaudited Pro Forma Condensed Combined Financial Statements include adjustments for the Planned Acquisition because we believe the acquisition is both probable and significant under the standards of Rule 3-05 of Regulation S-X. We note that the acquisition has not been consummated, and may never be consummated, including due to reasons outside of our control. See “Risk Factors—Risks Related to Our Business and Operations” for more information.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements. The Unaudited Pro Forma Condensed Combined Financial Statements have been adjusted to include estimated

Transaction accounting adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States (“GAAP”), linking the effects of the Transactions listed above to the Company’s historical consolidated financial statements.

The pro forma adjustments are based upon currently available information and certain assumptions that Blend’s management believes are reasonable and are subject to change as additional information becomes available. We describe in greater detail the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these Unaudited Pro Forma Condensed Combined Financial Statements. The actual adjustments to our audited consolidated financial statements will depend upon a number of factors and additional information that will be available on or after the closing of this offering. Accordingly, the actual adjustments that will appear in our financial statements will differ from these pro forma adjustments, and those differences may be material. The Unaudited Pro Forma Condensed Combined Financial Statements do not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings or operating synergies that may result from the Transactions.

The consummation of the Planned Acquisition remains subject to satisfaction of customary closing conditions which are expected to be satisfied in the second or third quarter of 2021. We have reflected within the Unaudited Pro Forma Condensed Combined Financial Statements the Planned Acquisition using the acquisition method of accounting for business combinations under GAAP. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets, liabilities, and any noncontrolling interest based on their estimated fair values as of the acquisition date. We have not completed the Planned Acquisition and therefore, the estimated purchase price and fair value of the assets acquired, and liabilities assumed are preliminary. Once we complete our final valuation processes, we may report changes to the value of the assets acquired and liabilities assumed, as well as the amount of goodwill, and those changes could differ materially from what we present here.

The Unaudited Pro Forma Condensed Combined Financial Statements are presented for information purposes only and are not necessarily indicative of Blend’s financial position or results of operations that would have occurred had the events been consummated as of the dates set forth above. In addition, the Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of Blend’s future financial condition or operating results.

The Unaudited Pro Forma Condensed Combined Financial Statements should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2020

(in thousands except par values)

	Blend Labs, Inc. Historical	Title365 Historical (Note 6)	Planned Acquisition Adjustments		Financing Transactions Adjustments		Pro Forma Combined Blend Title365	IPO Adjustments		Blend Labs, Inc. Pro Forma Results
Assets
Current assets:
Cash and cash equivalents	$41,092	$1,622	$(422,119)	A	$529,700	H J	$150,295	$—		$150,295
Marketable securities	110,631	—	—		—		110,631	—		110,631
Trade and other receivables	14,981	28,842	—		—		43,823	—		43,823
Prepaid expenses and other current assets	19,268	357	—		—		19,625	—		19,625
Restricted cash	173	—	—		—		173	—		173

Total current assets	186,145	30,821	(422,119)		529,700		324,547	—		324,547
Property and equipment, net	4,594	3,782	—		—		8,376	—		8,376
Operating lease right-of-use assets	12,685	2,813	(783)	F	—		14,715	—		14,715
Intangible assets, net	1,208	1,343	295,657	B	—		298,208	—		298,208
Goodwill	—	—	223,395	D	—		223,395	—		223,395
Deferred contract costs, non-current	5,414	—	—		—		5,414	—		5,414
Restricted cash, non-current	5,023	330	—		—		5,353	—		5,353
Other non-current assets	676	4,791	(1,211)	E	500	I	4,756	—		4,756

Total assets	$215,745	$43,880	$94,939		$530,200		$884,764	$—		$884,764

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,437	$882	$7,697	G	$112	H	$12,128	$—		$12,128
Deferred revenue, current	13,622	—	—		—		13,622	—		13,622
Accrued compensation	9,060	5,514	—		—		14,574	—		14,574
Other current liabilities	8,910	1,966	—		—		10,876	—		10,876

Total current liabilities	35,029	8,362	7,697		112		51,200	—		51,200
Long-term debt	$—	$—	$—		$212,896	H	$212,896	$—		$212,896
Other long-term liabilities	3,375	8,179	—		—		11,554	—		11,554
Operating lease liabilities, non-current	14,004	3,010	(980)	F	—		16,034	—		16,034

Total liabilities	52,408	19,551	6,717		213,008		291,684	—		291,684
Commitments and contingencies

Noncontrolling Interest	—	—	46,381	D	—		46,381	—		46,381

Stockholders’ equity:
Founders Convertible Preferred Stock, $0.00001 par value	$—	$—	$—		$—		$—	$—		$—
Convertible Preferred Stock, $0.00001 par value	385,225	—	—		309,699	J	694,924	(694,924)	L	—
Class A common stock, $0.00001 par value	—	—	—		—		—	—	L	—
Class B common stock, $0.00001 par value	1	—	—		—		1	(1)	L	—
Preferred stock, par value $0.00001 per share	—	—	—		—		—	—		—
Common stock, par value $0.00001 per share	—	—	—		—		—	1	L	1
Additional paid-in capital	50,968	—	—		7,493	H	58,461	694,924	K L	753,385
Accumulated other comprehensive income (loss)	(5)	—	—		—		(5)	—		(5)
Accumulated deficit	(272,852)	—	66,170	E G	—		(206,682)	—	K	(206,682)
Invested equity	—	24,329	(24,329)	C	—		—	—		—

Total stockholders’ equity	163,337	24,329	41,841		317,192		546,699	—		546,699

Total liabilities and stockholders’ equity	$215,745	$43,880	$94,939		$530,200		$884,764	$—		$884,764

See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Financial Statements”

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

(in thousands, except share and per share data)

	Blend Labs, Inc. Historical	Title365 Historical (Note 6)	Planned Acquisition Adjustments		Financing Transactions Adjustments		Pro Forma Combined Blend Title365		IPO Adjustments			Blend Labs, Inc. Pro Forma Results
Revenue	$96,029	$212,098	$—		$—		$308,127			$—		$308,127
Cost of revenue	34,289	155,859	—		—		190,148			—		190,148

Gross Profit	61,740	56,239	—		—		117,979			—		117,979
Operating Expenses
Research and development	55,503	3,806	—		—		59,309			—		59,309
Sales and marketing	51,420	3,525	36,250	M	—		91,195			—		91,195
General and administrative	30,108	2,954	12,938	M N O P	—		46,000				V	46,000

Total operating expenses	137,031	10,285	49,188		—		196,504					196,504

Operating income (loss)	(75,291)	45,954	(49,188)		—		(78,525)					(78,525)
Other income (expense), net	700	422	—		(22,479)	S T	(21,357)			—		(21,357)

Income (loss) before income taxes	(74,591)	46,376	(49,188)		(22,479)		(99,882)					(99,882)
Provision for income taxes	26	10,332	(78,321)	Q R	(4,480)	Q	72,443			—		72,443

Net income (loss)	$(74,617)	$36,044	$29,133		$(17,999)		$27,439		$			$27,439
Net income (loss) attributable to noncontrolling interests	—	—	3,296	U	—		3,296	U		—		3,296

Net income (loss) attributable to Blend Labs, Inc.	$(74,617)	$36,044	$25,837		$(17,999)		$30,735		$			$30,735

Pro Forma Loss Per Share:
Basic and Diluted	$(0.63)						$(0.26)	W

Pro Forma Number of Shares Used in Computing Loss Per Share:
Basic and Diluted	118,221						118,221	W

See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Financial Statements”

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 – Description of the Transactions and Basis of Presentation

The Unaudited Pro Forma Condensed Combined Financial Statements are based on the historical financial statements of Blend and Title365 after giving effect to (i) the Equity Financing, (ii) the Debt Financing, (iii) the Warrant Offering, (iv) the Planned Acquisition, (v) the IPO Offering, and (vi) such other adjustments as described in the notes.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and present the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the Transactions and related adjustments set forth in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2020 gives pro forma effect to the Transactions as if they had occurred on January 1, 2020. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, gives effect to the Transactions as if they had occurred on December 31, 2020.

(i) The Equity Financing

In anticipation of the Planned Acquisition, Blend issued 67,255,705 total shares of Series G Preferred Stock at $4.609274 per share for a total of $310.0 million in four separate closings occurring between January 11, 2021 through March 12, 2021. Blend incurred $0.3 million in equity issuance costs which are presented as a reduction of the Convertible Preferred Stock balance.

(ii) The Debt Financing

Blend has obtained commitments from Owl Rock to provide the Debt Financing in the form of a $225.0 million Term Loan and a $25.0 million Revolving Credit Facility. The Term Loan is expected to be funded at the closing of the Planned Acquisition to assist in payment of the purchase price. The Revolving Credit Facility is expected to remain undrawn.

The Term Loan and Revolving Credit Facility will mature on the date that is 5 years after the closing date of the Planned Acquisition. The Term Loan will not amortize and both the Term Loan and Revolving Credit Facility will accrue interest at a rate equal to the London Interbank Offer Rate for dollars (“LIBOR”) subject to a floor of 1.00% per annum (the “Adjusted LIBOR”) plus 7.50% or the Alternate Base Rate (“ABR”) as determined by the highest of (i) the prime commercial lending rate published by the Wall Street Journal as the “prime rate”, (ii) the Federal Funds Effective Rate plus 0.50% and (iii) the one-month Adjusted LIBOR plus 1.00% per annum subject to a floor of 2.00% plus 6.50%. Interest is payable in cash on a quarterly basis.

In connection with the Debt Financing, Blend is required to pay at the closing of the Planned Acquisition a commitment fee equal to 1.0% of the aggregate principal amount of the commitments in respect of the Term Loan and Revolving Credit Facility (the “Closing Fees”). Blend is also required to pay an arrangement fee equal to 1.0% of the aggregate principal amount of the commitments in respect of the Term Loan and Revolving Credit Facility (the “Arrangement Fees”). At the option of Owl Rock, up to 100% of the Term Closing Fee may be structured as original issue discount. Additionally, Owl Rock is entitled to a 2.00% exit fee (the “Owl Rock Exit Fee”) which shall be due and payable on the earliest to occur:

a)	The maturity date of the Term Loan;

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

b)	The date on which all amounts then outstanding under the Term Loan are paid in full;

c)	The acceleration of the obligations with respect to the Term Loan for any reason;

d)	Any event of default as defined by the Term Loan;

e)	Any repayment resulting from or in connection with a Change of Control.

Blend is also required to pay an annual Administrative Fee in the amount of $50,000. Should the closing date of the Planned Acquisition be greater than 121 days after March 12, 2021 a Ticking Fee in the amount of 3.75% per annum shall accrue on the Term Facility. With regards to the Revolving Credit Facility, Blend will be charged an Unused Commitment Fee of 0.5% per annum on the average daily unused portion of the Revolving Credit Facility. The Unused Commitment Fee is payable quarterly in arrears.

The Unaudited Pro Forma Condensed Combined Balance Sheet assumes that the Closing Fees of $2.5 million and the Arrangement Fees of $2.5 million will be paid in cash on the date of the closing of the Planned Acquisition and included as debt issuance costs which offset the Term Loan included in Long-term debt. In addition to the Closing Fees and Arrangement Fees, Blend incurred legal and other professional fees of $0.1 million which are also classified as debt issuance costs. The Unaudited Pro Forma Condensed Combined Statement of Operations includes an adjustment for the Administrative Fee of $0.1 million expected to be paid on an annual basis. The Unaudited Pro Forma Condensed Combined Financial Statements excludes the Ticking Fee as it is only payable if the Planned Acquisition has a closing date greater than 121 days after March 12, 2021.

(iii) The Warrant Offering

As an inducement to Owl Rock to provide the Debt Financing, Blend will also issue a ten-year detachable warrant representing 0.25% of the fully diluted share count of Blend (the “Warrant”), or 1,795,294 Series G Preferred Shares if exercised prior to an IPO. If the Warrant is exercised after an IPO, the Warrant shall be exercisable for 1,795,294 shares of Common Stock. The Warrant has an exercise price of $4.609274 per share. The Warrant has an estimated fair market value of $7.5 million. The Warrant is equity classified and presented within Additional paid-in-capital on the Unaudited Pro Forma Condensed Combined Balance Sheet.

(iv) The Planned Acquisition

On March 12, 2020 Blend entered into the Stock Purchase Agreement whereby Blend will acquire a 90.1% equity interest in Title365 for an estimated $422.1 million in cash consideration. As part of the Planned Acquisition, Blend will have a call option to purchase the 9.9% noncontrolling interest at a purchase price equal to the greater of (1) $49.5 million plus an amount of interest calculated using an interest rate of 5.0% per annum compounding annually; or (2) 4.4x the trailing 12-month EBITDA (the “Title365 Call Option”). The Title365 Call Option is exercisable beginning 2 years following the Planned Acquisition closing date. The noncontrolling interest holder also holds a put option to require Blend to purchase the remaining 9.9% noncontrolling interest at a price calculated in the same manner as the Title365 Call Option (the “Title365 Put Option”). The Title365 Put Option is exercisable beginning 5 years following the Planned Acquisition closing date. Neither the Title 365 Call Option nor Title365 Put Option have an expiration date.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires use of the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as “the price that would be received to sell an

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

ASC 805 requires, among other things, the determination of the accounting acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Blend has been identified as the acquirer for accounting purposes based on the facts and circumstances specific to this Planned Acquisition and as a result, will apply the acquisition method to account for the acquired assets and liabilities of Title365. ASC 805 requires that most identifiable assets acquired, and liabilities assumed, be recognized at their fair values on the acquisition date. Goodwill is recognized for the excess of the consideration transferred over the aggregate fair value of the identifiable assets acquired and liabilities assumed. For purposes of the Unaudited Pro Forma Condensed Combined Financial Statements, the fair values of Title365’s identifiable assets acquired, and liabilities assumed were based on preliminary estimates as the Planned Acquisition has not been completed. The final determination of the fair values of assets acquired and liabilities assumed could result in material changes to the amounts presented in the Unaudited Pro Forma Condensed Combined Financial Statements and future results of operations and financial position.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared on a combined basis.

There were no material transactions between Blend and Title365 during the periods presented that would need to be eliminated.

Note 2 – Conforming Accounting Policies and Certain Reclassifications

Upon consummation of the Planned Acquisition, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the Unaudited Pro Forma Condensed Combined Financial Statements. As a result, the Unaudited Pro Forma Condensed Combined Financial Statements do not assume any differences in accounting policies.

As part of the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements, certain reclassifications were made to align Title365’s historical financial statement presentation as identified in Note 6 below.

Note 3 – Preliminary Acquisition Accounting

The table below shows management’s calculation of the consideration expected to be transferred to the seller for the acquisition of Title365.

Calculation of Estimated Purchase Price (in thousands)
Cash consideration transferred to sellers	$422,119
Total Purchase Price	$422,119

The table below represents the purchase consideration and the preliminary estimated fair values of the assets acquired and liabilities assumed for Title365 as of December 31, 2020. The preliminary

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

estimated fair values have been used to prepare pro forma adjustments in the Unaudited Pro Forma Condensed Combined Financial Statements. The determination of fair value for certain assets and liabilities will be completed as soon as the information necessary to complete the analysis is obtained, which may differ materially from the preliminary estimates used in the pro forma adjustments. The primary areas of the preliminary estimates that are not yet finalized relate to identifiable intangible assets.

Preliminary identifiable assets acquired and liabilities assumed (in thousands)
Total Purchase Consideration	$422,119
Noncontrolling Interest	46,381

Cash and cash equivalents	1,622
Trade and other receivables	28,842
Prepaid expenses and other current assets	357
Property and equipment, net	3,782
Operating lease right-of-use assets	2,030
Customer Relationships	290,000
Tradenames	7,000
Restricted cash	330
Other non-current assets	3,580
Accounts payable	(882)
Accrued compensation	(5,514)
Other current liabilities	(1,966)
Other long-term liabilities	(82,046)
Operating lease liabilities	(2,030)

Net identifiable assets	245,105

Goodwill	$223,395

Note 4 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020 are as follows:

(A)

Represents a decrease of $422.1 million in cash for the Planned Acquisition purchase price. See Note 3 – Preliminary Acquisition Accounting for details on management’s calculation of the purchase price.

(B)

Represents an increase of $297.0 million related to fair market value of intangible assets, partly offset by the $1.3 million removal of the historical Title365 intangible assets. See Note 3 – Preliminary Acquisition Accounting.

(C)	Represents the elimination of Title365’s historical equity.

(D)

Represents an increase of $223.4 million related to goodwill, which was calculated as the excess of the sum of (i) the estimated purchase price of $422.1 million; (ii) $46.4 million estimated fair value of the noncontrolling interest as of December 31, 2020; over the $245.1 million in net assets acquired. See Note 3 – Preliminary Acquisition Accounting for details on management’s calculation of goodwill.

(E)

Represents an increase of $73.9 million related to net deferred tax liabilities expected to be recorded as part of the Planned Acquisition, primarily attributable to the fair value adjustments to be recorded for book and not for tax purposes in acquisition accounting. The deferred tax liability was offset against Blend’s historical deferred tax assets before recording a valuation allowance reducing the deferred tax liability by $73.9 million due to Blend’s deferred tax assets and valuation adjustments.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(F)

Reflects the adjustment of the acquired Operating lease assets and Operating lease liabilities related to assumed operating leases to their fair value, as measured under ASC 842, as of December 31, 2020.

(G)	Represents non-recurring transaction-related costs of approximately $7.7 million which are expected to be incurred in connection with the Planned Acquisition.

(H)

Represents an increase of $225.0 million in cash related to borrowings associated with the Term Loan, less $4.6 million of debt issuance costs to be paid at the closing of the Planned Acquisition. Debt issuance costs are comprised of Closing Fees of 1.00%, an Arrangement Fee of 1.00% on the Term Loan and $0.1 million of legal and other professional fees. Legal and other professional fees of $0.1 million are not paid at close and accrued as Accounts payable. Additionally, the Warrant issued to Owl Rock in connection with the Debt Financing has an estimated fair market value of $7.5 million and is included within additional paid-in-capital.

Description	Balance
Term Loan Closing Fee	$2,250,000
Term Loan Arrangement Fee	2,250,000
Legal and Professional Fees	112,000

Total Debt Issuance Costs	$4,612,000
Estimated Fair value of Warrant	7,492,500

Estimated debt discount	$12,104,500

(I)

The separate Closing Fee of 1.00% equal to $0.3 million and Arrangement Fee of 1.00% equal to $0.3 million associated with the Revolving Credit Facility commitment amount is reflected in other current assets.

(J)

Represents 67,255,705 shares of Series G Preferred Stock issued at a per share price of $4.609274 raising $310.0 million in cash less $0.3 million in equity issuance costs which are reflected as an offset within Convertible preferred stock. Blend issued the Series G Preferred Stock in part to raise funds in anticipation of the Planned Acquisition.

(K)

Reflects the incremental stock compensation expense in connection with the stock option award (the “CEO Option”) which has been awarded to the CEO in anticipation of the IPO Offering. Upon successful completion of an IPO, 5,862,866 awards will vest (the “IPO Options”). Additional stock options may be earned if the Company’s stock price meets or exceeds the stock price targets (the “Market Options”). The CEO Options vesting criteria are summarized below as follows:

Tranche	Number of Shares	Vesting Condition	Tranche Expiration Date	Grant Date Fair Value
1	5,862,866	Completion of IPO	15-months after grant date	$
2	17,588,597	Stock Price > $13.97	4-year anniversary of grant date	$
3	13,680,020	Stock Price > $27.94	6-year anniversary of grant date	$
4	17,588,597	Stock Price > $69.85	8-year anniversary of grant date	$
5	23,451,463	Stock Price > $139.70	10-year anniversary of grant date	$

(L)

Reflects the conversion of outstanding Class A Common Stock, Class B Common Stock, Founders Convertible Preferred Stock, and Convertible Preferred Stock into Common Stock and the filing and effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of the IPO Offering.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 5 – Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2020 are as follows:

(M)

Reflects the estimated incremental amortization expense of $38.6 million related to the finite-lived intangible assets identified in connection with the Planned Acquisition, net of the historical amortization expense of $0.5 million included within General and administrative.

Identifiable Intangible Assets	Estimated Fair Value (in thousands)	Estimated Useful Life in Years	Classification within Statement of Operations	Year ended December 31, 2020 Amortization Expense
Customer Relationships	$290,000	8	Sales and marketing	$36,250
Tradename	7,000	3	General and administrative	2,333

Subtotal	$297,000			$38,583
Less: Historical Amortization Expense				525

Increase / (Decrease) in Amortization Expense				$38,058

(N)	Reflects the estimated decrease in rent expense associated with the operating leases assumed by Blend.

(O)

Reflects the incremental compensation expense related to retention and stock-based compensation awards of $4.1 million issued to Key Employees. Awards vest equally over a two-year period following the Planned Acquisition closing date.

(P)	Represents non-recurring acquisition related expenses of $7.7 million which are expected to be incurred in connection with the Planned Acquisition.

(Q)	Reflects the income tax effect of pro forma adjustments using the estimated effective tax rate of 19.9%.

(R)

Reflects the $52.5 million benefit associated with the release of Blend’s historical deferred tax allowance plus net tax benefit expected to be realized by the combined group after removing tax expense associated with Title365’s historical operating results and tax effecting pro forma adjustments.

(S)

Reflects the increase in interest expense of $22.2 million related to the Term Loan, inclusive of $4.6 million of debt issuance costs amortized over the 5-year life of the Term Loan and the $4.5 million Owl Rock Exit Fee to be paid upon maturity. A 0.125% change in the assumed interest rate would result in a change in the interest expense of approximately $0.3 million.

(T)

Reflects the increase in expense associated with the Administrative Fee of $0.1 million and Unused Commitment Fee on the Revolving Credit Facility of $0.1 million. Additionally, reflects the amortization expense of $0.1 million associated with the amortization of both the Revolver Closing Fee and Revolver Arrangement Fee on a straight-line basis over the 5-year term of the Revolving Credit Facility.

(U)	Reflects the allocation of income attributable to the Title365 noncontrolling interest.

(V)	Represents the $ expense associated with the vesting of the IPO Options.

(W)	The basic and diluted pro forma net loss per share of common stock represents net loss attributable to Blend divided by the combination of the shares owned by existing owners and

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

the Common Stock issued in this offering. We did not present pro forma EPS after the IPO conversion transaction as their effect would have been anti-dilutive.

Note 6 – Reclassification Adjustments for Title365

Certain balances were reclassified from Title365’s Carve-Out Financial Statements so that their presentation would be consistent with that of Blend’s after the Planned Acquisition. These reclassification adjustments are based on management’s preliminary adjustments. Additional differences or reclassification adjustments may be identified that, when conformed, could have a material impact on these Unaudited Pro Forma Condensed Combined Financial Statements.

	Title 365 Historical Carve-Out Balance Sheet As of December 31, 2020 (in thousands)
	Historical Title 365 - Before Reclassifications	Reclassifications		Historical Title 365 - After Reclassifications
Assets
Current assets:
Cash and cash equivalents	$1,622	$—		$1,622
Marketable securities	—	—		—
Accounts receivable - net	28,842	(28,842)	a	—
Trade and other receivables	—	28,842	a	28,842
Prepaid expenses	357	(357)	b	—
Prepaid expenses and other current assets	—	357	b	357

Total current assets	30,821	—		30,821
Property and equipment - net	6,595	(2,813)	c	3,782
Operating lease right-of-use assets, net	—	2,813	c	2,813
Intangible assets - net	1,343	—		1,343
Restricted cash, non-current	330	—		330
Deferred contract costs, non-current	—	—		—
Deposits and other assets	38	(38)	d	—
Deferred income taxes	1,211	(1,211)	d	—
Due from affiliates	3,542	(3,542)	d	—
Other non-current assets	—	4,791	d	4,791

Total assets	$43,880	$—		$43,880

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$882	$—		$882
Deferred revenue, current	—	—		—
Accrued salaries and commissions	5,514	(5,514)	e	—
Accrued compensation	—	5,514	e	5,514
Title fees payable	862	(862)	f	—
Allowance for title and escrow losses	1,104	(1,104)	f	—
Other current liabilities	—	1,966	f	1,966

Total current liabilities	8,362	—		8,362
Operating lease liabilities, non-current	3,010	—		3,010
Other liabilities	8,063	(8,063)	g	—
Other long-term liabilities	—	8,179	g	8,179
Due to affiliates	116	(116)	g	—

Total liabilities	19,551	—		19,551

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

	Title 365 Historical Carve-Out Balance Sheet As of December 31, 2020 (in thousands)
	Historical Title 365 - Before Reclassifications	Reclassifications	Historical Title 365 - After Reclassifications
Commitments and contingencies
Stockholders’ equity:
Invested Equity	24,329	—	24,329

Total stockholders’ equity / Invested Equity	24,329	—	24,329

Total liabilities and stockholders’ equity / Invested Equity	$43,880	$—	$43,880

a.	To reclassify “Accounts receivable - net” to “Trade and other receivables”.
b.	To reclassify “Prepaid expenses” to “Prepaid expenses and other current assets”.
c.	To reclassify operating lease right-of-use assets included in “Property and equipment – net” to “Operating lease right-of-use assets”.
d.	To reclassify “Deposits and other assets”, “Deferred income taxes”, and “Due from affiliates” to “Other non-current assets”.
e.	To reclassify “Accrued salaries and commissions” to “Accrued compensation”.
f.	To reclassify “Title fees payable” and “Allowance for title and escrow losses” to “Other current liabilities”.
g.	To reclassify “Other liabilities” and “Due to affiliates” to “Other long-term liabilities”.

	Title365 Historical Carve-Out Statement of Operations Year Ended December 31, 2020 (in thousands)
	Historical Title 365 - Before Reclassifications	Reclassifications		Historical Title 365 - After Reclassifications
Gross title premiums	$98,770	$(98,770)	h	$—
Escrow and sub escrow fees	75,631	(75,631)	h	—
Other service income	37,697	(37,697)	h	—
Revenue	—	212,098	h	212,098
Cost of revenue	—	155,859	i	155,859

Gross Profit	212,098	155,859		56,239

Operating expenses
Salaries, benefits and other compensation	47,727	(47,727)	i	—
Research and development	—	3,806	i	3,806
Sales and marketing	—	3,525	i	3,525
General and administrative	118,417	(115,463)	i	2,954

Total operating expenses	166,144	(155,859)		10,285

Net operating income (loss)	45,954	—		45,954
Other income (expense)
(Loss) gain on disposal of property and equipment	(127)	127	j	—
Interest income	2	(2)	j	—
Other income (expense), net	547	(125)	j	422

Total other income (expense)	422	—		422

Income (loss) before income taxes	46,376	—		46,376
Provision for income taxes	10,332	—		10,332

Net income (loss)	$36,044	$—		$36,044

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

h.	To reclassify “Gross title premiums”, “Escrow and sub escrow fees”, and “Other service income” to “Revenue”.
i.	To reclassify “Salaries, benefits, and other compensation” and “General and administrative” to “Cost of revenue”, “Research and development” and “Sales and marketing”.
j.	To reclassify “Interest income” and “(Loss) gain on disposal of property and equipment” to “Other income (expense), net”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the sections “Prospectus Summary—Summary Consolidated Financial and Other Data” and “Unaudited Pro Forma Condensed Combined Financial Information” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our fiscal year ends December 31.

Overview

It’s our vision to bring simplicity and transparency to financial services, so everyone can gain access to the capital they need to lead better lives. To realize this vision, we have built a market-leading cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for any banking product. Our software platform was built in an extensible, modular, and configurable fashion to support continued product expansion. In addition, we have over 2,200 partners on our software platform, including an extensive marketplace of insurance carriers, realtors, and settlement agencies. Our products and marketplaces provide multiple opportunities for us to serve financial services firms and consumers and drive revenue growth. We believe the addressable market for our offerings will continue to grow over time as we add more products to our software platform, grow our ecosystem, and expand internationally. As more financial services firms adopt our software platform, we believe the number of consumers using our marketplaces will grow, which will then attract more service providers to our ecosystem.

Financial services firms may not have the resources and in-house software expertise to meet rising consumer expectations. Since our inception, we have invested in our software platform to simplify complex financial transactions for customers and consumers, and we have consistently innovated to achieve the following key milestones:

Timeline of Key Blend Milestones

Soft ware Capabilities & Integrations MVP Launched Loan Officer Mobile App Loan Officer Toolkit Notary & Settlement Workspaces Real Estate Agent Mobile App Journey Builder Varification Workflow Intelligence One-tap pre-approval Fannie Mae D1C Freddie Mac AIM Marketplace & Ecosystem Expansion First Homeowner's Insurance Quote First Title order First Realty Closing product Launches Captured by first application submit) Mortage Home Equity Deposit Account Vehicle Loan Blend Close Credit Card Personal Loan Transaction Volume 2015 2016 2017 2018 2019 2020 >1m transactins12

11.	A completed transaction represents a funded loan, new account opening, closing transaction, insurance or title policy, or real estate transaction.

Our rapid growth reflects continued product innovation and increased transaction volume as we continue to attract financial services firms to our software platform and grow with them as they serve consumers. Financial services firms have been shifting for years to a digital-first approach to acquiring consumers and deepening existing consumer relationships. This imperative to compete through digital-first consumer experiences creates a compelling opportunity for Blend. We believe there is a large, untapped opportunity to provide additional product offerings and drive increased transaction volume for financial institutions and consumers using our software platform.

Our revenue was $50.7 million and $96.0 million for 2019 and 2020, respectively, an increase of 90%. We incurred net losses of $81.5 million and $74.6 million for 2019 and 2020, respectively.

Our Business Model

Our success-based business model is designed to align our growth with the interests of our customers. We offer our products through software-as-a-service agreements where fees are assessed based on completed transactions, such as a funded loan, new account opening, or closing transaction. We do not charge for abandoned applications or rejected applications, even though they cause us to incur costs related to these applications. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering. Completed transaction fees are not impacted by the dollar size of transactions; however, we provide volume-based discounts to customers as they complete a higher volume of transactions on our software platform. Customers also have the opportunity to secure discounts by agreeing to contractual minimums. With our success-based business model, we are focused on driving revenue growth by enabling our customers to more efficiently process and complete transactions using our software platform.

We focus on customer success to drive transaction volumes and opportunities for follow-on sales. Our products are sold through a direct sales force that continues to manage customer relationships on an ongoing basis post-sale. Customers often complete an initial deployment for one or two products and then add more products over time. The length of the sales cycle for our products generally declines for the second and subsequent products we sell to a financial services firm, highlighting our high customer satisfaction. We conducted our last customer satisfaction survey in the second half of 2020 and received an overall “Net Promoter Score” of 66 among surveyed financial services firm customers.12

To date, we have generated an immaterial amount of revenue through commissions or service fees when consumers use our integrated marketplaces to select a real estate agent, property and casualty insurance carrier, or title and settlement services entity. These commissions or service fees are generated from consumers and are incremental to what we earn from our financial services firm customers on completed transactions. Our marketplaces are intended to provide greater consumer choice and flexibility and to help financial services firms by providing them with a more complete offering in partnership with Blend. As we drive adoption of our software platform, we expect these commissions and service fees to comprise a larger part of our revenue.

Customer Cohort Analysis

Our success depends in part on increasing the volume of transactions that take place on our software platform. This occurs as we add new customers and complete more transactions with existing customers, including when our existing customers adopt additional products. In our customer cohort analysis, we include transactions from our products and on our marketplaces. Our software platform is built to be extensible, modular, and configurable, so that our customers can easily utilize our pre-built

12.	Customer respondents were asked “How likely would you recommend Blend to a peer or a colleague?”

workflow technology, our marketplaces, and our integrations with technology, data, and service providers. We design our new offerings to be highly complementary to existing ones in order to increase the speed of adoption and efficiently scale our revenue. This increasing attachment contributes further to our growth. As highlighted below, the aggregate revenue associated with customers acquired in any year have expanded since they first began using Blend.

Revenue by Cohort

Revenue by Cohort 2018 2019 2020 2018 2.9x 2019 1.7x 3.0x 2020

To illustrate the economics of our customer relationships, we are providing an analysis of the revenue growth to date of the customers we acquired during 2018, which we refer to as the 2018 Cohort, and customers we acquired during 2019, which we refer to as the 2019 Cohort. To provide context, we have also included the customers we acquired in 2020. We selected the 2018 Cohort and 2019 Cohort to illustrate the potential long-term growth of our customer base. The 2018 Cohort and 2019 Cohort represent various financial services firms and include some that have expanded their usage of our software platform as well as those that have reduced or terminated their use of our software platform, and we believe the 2018 Cohort and 2019 Cohort fairly represent our overall customer base. These customer cohorts reflect the success of our “land and expand” approach to growing customer relationships. Once we have acquired a new customer and completed our initial deployment, we are well positioned to introduce more products and marketplaces.

Dollar-Based Net Retention Rate

Dollar-based net retention rate is an important indicator of our ability to retain and expand our customer relationships. We calculate our dollar-based net retention rate at the end of each year. We calculate our dollar-based net retention rate by starting with the revenue associated with customers in the last quarter of the prior year, or Prior Period Revenue. We then calculate the revenue associated with these same customers in the last quarter of the current year, or Current Period Revenue. Current Period Revenue includes any upsells and is net of contraction or attrition but excludes revenue from new customers. We then repeat the calculation of Prior Period Revenue and Current Period Revenue with respect to each of the preceding three quarters and aggregate the four Prior Period Revenues, or the Aggregate Prior Period Revenue, and the four Current Period Revenues, or the Aggregate Current Period Revenue. Our dollar-based net retention rate equals the Aggregate Current Period Revenue divided by Aggregate Prior Period Revenue. Our dollar-based net retention rate was above 140% as of December 31, 2019 and above 160% as of December 31, 2020. The increase is primarily attributable to growth in the volume of transactions with existing customers, and cross-sell of additional products to those customers.

Key Factors Affecting Our Performance

Ability to Increase Transaction Volume

Our success-based business model results in our revenue growing as we increase our transaction volume. We increase transaction volume on our software platform in part by attracting new customers and growing our relationships with existing customers. We need to address the evolving needs of our customers and increase their usage of our software platform. Under our “Customer First” model, we focus on building successful long-term relationships and aligning revenue growth with value delivery. We invest in our customers’ success, beginning with an initial onboarding and rollout plan for each customer. We also monitor utilization rates by customers on our software platform to manage expanded use over time. Our proven ability to grow transaction volume has been a function of product depth, technological excellence, and the ability of our sales and marketing teams to match our solutions with the strategic objectives of our customers. Our software platform enables customers to process transaction volumes more effectively and create a better consumer experience.

As financial services firms realize the benefits of our software platform and expand use of our product offerings, this continues to drive transaction volume on our software platform. In 2020, we enabled lenders to originate nearly $1.4 trillion in loans, more than double the dollar amount of loans enabled by our software platform in 2019 of $540 billion. As of December 31, 2020 we had 291 customers, including 18 customers generating more than $1 million in annual revenue. By generating customer value, we are able to sell additional products through our land and expand strategy. We believe that investment in sales and marketing will contribute to our long-term growth but may also negatively impact our short-term profitability. For 2020, our sales and marketing spend represented 53.5% of our revenue.

By increasing transaction volume on our software platform, we also enable and drive our marketplace business. Our curated set of integrated marketplaces enable consumers to shop for products and services at the precise moment of need as they apply for loans and other products. As we enable a greater volume and diversity of transactions on our software platform, we can help a greater number of consumers locate competitive service providers and build trust with the Blend brand. Revenue from our marketplace business is driven by our transaction volume and success of matching consumers with service providers.

Investments in Growth

Our ability to maintain a differentiated platform and offering is dependent upon our speed of innovation. We will invest in our software platform to drive innovation and maintain our position as a leading provider of software for financial services firms for any banking product. To drive adoption and increase penetration within our customer base, we will continue to rapidly introduce new products and features. While we focus today on consumer banking, we believe we can rapidly expand our library of modular components to support commercial banking products as well. In addition, our low-code, drag-and-drop design tools will enable our customers to bring new, innovative products to market quickly and positions us with what we believe is a market leading combination of platform capabilities and out-of-the-box product offerings. We believe that investment in research and development will contribute to our long-term growth but may also negatively impact our short-term profitability. For 2020, our research and development spend represented 57.8% of our revenue.

Developments in the Macroeconomic Environment

A large portion of our business is driven by mortgage and mortgage related transaction volumes. We expect the volumes of loans and financial products closed using our software platform will continue to drive our revenue for the foreseeable future. As those volumes are influenced by numerous macroeconomic factors, including interest rates, our business’s performance will be impacted as the macro environment changes. For instance, as interest rates rise, we would expect to see lower mortgage volumes. These volumes will affect both our mortgage business and marketplace offerings. We anticipate that as our platform grows and more consumer banking transactions occur on our software platform, we will be less exposed to fluctuations in the macroeconomic environment.

Recent Developments

Acquisition of Title365

We are continually seeking to enhance the end-to-end consumer journeys through our software platform. As part of this strategy, we have created our own insurance agencies, which has enabled us to improve the consumer experience, while generating commissions from service providers. Consistent with this strategy, on March 12, 2021 we signed a definitive agreement to acquire Title365, a leading title insurance agency, from Mr. Cooper Group Inc. We have agreed to pay approximately $422.0 million for a 90.1% interest in Title365. In connection with the Proposed Acquisition, we have obtained a commitment letter for debt financing in the form of the $225.0 million Term Loan and the $25.0 million Revolving Credit Facility. The Term Loan is expected to be funded at the closing of the Proposed Acquisition to assist in the payment of the purchase price, and the Revolving Credit Facility is expected to remain undrawn.

Title365 will enable our customers to streamline the title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans. For 2019 and 2020, Title365 revenue was $105.3 million and $212.1 million, respectively. The acquisition is subject to regulatory approvals and is expected to close in the second or third quarter of 2021.

COVID-19

As a result of the COVID-19 pandemic, we have temporarily closed our offices, required our employees and contractors to work remotely, and implemented travel restrictions, all of which represent a significant disruption in how we operate our business. The operations of our partners and customers have likewise been disrupted. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the duration and spread of the outbreak and the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic have adversely affected the rate of global IT spending, although we believe that demand for our software platform and our results of operations have not been adversely affected by the COVID-19 pandemic thus far. Throughout the COVID-19 pandemic, we have continued to partner with our financial services customers to expand the scope and availability of products through our software platform. We have seen a 166% increase in transactions on our software platform from March 2020 through December 2020 compared to the same period in 2019, and we attribute a portion of this increase to the accelerating need for digital transformation at financial services firms. Additionally, we saw a $3.1 million decrease in our sales and marketing spending from 2019 to 2020 as a result of cancelled in-person events because of restrictions from the COVID-19 pandemic; however, we expect our sales and marketing spending to increase in 2021 as restrictions on in-person events lapse and we spend more on travel, entertainment, trade shows, conferences, and general advertising.

Further, we believe that the COVID-19 pandemic is accelerating the transformation of financial services firms into digital businesses, is causing the regulatory environment to shift in favor of digitization (such as through the use of digital signatures and online notarization), and is driving consumer behavior away from traditional branches and toward digital channels for banking services, which we expect will generate additional opportunities for us in the future.

The future impact of the COVID-19 pandemic on our business remains uncertain. See the section titled “Risk Factors” for further discussion of the challenges and risks we have encountered and could encounter related to the COVID-19 pandemic.

Key Components of Results of Operations

Revenue

We generate revenue from fees paid by customers to access our platform. Arrangements with our customers do not provide the contractual right to take possession of our software at any point in time. Revenue is recognized when access to our platform is provisioned to our customers for an amount that reflects the consideration we expect to be entitled to in exchange for those services. To a lesser extent, we generate revenue from professional services related to the deployment of our platform, premium support services, and consulting services. We also have generated an immaterial amount of revenue through commissions or service fees when consumers use our integrated marketplaces to select a real estate agent, property and casualty insurance carrier, or title and settlement services entity.

Our customers have the ability to access our platform under subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, or under usage-based arrangements, in which customers pay in arrears a variable amount for completed transactions at specified prices. Our subscription arrangements are generally noncancelable, and we may also earn additional overage fees if the number of completed transactions exceeds the contractual amounts. Our usage-based arrangements generally can be terminated at any time by the customer. We recognize revenue ratably for our subscription arrangements because the customer receives and consumes the benefits of our platform throughout the contract period. We recognize fees for usage-based arrangements as the completed transactions are processed using our platform. Revenue from usage-based arrangements represented 12% of our revenue for 2019 and 2020.

Cost of Revenue

Cost of revenue consists primarily of costs of subscribed hosting, support, and professional services, which are expensed as incurred. Costs of subscribed hosting services and support revenue primarily consists of expenses related to hosting our services, third-party fees related to platform connectivity services, software licenses, amortization of internal use software development costs, expenses related to and providing support to our customers. Costs of professional services consists primarily of personnel-related expenses, including stock-based compensation expense, expenses associated with delivering implementation and other services, travel expenses, and allocated overhead costs. We expect our cost of revenue to continue to increase in dollar amounts as we grow our business and revenue. We expect, however, that our cost of revenue will decrease as a percentage of our revenue over the long term as we achieve greater scale in our business, although the percentage may fluctuate from period to period.

Operating Expenses

Research and Development. Research and development expenses consist primarily of personnel-related expenses, including stock-based compensation expense, associated with our engineering personnel responsible for the design, development, and testing of new products and features, professional and outside services fees, software and hosting costs, and allocated overhead costs.

Research and development costs are expensed as incurred. We expect that our research and development expenses will increase in dollar amount as our business grows but will decrease as a percentage of our revenue over the long term, although the percentage may fluctuate from period to period depending on the timing and extent of our research and development expenses.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel-related expenses, including stock-based compensation expense (which includes amounts in excess of fair market value in connection with secondary sales by our then-current and former employees), costs of general marketing activities and promotional activities, travel-related expenses, and allocated overhead costs. Sales commissions that are incremental costs of acquiring a contract with a customer as well as associated payroll taxes, are deferred and amortized on a straight-line basis over the estimated period of benefit, which we have determined to be three years. Sales commissions that are not incremental costs of acquiring a contract with a customer are expensed in the period incurred.

We plan to increase the dollar amount of our investment in sales and marketing for the foreseeable future, primarily for increased headcount for our direct sales organization and investment in brand and product marketing efforts. We expect, however, that our sales and marketing expenses will decrease as a percentage of our revenue over time as our revenue grows, although the percentage may fluctuate from period to period depending on fluctuations in the timing and extent of our sales and marketing expenses.

General and Administrative. General and administrative expenses consist primarily of personnel-related expenses, including stock-based compensation expense (which includes amounts in excess of fair market value in connection with secondary sales by our then-current and former employees), for our finance, accounting, legal and compliance, human resources, and other administrative teams as well as for certain executives and professional fees, including audit, legal and compliance, and recruiting services. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to publicly listed companies and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. In addition, as a public company, we expect to incur increased expenses in the areas of insurance, investor relations, internal audit, and professional services. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. We expect, however, that our general and administrative expenses will decrease as a percentage of our revenue over the long term, although the percentage may fluctuate from period to period depending on the timing and extent of our general and administrative expenses.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income earned from our investment portfolio and interest expense.

Provision for Income Taxes

Provision for income taxes consists primarily of U.S. federal and state income taxes. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended December 31,
	2019	2020
	(In thousands)
Revenue	$50,671	$96,029
Cost of revenue(1)	19,547	34,289

Gross profit	31,124	61,740
Operating expenses:
Research and development(1)	48,597	55,503
Sales and marketing(1)	37,660	51,420
General and administrative(1)	26,589	30,108

Total operating expenses	112,846	137,031

Loss from operations	(81,722)	(75,291)
Other income (expense), net	283	700

Loss before income taxes	(81,439)	(74,591)
Provision for income taxes	13	26

Net loss	$(81,452)	$(74,617)

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,
	2019	2020
	(In thousands)
Cost of revenue	$46	$79
Research and development	3,431	4,250
Sales and marketing	966	3,675
General and administrative	5,446	2,120

Total stock-based compensation	$9,889	$10,124

	Year Ended December 31,
	2019	2020
	(as a % of revenue)*
Revenue	100%	100%
Cost of revenue	39	36

Gross margin	61	64
Operating expenses:
Research and development	96	58
Sales and marketing	74	54
General and administrative	52	31

Total operating expenses	223	143

Loss from operations	(161)	(78)
Other income (expense), net	1	1

Loss before income taxes	(161)	(78)
Provision for income taxes	—	—

Net loss	(161)%	(78)%

*	Certain percentages may not foot due to rounding

Comparison of the Years Ended December 31, 2019 and 2020

Revenue and Cost of Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(In thousands)
Revenue	$50,671	$96,029	$45,358	90%
Cost of revenue	19,547	34,289	14,742	75%

Gross profit	$31,124	$61,740	$30,616	98%

Revenue increased $45.4 million, or 90%, for 2020 compared to 2019. The increase was primarily due to an increase in the volume of transactions with existing customers, as well as an increase in revenue from new customers. Revenue from existing customers represented 83% of the increase in revenue, driven by our dollar-based net retention rate, which was above 160% in 2020, and revenue from new customers represented 17% of the increase in revenue.

Cost of revenue increased $14.7 million, or 75%, for 2020 compared to 2019. The increase was primarily due to a $7.9 million increase in third-party hosting costs and software licenses to support continued growth and operations, and a $6.1 million increase in third-party fees, primarily related to platform connectivity services.

Operating Expenses

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(In thousands)
Operating expenses:
Research and development	$48,597	$55,503	$6,906	14%
Sales and marketing	37,660	51,420	13,760	37%
General and administrative	26,589	30,108	3,519	13%

Total operating expenses	$112,846	$137,031	$24,185	21%

Research and Development

Research and development expenses increased $6.9 million, or 14%, for 2020 compared to 2019. The increase was primarily due to a $4.0 million increase in personnel-related expenses primarily attributable to an increase in research and development headcount, a $2.8 million increase in professional and outside services, and a $1.6 million increase in software and hosting services to support the growing business and increased volume of transactions. The overall increase was partially offset by a $1.0 million decrease in allocated overhead due to changes in employee mix and reduction of facility costs due to the COVID-19 pandemic.

Sales and Marketing

Sales and marketing expenses increased $13.8 million, or 37%, for 2020 compared to 2019. The increase was primarily due to an $11.4 million increase in personnel-related expenses primarily attributable to an increase in sales and marketing headcount, inclusive of a $1.5 million increase in stock-based compensation attributable to secondary sales in 2020, a $3.3 million increase in commission expense, and a $0.8 million increase in software and hosting costs. The overall increase was partially offset by a $3.1 million decrease in travel, entertainment, trade shows, conferences, and general advertising as a result of cancelled in-person events because of restrictions from the COVID-19 pandemic.

General and Administrative

General and administrative expenses increased $3.5 million, or 13% for 2020 compared to 2019. The increase was primarily due to a $2.4 million increase in professional fees and a $1.3 million increase in personnel-related expenses primarily attributable to an increase in our administrative, finance and accounting, legal, and human resources headcount necessary to support the growth in our business. The increase in personnel-related expenses was net of a $4.1 million decrease in stock-based compensation attributable to a decrease in secondary sales as compared to 2019. The overall increase was partially offset by a $0.3 million decrease in travel and related expenses as a result of restrictions from the COVID-19 pandemic.

Liquidity and Capital Resources

As of December 31, 2020, our principal sources of liquidity were cash, cash equivalents, and marketable securities of $151.7 million. Cash and cash equivalents are comprised of bank deposits and money market funds. Marketable securities are comprised of U.S. treasury and agency securities, commercial paper, and corporate debt securities. All of our cash and cash equivalents are held in the United States. Since our inception, we have financed our operations primarily through proceeds from the issuance of our convertible preferred stock and cash generated from the sale of our product offerings.

We have generated significant losses from operations and negative cash flows from operating activities in the past as reflected in our accumulated deficit of $272.9 million as of December 31, 2020. We expect to continue to incur operating losses for the foreseeable future due to the investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business.

We believe that current cash, cash equivalents, and marketable securities will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements, however, will depend on continued growth in our customer base, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and features, and the continuing market adoption of Blend. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. See the section titled “Risk Factors—Risks Related to Our Business—Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.”

Subsequent to December 31, 2020, we issued 67,255,705 shares of Series G Convertible Preferred Stock at $4.609274 per share for total proceeds of approximately $310.0 million. On March 12, 2021, we signed a definitive agreement to acquire Title365, a leading title insurance agency, from Mr. Cooper Group Inc. for a purchase price of approximately $422.0 million in cash, subject to adjustments, for a 90.1% ownership in Title365. We have obtained a commitment letter for debt financing in the form of the $225.0 million Term Loan, and the $25.0 million Revolving Credit Facility. The Term Loan is expected to be funded at the closing of the Proposed Acquisition to assist in the payment of the purchase price. The Revolving Credit Facility is expected to remain undrawn. The Term Loan and Revolving Credit Facility are expected to mature on the date that is five years after the closing date of the Proposed Acquisition. The Term Loan is not expected to amortize, and we expect that both the Term Loan and Revolving Credit Facility will accrue interest at a rate equal to the London Interbank Offer Rate for dollars, or LIBOR, subject to a floor of 1.00% per annum, or the Adjusted LIBOR, plus 7.50% or the Alternate Base Rate, or ABR, as determined by the highest of (i) the prime commercial lending rate published by the Wall Street Journal as the “prime rate”, (ii) the Federal Funds Effective Rate plus 0.50%, and (iii) the one-month Adjusted LIBOR plus 1.00% per annum subject to a floor of 2.00% plus 6.50%. Interest is payable in cash on a quarterly basis.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020
	(In thousands)
Net cash used in operating activities	$(58,939)	$(65,013)
Net cash used in investing activities	(65,513)	(7,917)
Net cash provided by financing activities	132,666	90,756

Net increase in cash, cash equivalents, and restricted cash	$8,214	$17,826

Cash Used in Operating Activities

Our largest source of operating cash is cash collections from our customers. Our primary uses of cash from operating activities are for employee-related expenditures, sales and marketing expenses, and third-party hosting costs. Historically, we have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the private sale of equity securities.

During 2020, operating activities used $65.0 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $74.6 million, impacted by $20.8 million non-cash charges, and $10.5 million of cash used due to changes in our operating assets and liabilities. The non-cash charges primarily consisted of $10.1 million in stock-based compensation, $4.0 million of depreciation and amortization, $3.6 million in amortization of deferred contract costs, and $2.4 million of non-cash operating lease expense. The cash used due to changes in our operating assets and liabilities was primarily due to a $12.2 million increase in trade and other receivables, a $6.5 million increase in prepaid expenses and other assets, a $2.6 million decrease in operating lease liabilities, and a $2.0 million increase in the non-current portion of deferred contract costs. These amounts were partially offset by a $5.7 million increase in accrued compensation, a $4.8 million increase in other liabilities, and a $1.2 million increase in deferred revenue.

During 2019, operating activities used $58.9 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $81.5 million, impacted by $18.5 million non-cash charges, and $4.0 million of cash provided by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $9.9 million in stock-based compensation, $4.8 million of depreciation and amortization, $2.3 million in amortization of deferred contract costs, and $1.2 million in amortization related to a discount on a convertible note. The cash provided by changes in our operating assets and liabilities was primarily due to a $5.7 million increase in deferred revenue, a $2.6 million increase in accounts payable, a $2.3 million increase in accrued compensation, and a $1.1 million increase in other liabilities. These amounts were partially offset by a $7.1 million decrease in prepaid expenses and other current assets and a $0.8 million decrease in deferred contract costs.

Cash Used in Investing Activities

Net cash used in investing activities during 2020 was $7.9 million, which was primarily the result of purchases of marketable securities of $174.0 million and property and equipment purchases of $1.3 million, partially offset by sales and maturities of marketable securities of $167.4 million.

Net cash used in investing activities during 2019 was $65.5 million, which was primarily the result of purchases of marketable securities of $150.7 million and property and equipment purchases of $0.6 million, partially offset by sales and maturities of marketable securities of $85.8 million.

Cash Provided by Financing Activities

Net cash provided by financing activities for 2020 was $90.7 million, reflecting proceeds from issuance of Series F convertible preferred stock of $76.2 million, proceeds from exercise of common stock warrants of $10.0 million and the exercise of stock options net of repurchases of $4.5 million.

Net cash provided by financing activities for 2019 was $132.7 million, reflecting proceeds from issuance of Series E convertible preferred stock of $124.6 million, proceeds from a convertible note of $5.0 million, the exercise of stock options net of repurchases of $1.6 million, and the exercise of convertible preferred stock warrants of $1.5 million.

Off-Balance Sheet Arrangements

We administer escrow and trust deposits held at third-party financial institutions representing funds received under real estate contracts, escrowed funds received under escrow agreements, and/or undisbursed amounts received for settlement of mortgage and home equity loans. Cash held for these purposes was approximately $2.0 million as of December 31, 2020. These funds are not considered assets of ours and, therefore, are not included in our consolidated balance sheet; however, we are contingently liable for the disposition of these funds on behalf of consumers. As of December 31, 2020, we did not have any other relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include:

Interest Rate Risk

We had cash and cash equivalents of $41.1 million and marketable securities of $110.6 million as of December 31, 2020, which consisted of bank deposits, money market funds, U.S. treasury and agency securities, commercial paper, and corporate debt securities. The cash and cash equivalents are held primarily for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

As an emerging growth company, the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act). We intend to use this extended transition period under the JOBS Act until such time as we are no longer considered to be an emerging growth company. The adoption dates discussed below reflect this election.

Revenue Recognition

Overview

We generate revenue from fees paid by our customers to access our platform, and, to a lesser extent, from professional services related to the deployment of our platform, premium support services, and consulting services. Our customers have the ability to access our platform under subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, or under usage-based arrangements, in which customers pay a variable amount for completed transactions at specified prices. Under our subscription arrangements, we typically bill our customers for any committed amounts quarterly, semi-annually or annually in advance and for overages beyond a customer’s contracted minimum number of completed transactions on a monthly or quarterly basis in arrears. For usage-based arrangements, we typically bill our customers for any completed transactions on a monthly basis in arrears. Subscription arrangements are generally non-cancelable during the contract term while usage-based arrangements generally can be terminated at any time by the customer. Revenue from usage-based arrangements represented 12% of our revenue for both 2019 and 2020. Arrangements with customers do not provide the contractual right to take possession of our software at any point in time. We begin recognizing revenue when access to our platform is provisioned to our customers for an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We adopted Accounting Standard Update, or ASU, 2014-09, Revenue from Contracts with Customers, or Topic 606, as of January 1, 2019, utilizing the modified retrospective transition method. Under Topic 606, we determine revenue recognition through the following steps:

•

Identification of the contract, or contracts, with a customer—A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance, and (iii) it is determined that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration when it is due.

•

Identification of the performance obligations in the contract—Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from us, and are distinct within the context of the contract, whereby the transfer of the services is separately identifiable from the other promises in the contract. To the extent that a contract includes multiple promised services, we apply judgement to determine whether promised services are capable of being distinct.

•

Determination of the transaction price—The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring services to the customer. We estimate and include variable consideration for our subscription arrangements in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In estimating overage fees in subscription arrangements, we consider our historical experience and other external factors that may impact the expectation of future completed transactions beyond a customer’s contracted minimum number of completed transactions.

•

Allocation of the transaction price to the performance obligations in the contract—We allocate the transaction price to each performance obligation on a relative standalone selling price basis, or SSP. The SSP is the price at which we would sell a promised service separately to a customer. In instances where we do not sell or price a service separately, we estimate the SSP by considering available information such as market conditions, internally approved pricing guidelines, and the underlying cost of delivering the performance obligation. Judgment is required to determine the SSP for each distinct performance obligation.

•	Recognition of revenue when, or as, we satisfy a performance obligation—For each performance obligation identified, we determine at contract inception whether it satisfies the performance obligation over time or at a point in time. We recognize fees for subscription arrangements ratably over the non-cancelable contract term of the arrangement as subscription services are provided, beginning on the commencement date of each contract, which is the date services are made available to our customers. Access to our platform represents a series of distinct services as we continually provide access to our platform, and fulfill our obligation to our customer over the non-cancelable contractual term and the customer receives and consumes the benefit of our platform throughout the contract period. The series of distinct services represents a single performance obligation that is satisfied over time. We recognize fees for success-based arrangements as the completed transactions are processed using our platform.

Professional Services Revenue

Professional services revenue consists of fees for services related to helping customers deploy, configure, and optimize the use of our technology. These services include consulting, system integration, data migration, process enhancement, and training. Our professional services contracts are typically on a fixed price basis and billed in full at the beginning of the contract term. Professional services revenue is recognized on a proportional performance basis, which measures the service hours performed to date relative to the total expected hours to completion.

Stock-Based Compensation

We measure and recognize our stock-based compensation based on estimated fair values for all stock awards. We use the Black-Scholes Merton pricing model to determine the grant date fair value of stock options and recognize the resulting stock-based compensation on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. We account for forfeitures as they occur.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense. For valuations after the consummation of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the date of grant or other relevant determination date, as reported on             . As of December 31, 2020, the aggregate intrinsic value of our outstanding options was $175.4 million, with $79.5 million related to exercisable stock options.

Certain stock options granted to our Head of Blend and Co-Founder vest upon the satisfaction of a service condition, liquidity event-related performance condition and performance-based market conditions. The liquidity event-related performance vesting condition is satisfied on an initial public offering condition. We expect the liquidity event-related performance vesting condition will be satisfied in connection with this offering, which would result in an increase to stock-based compensation expense of approximately $             million in the period of the initial public offering.

Common Stock Valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	the results of contemporaneous valuations performed at periodic intervals by a third-party valuation firm;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of our convertible preferred stock and common stock sold to investors in arms-length transactions;

•	our actual operating and financial performance and estimated trends and prospects for our future performance;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using the income approach and the market approach valuation methods. In allocating the equity value, we considered and have used a combination of the option pricing method, or OPM, the Probability Weighted Expected Return Method, or PWERM, and the Hybrid Method (which is a combination of the OPM and PWERM). The Hybrid Method involves the estimation of multiple future potential outcomes for us and estimation of the probability of each respective potential outcome. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios. Our scenarios included the use of an initial public offering scenario and a scenario assuming continued operation as a private entity (in which an OPM was applied). After the Equity Value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell this stock as there is not a readily available market to sell the stock.

In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS

Company Overview

It’s our vision to bring simplicity and transparency to financial services, so everyone can gain access to the capital they need to lead better lives. To realize this vision, we have built a market-leading cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for any banking product. From the moment a consumer starts an application for a loan or a deposit account to the moment they digitally sign the final documents, our software platform streamlines the process, so financial services firms can deliver superior consumer experiences, drive growth, and increase operational efficiency.

Consumers expect modern banking experiences to be as simple as other online shopping experiences. However, financial services firms may not have the resources and in-house software expertise to fulfill consumer demands for intuitive, digital, and easy-to-use products. In addition, most financial services firms are burdened by antiquated, inflexible systems and use separate technology stacks for different product lines, making it difficult to drive rapid improvements. Consequently, a broad range of financial services firms including banks, credit unions, fintechs, and non-bank lenders have turned to Blend to help them accelerate their digital transformation initiatives and position themselves for future growth.

Our software platform powers the mission-critical interface between financial services firms and consumers. Our growing suite of out-of-the-box, white-label products currently powers digital-first consumer journeys for mortgages, home equity loans and lines of credit, vehicle loans, personal loans, credit cards, and deposit accounts. Each of our out-of-the-box products is built from an extensive library of modular components assembled into consumer journeys that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures, addressing stipulations, and signing closing documents. Through our low-code, drag-and-drop design tools, we also enable creation and deployment of new product offerings. While we currently offer products for consumer banking, we plan to extend our modular software platform over time to add support for commercial banking products. In 2020, our software platform helped financial services firms process nearly $1.4 trillion in loan applications.

We also bring together an extensive ecosystem of more than 2,200 technology, data, and service providers through our software platform, enabling financial services firms to collaborate with third-parties to provide best-in-class experiences to consumers. As consumers use our software platform to apply for financial services products, they can shop for realtors, insurance carriers, and other service providers through integrated marketplaces that are introduced at the precise moment these third parties are needed. As more consumers use our software platform, we are able to attract a broader range of ecosystem partners, which allows us to deliver more value to consumers and attract more financial services firms as customers. This creates a powerful network effect and differentiator for our business. As of March 31, 2021, the number of participants in our ecosystem has grown by more than 1,300% year-over-year.

Strong customer relationships are a cornerstone of our success. We establish ourselves as a critical and long-term strategic partner to our customers by powering essential revenue-generating experiences, integrating our software into back office systems, and by staffing teams chartered with increasing the value we deliver over time. Our customer relationships grow as our platform is used for a broader range of products. Customers typically complete an initial deployment for one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product shopping journeys. Our dollar-based net retention rate was above 160% as of December 31, 2020.

Our success-based business model is designed to align our growth with the interests of our customers. We offer our products through software-as-a-service agreements, where fees are assessed based on completed transactions, such as a funded loan, new account opening, or closing transaction. We do not charge for abandoned or rejected applications, even though they cause us to incur costs. Completed transaction fees are determined by the number and type of software platform components that are needed to support each product offering Although we have generated an immaterial amount of revenue through commissions or service fees when consumers use our marketplaces to select a real estate agent, property and casualty insurance carrier, or title and settlement services entity in 2020, we expect this will become a significant part of our business in the future. In 2020, financial services firms used our software platform to process 1.29 million completed transactions, a 172% year-over-year increase relative to the 0.48 million completed transactions we helped our customers process in 2019.

Our customers are currently based in the United States and range in size from the largest banks, credit unions, and non-bank mortgage lenders in the nation, such as Wells Fargo, U.S. Bank, M&T Bank, Navy Federal Credit Union, Truist, and Primary Residential Mortgage, Inc., to fintechs and smaller community lenders with less than $1 billion in assets under management. We focus our go-to-market strategy on large financial services firms, and as of December 31, 2020, our customers included 31 of the top 100 financial services firms in the United States by assets under management and 28 of the top 100 non-bank mortgage lenders by loan volume. In addition, as of December 31, 2020, we had 291 customers, representing $4.6 trillion in assets under management. In 2020, 18 customers each generated more than $1 million in revenue for us.

We have achieved significant growth in recent years. For 2019 and 2020, our revenue was $50.7 million and $96.0 million, respectively, representing a 90% year-over-year growth rate.

We continually seek to enhance the end-to-end consumer journeys through our software platform. To improve the consumer experience and generate commissions from service providers through our integrated marketplaces, we have created our own insurance agencies. Consistent with this strategy, on March 12, 2021, we signed a definitive agreement to acquire Title365, a leading title insurance agency, from Mr. Cooper Group Inc. Title365 will be integrated with our software platform, which enables financial services firms to automate title commitments and streamline communication with consumers and settlement teams. Together we will enable our customers to streamline the title, settlement, and closing process at scale for mortgages, home equity lines of credit, and home equity loans. For 2019 and 2020, Title365 revenue was $105.3 million and $212.1 million, respectively. The acquisition is subject to regulatory approvals and is expected to close in the second or third quarter of 2021.

Trends in Our Favor

Key trends supporting our growth include:

Consumer expectations for digital experiences are rising

Consumers increasingly expect their banks to provide data-driven, personalized, digital experiences comparable to Amazon, Netflix, Apple, and other industry leaders. The COVID-19 pandemic has accelerated a shift in consumer behavior away from traditional branches and toward digital channels for banking services, resulting in a 30% increase in the use of mobile banking worldwide.13 The vast majority of Millennials and Gen Z now use a mobile banking app, signifying the importance of the availability of mobile offerings to future generations.

13.	Boston Consulting Group, The Front-to-Back Digital Retail Bank, January 2021.

Consumers increasingly want one-stop shopping experiences for financial services

Consumers prefer simplicity and convenience when it comes to shopping for financial services. Fifty-three percent of consumers would like to be offered bundled products, such as real estate services with a home loan or car deals with a pre-approved auto loan.14 To retain consumers, and drive incremental revenue, financial services firms need to provide end-to-end consumer journeys that include these elements.

Competition among financial services firms is becoming more intense

Fintechs, neobanks, and other innovators are launching digital-first offerings that draw consumers away from traditional financial services firms. Forty-two percent of U.S. consumers use at least one fintech provider.15 In addition, consumers are switching financial services providers at a faster rate than previous years. Traditional financial services firms must invest in seamless, technology-driven, and consumer-friendly offerings that lead to higher consumer satisfaction in order to preserve and grow their market share.

The pace of change is accelerating

Financial services firms are increasingly seeking partners to help them manage consumer experiences with more agility as they wrestle with changes caused by fluctuating rate environments, government stimulus programs, and evolving regulatory requirements. In an effort to remain competitive, 48% of banks and 42% of credit unions have partnered with fintech startups over the past three years to address specific technology needs.16 Among banks planning to partner with fintechs, 86% cite that improving the consumer experience is the top priority, followed by 42% and 38% for reducing operating expenses and reducing fraud, respectively.17

Low-code development tools are shortening product development cycles

The advent of no-code and low-code development tools is enabling product teams to build, deploy, and modify new products and deliver superior consumer experiences with greater speed and flexibility. Most large organizations will have adopted multiple low-code tools in some form by year-end 2021.18 Adoption of these tools will be essential for financial services firms to innovate rapidly in the face of changing consumer expectations and fluctuating market conditions.

Better access to data is powering higher levels of automation

As banking becomes more open, financial services firms are seeking to leverage the best data in the market to improve verification of consumer assets, income, employment, identity, and credit history. In addition, financial services firms are investing in technology to help them harness this data to drive automated workflows that reduce the number of manual tasks they need to perform in order to approve an application for a loan or deposit account. The aggregate potential cost savings for financial services firms from automated workflows is estimated to be at $447 billion by 2030, with back office credit underwriting accounting for $31 billion of that total.19 By leveraging data and software to make more informed decisions automatically, financial services firms will be able to provide a frictionless consumer experience, reduce time to close, and reduce fraud.

14.	Deloitte Consulting LLP, Deloitte 2020 Voice of the customer: Retail banking experience, 2020.
15.	McKinsey & Company, How US customers’ attitudes to fintech are shifting during the pandemic, December 2020.
16.	Cornerstone Advisors, What’s Going On in Banking 2021, Rebounding From the Pandemic, January 2021.
17.	Forbes, 5 Bank And Fintech Partnership Ideas To Generate Revenue, October 2020.
18.	Gartner, Forecast Analysis: Low-Code Development Technologies, January 2021.
19.	Autonomous Research, Machine Intelligence & Augmented Finance, April 2018.

Our Opportunity

Financial services firms have been shifting for years to a digital-first approach to acquiring customers and deepening existing relationships. This imperative to compete through digital-first consumer experiences creates a compelling opportunity for Blend. Few financial services firms can afford to build best-in-class digital consumer journeys on their own, and those that can typically prefer to accelerate time to market by working with partners that provide flexible, off-the-shelf components. In addition, few financial services firms have built their own captive insurance agencies or developed their own service provider marketplaces to streamline the consumer journey due to the cost and complexity of managing these initiatives.

Blend competes in several large markets, including IT spend for banking software and commissions for home insurance policies, title insurance policies, and real estate transactions. We believe that our software platform can address a significant share of the massive total addressable market that these opportunities represent:

•

Gartner estimates that global enterprise IT spending for software within the banking industry was approximately $72.4 billion in 2020, which is expected to grow annually at approximately 13% through 2025.

•	The American Land Title Association estimates that, in the United States, more than $19.2 billion was spent on title insurance premiums in 2020.

•	IBISWorld estimates that, in the United States, more than $105.7 billion was spent on home insurance premiums in 2020.

•

We estimate that, in the United States, a total of $123.5 billion was spent on realtor commissions in 2020 based on data from the National Association of Realtors, EffectiveAgents.com, and the St. Louis Federal Reserve.

We currently estimate the serviceable addressable market for Blend to be greater than $33 billion, based on the number of home financing and consumer banking transactions in the United States in 2020 multiplied by our revenue per transaction in each respective subsector. We believe the serviceable addressable market for our offerings will continue to grow over time as we add more products to our software platform, grow our partner ecosystem, and expand internationally. We believe that our software platform is well positioned to address the critical requirements of and capture a meaningful portion of these markets.

Limitations of Alternative Approaches

Consumers expect modern banking experiences to be as simple as other online shopping experiences. To thrive in an increasingly competitive market, financial services firms need to deliver personalized, high quality consumer experiences to grow revenue, while simultaneously lowering costs, so they can offer more competitive rates and invest in faster innovation cycles.

Financial services firms may not have the resources and in-house software expertise to meet rising consumer expectations. Most organizations are unable to offer consumers personalized product offerings, offers for third-party services, multi-product shopping experiences, or even the opportunity to continue applying for a single product across more than one channel. Many financial services firms find it difficult to use the customer data they have already collected to pre-populate an application form or cross-sell a product.

Due to the above, we believe digital transformation has never been more imperative for financial services firms. However, these efforts are often hampered by aging infrastructure. In addition, financial services firms typically use separate technology stacks for mortgages, consumer lending products, and deposit accounts, making it difficult to drive rapid improvements. This architecture is inflexible, costly to maintain, and produces data silos that result in poor consumer experiences.

Our Solutions

We have created a flexible cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for any banking product. From the moment a consumer starts an application to the moment they close a loan or open a deposit account, our software platform streamlines the process, so financial services firms can deliver superior consumer experiences, drive growth, and increase operational efficiency.

We believe we are well positioned to benefit from the acceleration in digital transformation investment taking place across the financial services sector. Our software simplifies complex origination processes that can include hundreds of tasks and require interactions with dozens of external technology, data, and services providers. By automating these tasks and developing pre-built integrations, we help our customers potentially avoid years of expensive in-house software development and free up resources for other initiatives.

Blend’s Cloud-Based Software Platform

Mortgage Home Equity Deposit Account Vehicle Loan Personal Loan Credit Card Custom Product JOURNEY BUILDER Experience Design Process Orchestration Persona-based Workspaces Verification Decisioning Workflow Intelligence Marketplaces APIs & INTEGRATIONS PARTNER ECOSYSTEM

Product Offerings

Blend’s cloud-based software platform powers the mission-critical interface between financial services firms and consumers. Financial services firms can rapidly deploy our growing number of out-of-the-box, white-labeled products for:

•	Mortgage—provides an end-to-end digital mortgage experience from application to close that puts financial services firms at the center of the broader homeownership journey.

•	Home Equity—modernizes home equity line of credit and home equity loan origination experiences, delivering higher application submission rates and faster closings.

•	Vehicle Loan—enables rapid financing that helps consumers get into their car, boat, RV, or powersport vehicle faster.

•	Credit Card—increases application conversions through a configurable product selection experience, streamlined data collection, and instant approvals.

•	Personal Loan—drives faster pre-approvals for unsecured and secured personal loans, lines of credit, and overdraft protection lines.

•	Deposit Account—increases application conversion rates and reduces fraud risk with features that support financial services firms’ Bank Secrecy Act and anti-money laundering policies.

In addition, we have developed a product called Blend Close that streamlines traditional, hybrid, and fully digital closing experiences for mortgages, home equity lines of credit, and home equity loans.

Journey Builder

Each of our products is built from an extensive library of modular components that typically include data collection, verification checks, product selection, pricing, pre-approvals, disclosures, addressing stipulations, and signing closing documents. Blend and our customers can rapidly create new product offerings by assembling our modular components into workflows using our Journey Builder, which includes tools for:

•

Experience design—through low-code design tools, we enable the creation of flexible, consumer-facing forms, user flows for data collection, and automated communications that reflect the brand of each of our customers.

•	Process orchestration—through a drag-and-drop editor we enable the creation of personalized workflows that guide consumers through the process of getting a loan or opening a deposit account.

•

Persona-based workspaces—our software platform provides omni-channel user experiences for a broad range of stakeholder personas: consumers, loan officers, bankers, real estate agents, settlement agents, and notaries.

The modular components that make up our products generally fall under the categories of verification, decisioning, workflow intelligence, and marketplaces.

Verification Components

Our verification components automate confirmation tasks that are needed to underwrite a loan or approve the opening of a new deposit account. We have pre-built integrations with providers of technology and services to address requirements for:

•

Identity verification—to help financial services firms reduce fraud risk and address compliance requirements for know-your-customer (KYC) and anti-money laundering (AML) laws, we have integrations that can capture data from government issued IDs and engage third-party identity verification service providers.

•

Asset verification—with consumer permission, we enable financial services firms to verify account assets from directly-sourced data, sparing applicants the burden of manually collecting this information and providing financial services firms with greater assurance of data accuracy and reliability.

•	Income and employment verification—we integrate with payroll data providers, enabling financial services firms to verify an applicant’s income, employment details, and work history.

•	Credit—our software platform allows financial services firms to retrieve credit reports from any of the three major credit bureaus and supports both soft and hard credit inquiries.

Decisioning Components

Our decisioning components reduce the need for human intervention by automatically applying business rules throughout an application workflow configured by a financial services firm. Examples include:

•	Pre-approvals—we automate the generation of a pre-approval decision when consumers meet specific underwriting criteria established by a financial services firm.

•	Cross-selling—we enable financial services firms to present personalized product recommendations to consumers based on data collected in the course of another product application.

•	Adverse actions—we automatically generate adverse action notifications for consumers that do not meet minimum credit criteria established by the financial services firm.

Workflow Intelligence Components

Our workflow intelligence components manage data collection and automate tasks throughout the origination process. We create applications with branching logic to streamline initial data collection. Wherever possible, our software eliminates the need for document uploads by integrating with authoritative data sources. We also automate key processing tasks so consumers can begin to address stipulations immediately after a loan application is submitted, including product and pricing selection, automated requests for letters of explanation, and capturing digital signatures on disclosures packages, resulting in faster turn-around times.

Marketplace Components

Our curated marketplace components enable consumers to shop for products and services presented at the precise moment of need during an application for a loan or a deposit account. We currently offer marketplaces that enable consumers to find real estate agents, insurance carriers, and automobiles for sale online. These marketplaces help consumers quickly locate service providers with competitive rates and enable financial services firms to increase operational efficiency by providing a one-stop shopping experience.

APIs and Integrations

Through our open APIs we are able to seamlessly integrate the capabilities of technology, data, and service providers into our software platform. As we develop integrations with new partners, our customers can quickly experience the benefits across their product suite. In addition, financial services firms can use our APIs to develop integrations with the back office systems in their tech stack, creating a unified, agile architecture for powering superior consumer journeys.

The Blend Ecosystem

We bring together an extensive partner ecosystem through our software platform consisting of more than 2,200 technology, data, and service providers that has grown by more than 1,300% year-over-year as of March 31, 2021. We provide the central hub through which these partners collaborate to deliver best-in-class consumer journeys in highly efficient ways. In addition, we provide our ecosystem partners with a critical distribution channel to reach a universe of more than 100 million consumers at the precise moment they are looking for products and services through the financial services firms we serve.

By providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with no incremental acquisition costs. As more financial services firms become Blend customers or deploy additional products through our software platform, the number of consumers using our software platform grows, which attracts more service providers to our ecosystem to serve those consumers. As a result, consumers benefit from more opportunities to save time and money, financial services firms benefit from increased operational efficiency, our partners benefit from increased distribution, and Blend generates additional revenue. We believe this win-win-win-win model creates a powerful network effect that will continue to expand our serviceable addressable market over time

Our Partner Ecosystem and Network Effect

Nearly $1.4 Trillion Loan Volume22 More Transactions More upside for partners to join the Blend ecosystem More Partners 2,200 + Ecosystem Partners 23 Better and more complete experience for consumers More Value Increased value for 21 customers and higher engagement from existing ones More Adoption 160% + Dollar-based Net Retenton9 Increased transaction volume processed on Blend's software platform

Key elements of our partner ecosystem include:

•

Technology Partners—we have built integrations with over 45 technology vendors including leading providers of CRM platforms, loan origination systems, core banking systems, document generation systems, and pricing and product engines. These integrations accelerate our deployments and reduce the need for financial services firms to build their own integrations.

•

Data Partners—we have partnerships with 29 data services providers that help us automate verification checks and reduce the need for consumers to upload documents. These data services providers include credit bureaus, payroll service providers, tax preparers, consumer asset data integrators, employment verification services, and anti-fraud services.

•	Marketplace Partners—we partner with more than 1,200 individual realtors and 24 insurance carriers who offer their services through marketplaces integrated into our consumer journeys,

20.	As of December 31, 2020.
21.	As of December 31, 2020.
22.	As of March 31, 2021.

enabling consumers to shop for service providers at the precise moment they need these services.

•

Settlement Services Partners—more than 900 settlement agencies have been onboarded onto our software platform, enabling us to streamline the settlement and closing process for consumers getting a mortgage, HELOC, or home equity loan.

To provide consumers with optimal end-to-end journeys through our software platform, we have created our own property and casualty insurance agency and our own title insurance agency. Consistent with this strategy, on March 12, 2021 we signed a definitive agreement to acquire Title365, a leading title insurance agency, from Mr. Cooper Group Inc. Title365 will be integrated with our platform, which enables financial services firms to automate title commitments and streamline communication with consumers and settlement teams. Title365 will also expand our partner ecosystem through its network of more than 7,000 notaries.

Key Benefits to Our Customers

We help our customers increase their revenue by powering best-in-class customer experiences that result in:

•

Increased consumer acquisition—our self-service consumer journeys are available at any hour on any device, which contributes to a higher volume of application submissions. In addition, through extensive automation, we enable loan teams to handle a greater volume of loans per month.

•

Deeper consumer relationships—we increase loyalty and lifetime value for our customers by allowing consumers to explore multiple product offers in a single session. For example, consumers can complete a mortgage application and be presented with an immediate opportunity to open a deposit account or apply for a credit card without having to re-enter information.

•

Increased consumer satisfaction—we enable consumers to apply for products in minutes on any device, transition seamlessly between channels throughout the origination process, benefit from as much human support as they prefer, and save money on realtor commissions, home insurance, title insurance, and automobile purchases. When consumers rate our product experience, the median rating is 9 out of 10.

We also position our customers for long-term success by helping them streamline operations and increase efficiency through:

•

Faster innovation cycles—through our software platform, we help financial services firms evolve their business at a faster pace and adapt more quickly to changing market conditions than ever before. Our flexible software platform reduces time to market for new product offerings and eliminates the need to build integrations with an extensive array of technology and data services providers.

•

Lower operating costs—we reduce labor costs, hedging costs, and warehouse line costs by automating workflows, shortening loan cycles, and enabling digital closings. Customers of our Mortgage product are able to reduce loan cycles by an average of 7.3 days and save an average of $520 per loan according to a commissioned survey conducted by MarketWise Advisors LLC in 2020.

•	Lower development costs—our customers benefit from a flexible, white-label software platform that is regularly updated and enhanced by hundreds of engineering, product, and operations specialists.

•	Reduced risk of fraud and human errors—we aggregate financial data from multiple sources with consent from consumers, which reduces the need to upload, review, and transcribe documents.

Ultimately, it is our goal to help banks, credit unions, fintechs, and non-bank lenders proactively improve financial opportunities for consumers. By removing friction, increasing transparency, and bringing greater personalization to consumer acquisition workflows, we see the potential for our software platform to help financial services firms improve the lives of millions of consumers.

What Sets Us Apart

We have already achieved significant growth, and we believe we are well positioned to serve as a long-term strategic innovation partner and provider of mission-critical software to financial services firms due to the following factors:

•

Single software platform designed for any banking product—as a leading cloud-based software provider that streamlines the end-to-end consumer journey for mortgages, consumer loans, and deposit accounts through a single, unified software platform, we are a trailblazer with powerful competitive advantages. We support multi-product shopping experiences and enable consumers to move seamlessly across digital devices, contact centers, and branches throughout the origination process, providing additional benefits and incentives for customers to standardize on our software platform across products and channels. Since 2015, we have invested more than $165 million in research and development to build our software platform and grow our business. We believe the time, cost, and effort to replicate the breadth of our products and depth of our capabilities is difficult for others to match.

•

Configurable software platform for accelerating innovation—we enable financial services firms to rapidly build and launch new product offerings by leveraging our low-code design tools and an extensive library of modular components purpose-built for loan origination, account opening, and consumer onboarding. Through our software platform, we deliver product updates on a weekly basis. Our products are highly complex and require us to have advanced knowledge of modern software development techniques as well as deep industry expertise, including in-depth knowledge of financial services regulations, product offerings, and operational workflows for approving loans and opening accounts.

•

Expansive partner ecosystem—through our integrations and marketplaces we enable more than 2,200 technology, data, and service providers to collaborate through our software platform and provide superior consumer experiences. The scale of our partner ecosystem has grown by more than 1,300% year-over-year as of March 31, 2021, and we have signed a definitive agreement to acquire Title365, which will further add more than 7,000 notaries. By aggregating transaction volume across multiple financial services firms, we are able to negotiate competitive rates for technology and data services we bundle into our products. We believe it would take competitors substantial time, effort, and cost to replicate the scale and benefits of our rapidly growing partner ecosystem.

•

Powerful network effects—by providing the software that powers consumer journeys at financial services firms across digital, contact center, and branch channels, we are able to benefit from a substantial volume of high-intent consumer traffic with zero incremental consumer acquisition costs. As more consumers use our software platform to apply for financial services products, we attract more partners to our ecosystem. This allows us to deliver more value to consumers, attract more financial services firms as customers, expand our existing relationships with financial services firms, and generate increased revenue from completed transactions, creating a powerful network effect and differentiator for our business.

Our aim is to become the distribution platform of choice for technology, data, and service providers to efficiently reach and serve consumers undertaking major financial transactions.

•

Agency subsidiaries and licensing—we created our own property and casualty insurance agency with licensing in all 50 states to facilitate transactions in our home insurance marketplace, and we have signed a definitive agreement to acquire Title365, one of the largest title insurance agencies in the United States, with licenses and partnerships covering all 50 states in order to deliver the benefits of our software platform to financial services firms at greater scale. We believe the complexity, cost, and level of effort to duplicate this operational scale is difficult for others to replicate.

•

Extensive network of customers—we have become a supplier of mission-critical software to hundreds of financial services firms, including 31 of the top 100 financial services firms in the United States by assets under management and 28 of the top 100 non-bank mortgage lenders by loan volume, and we have a proven track record of delivering our products securely, at scale, and in a way that meets their demanding needs. Once deployed, we become deeply embedded in business processes and integrated with back office systems, which makes us difficult to replace. This gives us a strong vantage point to be able to cross-sell additional offerings to our customers. In addition, the scale and diversity of our customer base provides us with extensive data and deep insights that help us strengthen our software platform, enhancing our ability to serve existing and future customers.

Our Growth Strategies

We intend to continue driving growth through the following strategies, while always maintaining a laser focus on the success of our customers:

•

Increase the volume of transactions we power for our customers—we believe there is a large market for our software platform in the United States and around the world. Our revenue grows as we increase our transaction volume by attracting new customers and by growing our relationships with existing customers. Our customers include less than 5% of the top 100 financial services firms in the world, and we believe there is a large, untapped opportunity to provide additional product offerings to the financial services firms we currently serve. For example, in 2020 we launched a new product for traditional and digital closings that was purchased by more than 70 customers over the span of eight months. As of March 31, 2021, our product portfolio consisted of seven primary software products, and 44% of our customers were using two or more products.

•

Continue to invest in new product offerings—we see numerous opportunities to expand our product suite both horizontally and vertically over time. Through our deep customer relationships we gain insights that help us align our roadmap and strategy with the most pressing needs of financial services firms. While we focus today on consumer banking, we believe we can rapidly expand our library of modular components to support commercial banking products as well. In addition to developing products in-house, we anticipate pursuing selective acquisitions and partnerships to accelerate our growth. We believe we are well-positioned over the long term to become one of the top cloud-based banking platforms responsible for powering end-to-end consumer experiences across both origination and servicing.

•

Integrate more marketplaces into our end-to-end consumer journeys—we generate commissions as consumers use our integrated marketplaces to select a realtor, purchase insurance, and shop online for used cars. As we integrate more shopping experiences into our products, we can generate additional commissions with zero incremental consumer acquisition costs, while enabling financial services firms to deliver better consumer experiences.

Our Customers

Strong customer relationships are a cornerstone of our success. Our customer relationships grow over time as our platform is used for a broader range of products. Customers typically complete an initial deployment for one or two products and then add more products over time, building toward a unified consumer experience that supports multi-product shopping journeys. Our dollar-based net retention rate was above 160% as of December 31, 2020.

Our customers are currently based in the United States and range in size from the largest banks, credit unions, and non-bank mortgage lenders in the nation, such as Wells Fargo, U.S. Bank, M&T Bank, Navy Federal Credit Union, Truist, and Primary Residential Mortgage, Inc., to fintechs and smaller community lenders with less than $1 billion in assets under management. We focus our go-to-market strategy on large financial services firms, and as of December 31, 2020 our customers included 31 of the top 100 financial services firms in the United States by assets under management and 28 of the top 100 non-bank mortgage lenders by loan volume. In addition, as of December 31, 2020, we had 291 customers, representing $4.6 trillion in assets under management. In 2020, 18 customers each generated more than $1 million in revenue for us.

Sales and Marketing

We focus on building successful long-term customer relationships through a go-to-market approach we call the Customer First model. Under this approach, accounts are staffed with a Relationship Manager and Customer Success Manager who work together to align revenue growth with value delivery.

Our products are sold through a direct sales force that continues to manage customer relationships on an ongoing basis post-sale. To create incentives for acquiring new customers and growing existing relationships, compensation is based on a combination of closing new deals and growing transaction volume through our software platform. We use a “land and expand” approach to growing customer relationships, typically completing an initial deployment for one or two products and then adding more products over time.

Our marketing is designed to highlight the success of our customers and engage the market through high-value, personalized offers and experiences. Our marketing efforts are focused on building brand awareness, inbound lead generation, market education, and supporting our direct sales team. To maintain a high level of engagement with our customers, we host a customer conference called Forward and an executive summit called Forum where we discuss the latest innovations shaping the future of lending and banking with our customers and with leaders across the industry.

Customer Success

We work in close partnership with our customers to help them rapidly deploy our software platform and realize value as quickly as possible from the breadth of our features. By investing deeply in the success of our customers, we seek to build a strong foundation for long-term relationships. Each customer is supported by a team of deployment and integration specialists. Most new customer deployments are completed within three to four months, including integrations to back-end systems. To reduce friction during the sales process, deployment services are typically delivered at near break-even costs, and we provide our customers with a free testing environment.

We also provide free training services and maintain an online knowledge base with best practices and training information to help our customers educate more than 55,000 loan originators, processors, and support staff. We publish weekly release notes featuring product updates, and our support professionals are available 24 hours per day, seven days per week, and 52 weeks per year to answer questions and help customers resolve issues.

Research & Development

Our software platform operates as the interface that connects consumers, financial services firms, and third-party service providers such as realtors, property and casualty insurance providers, title agencies, and notaries. We invest substantial resources in research and development to expand our software platform by developing new components, features, and product offerings. Our engineering, product, and design teams build our software platform and products in close partnership with our customers and use focus groups with both customers and consumers to gain a deep understanding of the tasks and workflows we automate. We also analyze the data from millions of applications flowing through our system to understand opportunities for driving further efficiencies and improvements.

We use Agile software development methodologies and automated testing to support continuous product deployment with new code shipping nearly every week. Our modular platform architecture uses microservices and APIs to support the ability for our customers to create unique financial product offerings and consumer journeys. As of December 31, 2020, we had 209 full-time employees, or 36% of our total headcount, involved in research and development and related activities. Our research and development organization is based in San Francisco, California with additional resources around the United States.

Our Culture and Employees

We have built a unique culture around a series of beliefs and practices we call The Blend Way. The key elements of our belief system are:

1. Create Long Term Customer Value—We aim to consistently improve every day by integrating four key sources of customer value into all that we do: increased growth, reduced friction, reduced complexity, and reduced risk and cost.

2. Catalyze Performance—We aim to motivate ourselves and others to reach higher through open, compassionate feedback and a consistent coaching framework.

3. Act with Urgency—We aim to make decisions quickly, learn and move on. We’re on a decades long journey, where every second counts.

4. Take Smart Risks—We aim to make high quality decisions with imperfect information, balancing risk effectively and embracing the inevitable failures inherent in working this way.

5. Focus on Inputs Over Outcomes—We aim to improve our decision-making quality rather than focusing on near-term results, believing that intelligent decision-making will yield the best outcomes over time.

6. Always Be on Offense—We aim to be agile and courageous, nimbly leaning into the next tough challenge or ambiguous problem that’s yet to be solved.

7. Create Unique Advantages—We aim to build our competitive edge by delivering unique value, and maintain that edge through a perpetual innovator’s mindset.

8. Distribute Ownership—We aim to ensure our builders have the authority, autonomy, and ownership to quickly and freely create.

9. Lead with Candor and Context—We aim to recognize the inherent power in all of us, knowing that access to straightforward information shared openly is the best catalyst to manifest that power.

Our employees are a key reason for our success and are essential for our continued growth. Our culture, industry success, and competitive compensation enable us to successfully retain our employees and to effectively recruit new talent aligned with our vision. We have received numerous awards for corporate culture and professional development and were recently listed by Forbes as one of America’s Best Startup Employers for 2021.

As of December 31, 2020, we had a total of 577 employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Competition

The primary competitors for our software platform include point solution vendors, providers of back office software with proprietary digital capabilities, and systems developed internally at financial services firms. We also expect new players to enter the market and existing companies to allocate more resources to develop and market products that compete with ours. We contract with several providers of back-office software for financial services firms in order to integrate our products with their software, and these providers may choose to offer competing software products. We believe we distinguish ourselves from the competition through the breadth of our product offerings, the flexibility of our configurable platform architecture, our ability to support multi-product shopping experiences, the scale of our ecosystem, the service-provider marketplaces integrated into our product offerings, the size and scale of our customer base, and our ability to power superior end-to-end consumer journeys.

The principal competitive factors in our industry include:

•	product functionality;

•	consumer experience;

•	employee user experience;

•	time to value;

•	total cost of ownership;

•	flexibility;

•	scalability;

•	ease of integration;

•	level of customer satisfaction;

•	ability to innovate rapidly;

•	brand awareness; and

•	brand reputation.

We believe our product strategy, speed of innovation, and company culture allow us to compete favorably with respect to these factors. However, we expect competition to increase as our competitors invest more in their digital capabilities. Our ability to remain competitive will depend on our ongoing efforts to expand our product capabilities and increase the value we deliver to our customers.

Intellectual Property

We believe that our success depends in part on our ability to protect our core technology and innovations. We rely on a combination of trademark, patent, copyright, and trade secret laws in the

United States and other jurisdictions, as well as license agreements, contractual restrictions, non-disclosure agreements, intellectual property assignment agreements, and other contractual protections, to establish and protect our intellectual property rights. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. Though we rely in part upon these legal and contractual protections, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our software platform are more essential to establishing and maintaining our technology leadership position. In addition, we use open source software in our services. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

As of March 31, 2021, we had one issued patent in the United States and patent applications pending in the United States, European Patent Office, Canada, and Australia. We continue to evaluate our intellectual property portfolio, and may seek patent protection for additional intellectual property developed by us in the future. Additionally, we have registered the term “Blend” in the United States, the United Kingdom, and the European Union, and as of March 31, 2021, we had pending trademark applications in the United States as well as Canada. We also have registered domain names that we use in, or are related to, our business, most importantly blend.com.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section titled “Risk Factors—Risks Related to Our Intellectual Property—Failure to adequately protect our intellectual property could adversely affect our business, financial condition, and results of operations.”

Government Regulation

Our customers and prospective customers are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address. Additionally, we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of and services offered through our software platform. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, including through certain of our products, as a technology provider to financial services firms, and in areas such as privacy, data security and data protection, and our contractual relationships with our customers.

In particular, certain laws, regulations, and rules our customers are subject to, and we facilitate compliance with, include:

•

TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for credit;

•	RESPA and Regulation X which require certain disclosures to be made to the borrower at application, as to the financial services firm’s good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement, prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship;

•

ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

•

FCRA, and Regulation V promulgated thereunder, imposes certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information;

•

Section 5 of the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices;

•

GLBA, and Regulation P promulgated thereunder, which includes limitations on financial services firms’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other privacy laws and regulations;

•

EFTA, and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts, including requirements for overdraft services and a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;

•	HPA, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

•	HMDA, and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;

•	FHA, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

•	The SAFE Act, which imposes state licensing requirements on mortgage loan originators;

•

state laws and regulations impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, conduct in connection with data breaches;

•	TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications;

•	CAN-SPAM and TSR, and analogous state laws, which impose various restrictions on marketing conducted use of email, telephone, fax or text message;

•

ESIGN Act, and similar state laws, particularly UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations;

•	ADA, which has been interpreted to include websites as “places of public accommodations” that must meet certain federal requirements related to access and use;

•	RFPA and similar state laws enacted to provide the financial records of financial services firms’ customers a reasonable amount of privacy from government scrutiny;

•	BSA and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;

•

the regulations promulgated by OFAC under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and

•	other state-specific and local laws and regulations.

In addition to the laws, regulations, and rules that apply to our customers, and that we facilitate compliance with, we, in our capacity as a service provider to financial services firms and as a provider of marketplace services directly to consumers, and our partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, CAN-SPAM, TSR, ESIGN Act, ADA, OFAC, and state laws and regulations that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, conduct in connection with data breaches.

We are also subject to a variety of laws, rules, and regulations relating to the real estate, property and casualty insurance, title insurance and settlement services industries, mobile- and internet-based businesses, and data security, advertising, privacy, and consumer protection laws. See “Risk Factors—Risks Related to Our Legal and Regulatory Environment” for additional information and a discussion of our regulatory risks.

Data Privacy and Security

The data we collect, use, receive, and otherwise process is integral to our business, providing us with insights to improve our software platform and our products. Our collection, use, receipt, and other processing of data in our business subjects us to numerous U.S. state and federal laws and regulations addressing privacy, data protection, information security, and the collection, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data. Such regulations include, for example, GLBA, the Children’s Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada’s Anti-Spam Law, TCPA, FCRA, the FTC Act, and CCPA. We work to comply with, and to help allow customers to comply with, applicable laws and regulations relating to privacy, data protection and information security. This helps underpin our strategy of building trust and providing a strong experience to customers.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law, practices, or software platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers and consumers from using our software platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations.

See the section titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment—Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect our business.” for additional information about our approach to laws and regulations relating to privacy, data protection, and information security.

Facilities

Our corporate headquarters is located in San Francisco, California, where we currently occupy facilities totaling approximately 47,000 square feet under a lease agreement that expires in 2025. We also lease offices in New York, New York and Thousand Oaks, California. We do not own any real property. We believe that our current facilities are adequate to meet our current needs, and we believe we can acquire suitable additional or alternative space as needed.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the normal course of business. We are not presently party to any litigation that, if determined adversely to us, we believe would be likely to have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Future litigation may be necessary, among other things, to defend ourselves or our customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, particularly in the areas of unsettled and evolving law in which we operate, and an unfavorable resolution in any legal proceedings could materially affect our future business, financial condition, or results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 31, 2021:

Name	Age	Position(s)
Executive Officers:
Nima Ghamsari	35	Head of Blend, Co-Founder, and Director
Timothy J. Mayopoulos	62	President and Director
Marc Greenberg	50	Head of Finance and Head of People
Crystal Sumner	37	Head of Legal, Compliance, and Risk and Corporate Secretary

Non-Employee Directors:
Gerald Chen	46	Director
Erin James Collard	41	Director
Roger Ferguson, Jr.	69	Director
Ann Mather	60	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Nima Ghamsari. Mr. Ghamsari is one of our co-founders and has served as Head of Blend and a member of our board of directors since May 2012. He previously worked at Palantir Technologies, a software company. Mr. Ghamsari holds a B.S. in Computer Science from Stanford University.

Mr. Ghamsari was selected to serve on our board of directors because of the perspective and experience he brings as Head of Blend and one of our co-founders.

Timothy J. Mayopoulos. Mr. Mayopoulos has served as our President since January 2019 and as a member of our board of directors since April 2019. Prior to joining us, Mr. Mayopoulos served as the President and Chief Executive Officer of Fannie Mae, a government-sponsored enterprise, from June 2012 to October 2018, having previously served in various other roles, including as its Executive Vice President, Chief Administrative Officer, General Counsel, and Corporate Secretary from April 2009 to June 2012. Mr. Mayopoulos also previously held senior roles at various financial institutions, including Bank of America, Deutsche Bank, Credit Suisse First Boston, and Donaldson, Lufkin & Jenrette. Mr. Mayopoulos has served on the board of directors of Science Applications International Corporation, a technology integrator, since January 2015 and LendingClub Corporation, a digital marketplace bank, since August 2016. Mr. Mayopoulos holds an A.B. in English from Cornell University and a J.D. from the New York University School of Law.

Mr. Mayopoulos was selected to serve on our board of directors because of his financial expertise and experience in financial services and the banking industry.

Marc Greenberg. Mr. Greenberg has served as our Head of Finance since September 2018, and as our Head of People since March 2020. Prior to joining us, Mr. Greenberg led the finance operations and most recently served as Vice President of Finance and Strategy at Pixar Animation Studios, a computer animation film studio, or Pixar, from November 2002 to August 2018. Mr. Greenberg holds a B.S. in Business and Management from the University of Maryland at College Park.

Crystal Sumner. Ms. Sumner currently serves as our Head of Legal, Compliance, and Risk and Corporate Secretary and has served in multiple roles since she joined us in June 2016. Prior to joining us, Ms. Sumner served as Product and Regulatory Counsel of Eventbrite Inc., an event management and ticketing website, from October 2014 to June 2016, and as an Enforcement Attorney for the Consumer Financial Protection Bureau from June 2011 to September 2014. Prior to her in-house experience, Ms. Sumner was an attorney with O’Melveny & Myers LLP. Ms. Sumner holds a B.A. in International Business from Texas Tech University and a J.D. from the University of California, Berkeley School of Law.

Non-Employee Directors

Gerald Chen. Mr. Chen has served as a member of our board of directors since July 2017. He has been a General Partner at Greylock Partners, a venture capital firm, since June 2013. Mr. Chen has served as a member of the board of directors of Truera, a startup developing a machine learning model intelligence platform, since April 2019 and Chronosphere, a cloud native monitoring tool, since July 2020, and also serves on the board of directors of several other private companies. Mr. Chen holds a B.S. in Industrial Engineering from Stanford University and an M.B.A. from Harvard Business School.

Mr. Chen was selected to serve on our board of directors because of his extensive experience with technology companies and in the venture capital industry.

Erin James Collard. Mr. Collard is one of our co-founders and has served as a member of our board of directors since August 2015. Previously, Mr. Collard served as our Chief Financial Officer from January 2013 to September 2018. He has over a decade of financial and technology experience, having served as both head trader and managing director at Clarium Capital Management LLC, an investment management and hedge fund company. Mr. Collard holds a B.A. in Economics from the University of Sheffield and an M.Sc. in Economics from the University of Warwick.

Mr. Collard was selected to serve on our board of directors because of the perspective and experience he brings as one of our co-founders.

Roger Ferguson, Jr. Mr. Ferguson has served as a member of our board of directors since March 2021. Mr. Ferguson has served as the President and Chief Executive Officer of TIAA, a major financial services company, since April 2008 and will be stepping down from such position on April 30, 2021. Mr. Ferguson previously served as Chairman of America Holding Corporation, Head of Financial Services, and a member of the Executive Committee of Swiss Re, a global reinsurance company, from 2006 to 2008. Prior to that, Mr. Ferguson joined the Board of Governors of the U.S. Federal Reserve System in 1997 and served as its Vice Chairman from 1999 to 2006, and he also served as an associate and partner at McKinsey & Company from 1984 to 1997. Mr. Ferguson has served as a member of the board of directors of Alphabet Inc. since June 2016, as a member of the board of directors of General Mills, Inc., a manufacturer and marketer of branded consumer foods, since December 2015, where he serves as a member of the finance committee and as chair of the corporate governance committee, as a member of the board of directors of International Flavors & Fragrances, Inc., a creator of flavors and fragrances, since April 2010, where he serves as chair of the compensation committee, and as a member of the board of directors of Corning Incorporated, a manufacturing company. Mr. Ferguson serves on the New York State Insurance Advisory Board and the boards of the American Council of Life Insurers, the Institute for Advanced Study, the Memorial Sloan Kettering Cancer Center, and the Conference Board. He is a fellow of the American Philosophical Society and the Academy of Arts & Sciences and is a member of the Smithsonian Institution’s Board of Regents, the Economic Club of New York, the Council on Foreign Relations, and the Group of Thirty. Mr. Ferguson holds a B.A in Economics, a J.D., and a Ph.D. in Economics from Harvard University.

Mr. Ferguson was selected to serve on our board of directors because of his financial expertise and extensive experience in financial services and the banking industry.

Ann Mather. Ms. Mather has served on our board of directors since June 2019. Ms. Mather served as Executive Vice President and Chief Financial Officer of Pixar from September 1999 to April 2004. Ms. Mather has served as a member of the board of directors of Alphabet Inc., a global technology company, since November 2005, Netflix, Inc., a streaming media company, since June 2010, Arista Networks, Inc., a computer networking company, since July 2013, Airbnb, Inc., a vacation rental online marketplace company, since August 2018, and Bumble Inc., an online dating app, since March 2020. Ms. Mather has also served as an independent trustee to the Dodge & Cox Funds board of trustees since 2011 and previously served as a member of the board of directors of Shutterfly, Inc., an internet-based image publishing company, from May 2013 to September 2019, and Glu Mobile, Inc., a publisher of mobile games, from September 2005 to February 2021. Ms. Mather holds a Master of Arts from the University of Cambridge, and is an honorary fellow of Sidney Sussex College, Cambridge and a chartered accountant.

Ms. Mather was selected to serve on our board of directors because of her background serving as a finance executive at a number of technology companies and her experience serving as a director of various private and public companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our principal executive officer, principal financial officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of six directors. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, our current directors were elected as follows:

•	Messrs. Ghamsari, Collard, Ferguson, and Mayopoulos were elected as the designees nominated by holders of our common stock;

•	Mr. Chen was elected as the designee nominated by holders of our Series D convertible preferred stock; and

•	Ms. Mather was elected as the designee nominated by holders of our common stock and convertible preferred stock.

Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.

Classified Board of Directors

We will adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2023;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2024; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2025.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment, and affiliations, our board of directors has determined that              do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of             . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will consist of             , with              serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of              and SEC rules and regulations. Each member of our audit committee will also meet the financial literacy and sophistication requirements of the listing standards of             . In addition, our board of directors has determined that              is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of             .

Compensation Committee

Following the completion of this offering, our compensation committee will consist of             , with              serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of             . Each member of our compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve, and make recommendations to our board of directors regarding, incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of             .

Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and corporate governance committee will consist of             , with              serving as Chairperson, and each of whom will meet the requirements for independence under the listing standards of             . Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of             .

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

The compensation received by Nima Ghamsari and Timothy J. Mayopoulos as employees is set forth in the section titled “Executive Compensation—Summary Compensation Table.”

In 2020, none of our non-employee directors received compensation for their service as directors.

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2020:

	Option Awards
Name	Grant Date	Number of Shares Underlying Unexercised Option Awards(1)		Option Exercise Price	Option Expiration Date
Gerald Chen	—	—		—	—
Erin James Collard	10/26/2015	2,400,000	(2)	$0.15	10/25/2025
	4/18/2016	200,000	(2)	$0.18	4/17/2026
	2/8/2017	160,000	(2)	$0.18	2/7/2027
	2/21/2018	300,000	(2)	$0.29	2/20/2028
Roger Ferguson, Jr.(3)	—	—		—	—
Joseph Lonsdale(4)	—	—		—	—
Eugene Marinelli(5)	12/21/2020	75,000	(6)	$1.22	12/20/2030
Ann Mather	7/30/2019	2,997,802	(7)	$0.77	7/29/2029

(1)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2012 Plan.
(2)	The shares subject to this option are fully vested and immediately exercisable.
(3)	Mr. Ferguson joined our board of directors in March 2021.
(4)	Mr. Lonsdale resigned from our board of directors in March 2021.
(5)	Mr. Marinelli resigned from our board of directors in September 2020, and has continued to serve as an adviser to our board of directors.
(6)

1/4th of the shares subject to this option vested on the grant date, and 1/24th of the shares subject to this option vest monthly thereafter, subject to Mr. Marinelli’s continued role as a service provider to us. This option is subject to an early exercise provision and is immediately exercisable.

(7)

1/60th of the shares subject to this option vest monthly beginning on July 26, 2019, subject to Ms. Mather’s continued role as a service provider to us. This option is subject to an early exercise provision and is immediately exercisable.

We entered into an offer letter with Mr. Collard in March 2021, in connection with his continued service on our board of directors. The offer letter provides that Mr. Collard will be reimbursed for reasonable expenses incurred in connection with his attendance at meetings of the board of directors or any of its committees. In addition, the offer letter provides for the grant of 279,720 stock options, vesting in 24 monthly installments over the next two years of service, which we granted to Mr. Collard in March 2021.

We entered into an offer letter with Mr. Ferguson in March 2021, in connection with his appointment to our board of directors in March 2021. The offer letter provides that Mr. Ferguson will be reimbursed for reasonable expenses incurred in connection with his attendance at meetings of the board of directors or any of its committees. In addition, the offer letter provides for annual cash compensation of $100,000, which will be paid quarterly in arrears for the first year of Mr. Ferguson’s service, as well as the grant of 104,895 stock options, vesting in 12 monthly installments over the next year of service, which we granted to Mr. Ferguson in March 2021. Pursuant to the terms of his offer letter, Mr. Ferguson will receive compensation worth at least $400,000, payable in cash, equity awards, or both, at our board of directors’ discretion, as compensation for his second year of service.

Prior to the completion of this offering, we expect to adopt an outside director compensation policy that provides for compensation payable to our non-employee directors following this offering.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2020, were:

•	Nima Ghamsari, Head of Blend, Co-Founder, and a member of our board of directors;

•	Timothy J. Mayopoulos, our President and a member of our board of directors; and

•	Crystal Sumner, our Head of Legal, Compliance, and Risk and Corporate Secretary.

Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers in 2020:

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Nima Ghamsari	2020	325,000	—		—	—		—		325,000
Head of Blend, Co-Founder, and Director
Timothy J. Mayopoulos	2020	500,000	—		—	680,000	(2)	144,157	(3)	1,324,157
President and Director
Crystal Sumner	2020	350,000	25,000	(4)	292,400	—		—		667,400
Head of Legal, Compliance, and Risk and Corporate Secretary

(1)

The amount reported represents the aggregate grant-date fair value of the options awarded to the named executive officers in 2020, calculated in accordance with ASU No. 2016 09 “Compensation—Stock Compensation (Topic 718),” or ASC 718. These amounts do not reflect the actual economic value that may be realized by the named executive officer. The assumptions used in determining the grant date fair value of the options reported in these columns are set forth in Note 12 to our consolidated financial statements included elsewhere in this prospectus.

(2)

This amount represents the aggregate grant-date value of 340,000 stock options granted to Mr. Mayopoulos in lieu of payment in cash of a bonus of $680,000, pursuant to an election Mr. Mayopoulos made in March 2020.

(3)	This amount includes (i) reimbursement for certain travel and housing expenses in the amount of $98,127 and (ii) reimbursement of taxes related to travel benefits in the amount of $46,030.
(4)	The amount reported consists of a discretionary bonus paid in 2021, in recognition of our company performance and Ms. Sumner’s contributions to that performance in 2020.

Non-Equity Incentive Plan Awards

Mr. Mayopoulos participated in our 2020 Executive Bonus Plan, or our 2020 Bonus Plan. Under the 2020 Bonus Plan, participants were entitled to be considered for a bonus, but the decision as to whether to pay the bonus, and the amount of any bonus, are entirely at our absolute discretion. Bonuses were paid annually and may exceed 100% if we surpass the designated performance goal.

The bonus payment to Mr. Mayopoulos was calculated formulaically based solely on the achievement of the annual recurring revenue performance goal described in the 2020 Bonus Plan. The actual bonus amount paid to Mr. Mayopoulos under the 2020 Bonus Plan is set forth in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.”

Bonus

Ms. Sumner received a discretionary bonus of $25,000 paid in 2021, in recognition of our company performance in 2020 and Ms. Sumner’s contributions to that performance.

Outstanding Equity Awards at 2020 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020:

	Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date
Nima Ghamsari	4/18/2016	600,000	(3)	—	0.18	4/17/2026
	2/21/2018	600,000	(3)	—	0.29	2/20/2028
	12/4/2019	14,389,412	(4)	—	0.77	12/3/2029
Timothy J. Mayopoulos	1/25/2019	9,000,000	(5)	—	0.43	1/24/2029
	2/27/2020	400,000	(6)	—	0.77	2/26/2030
Crystal Sumner	8/22/2016	672,445	(7)	—	0.18	8/21/2026
	8/22/2016	555,555	(3)	—	0.18	8/21/2026
	2/8/2017	42,910	(3)	—	0.18	2/7/2027
	12/17/2018	480,000	(3)	—	0.29	12/16/2028
	3/29/2020	1,000,000	(8)	—	0.77	3/28/2030

(1)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2012 Plan.
(2)	This column represents the fair value of a share of our common stock on the grant date, as determined by our board of directors.
(3)	The shares subject to this option are fully vested and immediately exercisable.
(4)

1/84th of the shares subject to this option vest monthly following January 1, 2020, subject to Mr. Ghamsari’s continued role as a service provider to us. If Mr. Ghamsari is subject to an involuntary termination any time after a change in control, then 100% of the then unvested shares shall immediately vest. This option is subject to an early exercise provision and is immediately exercisable.

(5)

1/4th of the shares subject to this option vested on January 18, 2020, and 1/48th of the shares subject to this option vest monthly thereafter, subject to Mr. Mayopoulos’s continued role as a service provider to us. If Mr. Mayopoulos is subject to an involuntary termination any time after a change in control, then 50% of the then unvested shares shall immediately vest. This option is subject to an early exercise provision and is immediately exercisable.

(6)

1/12th of the shares subject to this option vest monthly following June 1, 2020, subject to Mr. Mayopoulos’s continued role as a service provider to us. This option is subject to an early exercise provision and is immediately exercisable.

(7)

117,511 of the shares subject to this option vested on October 20, 2018, and 1/48th of the shares subject to this option vest monthly thereafter, subject to Ms. Sumner’s continued role as a service provider to us. 50% of the unvested shares subject to the option will vest if Ms. Sumner is subject to an involuntary termination following a change in control of the company. This option is subject to an early exercise provision and is immediately exercisable.

(8)

1/48th of the shares subject to this option vest monthly beginning on February 1, 2020, subject to Ms. Sumner’s continued role as a service provider to us. This option is subject to an early exercise provision and is immediately exercisable.

Founder and Head of Blend Long-Term Performance Award

In March 2021, our board of directors granted a stand-alone nonstatutory stock option to Mr. Ghamsari, covering a maximum of 78,171,543 shares of our common stock, which we refer to as the Founder and Head of Blend Long-Term Performance Award. The Founder and Head of Blend Long-Term Performance Award has an exercise price of $2.86 per share, which was the fair market value of our common stock at the time of grant as determined by our board of directors. The Founder and Head of Blend Long-Term Performance Award has a 15-year term, subject to earlier termination when the shares subject to the award are no longer eligible to vest, and vests upon the satisfaction of a service condition, a liquidity-event related performance condition, and/or a performance-based market condition, as described below.

Our board of directors, in consultation with an independent compensation consultant, considered many factors in determining whether to grant the Founder and Head of Blend Long-Term Performance Award and the size and terms of the award. The board of directors considered Mr. Ghamsari’s significant ownership percentage in the company obtained primarily in connection with his co-founding of Blend and the amount of his ownership interests that were unvested as of the date of the grant in its deliberations of this award. The board of directors reviewed market data for similarly situated executives at comparable companies with an emphasis on the ownership percentage and equity value of founder chief executive officers at the time of an initial public offering. The board of directors was intent on establishing an award that would encourage long-term sustained stockholder valuation by including a long vesting schedule with post-vesting holding requirements. The Founder and Head of Blend Long-Term Performance Award is meant to support our transition to a public company while providing a meaningful incentive to Mr. Ghamsari with sustained long-term value creation for our stockholders, and minimize dilution if returns are lower than contemplated.

The Founder and Head of Blend Long-Term Performance Award has a performance period that commences upon the expiration of the lock-up period associated with an underwritten public offering of our common stock (or certain other events detailed in the option agreement) and expires on the earlier of the 10-year anniversary of the date of grant, a change in control of the company, or Mr. Ghamsari ceasing to satisfy the service condition discussed below. Shares subject to the award that are not vested at the end of the performance period will terminate and be forfeited for no consideration.

The Founder and Head of Blend Long-Term Performance Award is divided into five tranches. If an initial public offering (or other listing) of our common stock is not completed within 15 months of the award’s date of grant, the Founder and Head of Blend Long-Term Performance Award will terminate in full. If an initial public offering (or certain other listings) of our common stock is completed within 15 months of the date of grant, then the shares in tranche one will vest upon the initial public offering and the shares in tranches two through five will have a “Company Stock Price Hurdle” associated with the vesting of such tranche. The applicable performance goal must be achieved by the “Tranche Expiration Date” set forth below for any shares subject to a particular tranche to vest. Except as set forth below, on the first trading day on which the applicable performance goal is achieved, a number of shares subject to the award will vest and become exercisable equal to the “Number of Shares” corresponding to the applicable performance goal for the applicable tranche in the table below, subject to Mr. Ghamsari satisfying the service condition through the vesting date:

Tranche	Number of Shares	Performance Goal	Company Stock Price Hurdle	Tranche Expiration Date
1	5,862,866	IPO	N/A	15-month anniversary of Date of Grant
2	17,588,597	Company Stock Price Hurdle	$13.97	Four-year anniversary of Date of Grant
3	13,680,020	Company Stock Price Hurdle	$27.94	Six-year anniversary of Date of Grant
4	17,588,597	Company Stock Price Hurdle	$69.85	Eight-year anniversary of Date of Grant
5	23,451,463	Company Stock Price Hurdle	$139.70	10-year anniversary of Date of Grant

The Company Stock Price Hurdle will be achieved if the average closing price of a share of our common stock during any 90 consecutive calendar day period during the performance period and the average closing price of our common stock during the last 30 consecutive calendar day period during such 90-day average equals or exceeds the value set forth in the table above. There is no linear interpolation between hurdles. The Company Stock Price Hurdles and the number of associated shares that will vest will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events. Additionally, if the core Consumer Price Index increases by over 5% annually for a consecutive three-year period during the performance period, the Company Stock Price Hurdles that have not been achieved at such time will be increased by 20%. Such increase may occur only once during the performance period.

Vested shares (including shares acquired pursuant to the exercise of the option not used to pay the associated exercise price and tax withholding in connection with the exercise of the option) generally must be held for two years from the vesting date, or if earlier, until there is a change in control of the company or a termination of service due to death or disability.

In order to vest in an applicable tranche of shares, Mr. Ghamsari must satisfy the service condition through the date a performance goal is achieved. The service condition is met if he remains our chief executive officer, or, following the fifth anniversary of the date of grant (the date any of the following occur, a “Vesting Eligibility Window Start Date”), moving to a different service role as determined by the company, an agreed upon termination between Mr. Ghamsari and our board of directors, or a qualifying termination of Mr. Ghamsari’s employment with us, which means an involuntary termination without cause or good reason (as such terms are defined in the option agreement). If, after the fifth anniversary of the date of grant, there is a Vesting Eligibility Window Start Date, then Mr. Ghamsari would remain eligible to earn a portion of the shares subject to unvested tranches through the expiration of the performance period as follows:

	Percentage of Unvested Shares Subject to each Unvested Tranche that will Remain Eligible to Vest
Vesting Eligibility Window Start Date	Change in Role	Agreed Departure or Qualifying Termination
On or after the fifth anniversary of the date of grant, but prior to the sixth anniversary of the date of grant	30%	10%
On or after the sixth anniversary of the date of grant, but prior to the seventh anniversary of the date of grant	35%	15%
On or after the seventh anniversary of the date of grant, but prior to the eighth anniversary of the date of grant	40%	20%
On or after the eighth anniversary of the date of grant, but prior to the ninth anniversary of the date of grant	45%	25%
On or after the ninth anniversary of the Date of Grant, but prior to the tenth anniversary of the date of grant	50%	25%

In the event of a change in control of the company (as defined in the option agreement), the per share deal price will be used to determine whether any then-unachieved Company Stock Price Hurdles are achieved (with no linear interpolation between stock price hurdles). Additionally, if the per share deal price equals or exceeds $13.97, then 25% of the remaining unvested shares subject to the award will vest (after first determining if any additional Company Stock Price Hurdles are achieved) as of immediately prior to the closing of the change in control, with any remaining unvested shares terminating.

We estimated the grant date fair value of the Founder and Head of Blend Long-Term Performance Award using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Company Stock Price Hurdles may not be satisfied. The weighted average grant date fair value of the Founder and Head of Blend Long-Term Performance Award was estimated to be $             per share, and we estimate that we will recognize total stock-based compensation expense of approximately $             million.

Executive Employment Agreements

Prior to the completion of this offering, we intend to enter into an employment letter setting forth the terms and conditions of employment for each of our named executive officers as described below.

Nima Ghamsari

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Mr. Ghamsari. The letter agreement is not expected to have a specific term and will provide that Mr. Ghamsari is an at-will employee. Mr. Ghamsari’s current annual base salary is $325,000.

Timothy J. Mayopoulos

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Mr. Mayopoulos. The letter agreement is not expected to have a specific term and will provide that Mr. Mayopoulos is an at-will employee. Mr. Mayopoulos’s current annual base salary is $500,000.

Crystal Sumner

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter agreement with Ms. Sumner. The letter agreement is not expected to have a specific term and will provide that Ms. Sumner is an at-will employee. Ms. Sumner’s current annual base salary is $350,000.

Potential Payments upon Termination or Change in Control

Certain options held by our named executive officers will accelerate upon certain qualifying terminations of employment as described above. In connection with this offering, we expect to enter into arrangements with our named executive officers and other key employees providing for severance and change in control benefits upon certain qualifying terminations of employment.

Employee Benefit and Stock Plans

2021 Equity Incentive Plan

In connection with this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Equity Incentive Plan. We expect that our 2021 Plan will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, or RSUs, and performance awards to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. Our 2012 Plan will terminate immediately prior to the effectiveness of the 2021 Plan with respect to the grant of future awards.

Authorized Shares. Subject to the adjustment provisions of and the automatic increase described in our 2021 Plan, a total of              shares of our common stock will be reserved for issuance pursuant to our 2021 Plan. In addition, subject to the adjustment provisions of our 2021 Plan, the shares reserved for issuance under our 2021 Plan also will include (i) any shares that, as of the day immediately prior to the effective date of the registration statement of which this prospectus forms a part, have been reserved but not issued pursuant to any awards granted under the 2012 Plan, and are not subject to any awards thereunder, plus (ii) any shares subject to stock options, RSUs, or similar awards granted under our 2012 Plan that, on or after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2021 Plan pursuant to the foregoing is              shares). Subject to the adjustment provisions of our 2021 Plan, the number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with the            fiscal year and ending on the ten year anniversary of the date our board of directors approved the 2021 Plan, in an amount equal to the least of:

•	shares of our common stock;

•	% of the total number of shares of all classes of our common stock outstanding on the last day our immediately preceding fiscal year; or

•	a lesser number of shares determined by the administrator.

If a stock option or stock appreciation right granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full or is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs or stock-settled performance awards, is forfeited to, or reacquired by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or reacquired shares) which were subject thereto will become available for future issuance under the 2021 Plan (unless the 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future issuance under the 2021 Plan (unless the 2021 Plan has terminated). Shares that have actually been issued under the 2021 Plan under any award will not be returned to the 2021 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs or performance awards are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future issuance under the 2021 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan Administration. Our compensation committee is expected to administer our 2021 Plan and may further delegate authority to one or more subcommittees of our board of directors, committees, or our officers to the extent such delegation complies with applicable laws. Subject to the provisions of our 2021 Plan, the administrator will have the power to administer our 2021 Plan and make any determinations and perform any actions deemed necessary or advisable for administering our 2021 Plan, including but not limited to: the power to determine the fair market value of our common stock; select the service providers to whom awards may be granted and grant awards to such service providers; determine the number of shares covered by each award; approve forms of award agreements for use under our 2021 Plan; determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times when the awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto); construe and interpret the terms of our 2021 Plan and awards granted under it, including but not limited to determining whether and when a change in control has occurred; establish, amend, and rescind rules and regulations relating to our 2021 Plan, and adopt sub-plans relating to the 2021 Plan; interpret, modify, or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards; allow participants to satisfy tax withholding obligations in any manner permitted by the 2021 Plan; delegate ministerial duties to any of our employees; authorize any person to take any steps and execute, on our behalf, any documents required for an award previously granted by the administrator to be effective; temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, provided that, unless prohibited by applicable laws, such suspension shall be lifted in all cases not less than ten trading days before the last date that the award may be exercised; allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award; and make any determinations necessary or appropriate under the adjustment provisions of the 2021 Plan. The administrator also has the authority to institute and determine the terms and conditions of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash; (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator; and/or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, determinations, and interpretations will be final and binding on all participants and any other holders of awards.

Stock Options. Our 2021 Plan permits the grant of options. The exercise price of options granted under our 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant, except that options may be granted with a lower exercise price to a service provider that is not a U.S. taxpayer, or pursuant to certain transactions. The term of an option is determined by the administrator, provided that the term of an incentive stock option may not exceed ten years. With respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or the stock of any parent or subsidiary, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, check or wire transfer, cashless exercise, net exercise, promissory note, shares, or other consideration or method of payment acceptable to the administrator, to the extent permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for six months (or expiration of its term, if earlier). In all other cases, in the absence of a specified time in an award, the option will remain exercisable for thirty days (or expiration of its term, if earlier). These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. For the avoidance of doubt, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Our 2021 Plan permits the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The term of stock appreciation rights is determined by the administrator. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for six months (or expiration of its term, if earlier). In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for thirty days following the termination of service (or expiration of its term, if earlier). These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. For the avoidance of doubt, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof. The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right to a U.S. taxpayer must be no less than 100% of the fair market value of our common stock per share on the date of grant.

Restricted Stock. Our 2021 Plan permits the grant of restricted stock. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director, or consultant and, subject to our 2021 Plan, determines the terms and conditions of such awards. The administrator has the authority to impose whatever conditions to the vesting of restricted stock it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Restricted stock may also be granted without any restrictions (e.g., vested stock bonuses). Recipients of restricted stock awards generally have voting rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise, but recipients of restricted stock will not be entitled to receive dividends and other distributions with respect to shares while such shares are unvested, unless the administrator provides otherwise. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

Restricted Stock Units. Our 2021 Plan permits the grant of RSUs. RSUs will represent an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator has the authority to set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may settle earned RSUs in the form of cash, in shares, or in some combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any criteria that must be met to earn the RSUs.

Performance Awards. Our 2021 Plan permits the grant of performance awards. Performance awards are awards that will result in a payment to a participant if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will set objectives or vesting provisions, that, depending on the extent to which they are met, will determine the value of the payout for the performance awards. The administrator may set vesting criteria based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. Each performance award’s threshold, target, and maximum payout values are established by the administrator on or before the grant date. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance award. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. Our 2021 Plan provides that all of our non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2021 Plan provides that in any given fiscal year, a non-employee director will not be paid, issued, or granted cash retainer fees and equity awards (including, but not limited to, awards granted under the 2021

Plan) with an aggregate value greater than $            , but this limit is increased to $             in connection with his or her initially joining our board of directors (in each case, excluding awards granted to him or her as a consultant or employee). The value of each equity award will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2021 Plan in the future.

Non-Transferability of Awards. Unless the administrator provides otherwise or as otherwise required by applicable laws, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of our common stock or other of our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting our shares occurs (including a change in control), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2021 Plan. The conversion of any of our convertible securities and ordinary course repurchases of our shares or other securities will not be treated as an event that will require adjustment under the 2021 Plan.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the administrator will notify each participant, at such time prior to the effective date of such proposed transaction as the administrator determines. To the extent it has not been previously exercised, awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a requirement to obtain a participant’s consent, including, without limitation, that such award will be continued by the successor corporation or a parent or subsidiary of the successor corporation or that the vesting of any such awards may accelerate automatically upon consummation of such transaction. An award generally will be considered continued if, following the transaction, (i) the award gives the right to purchase or receive the consideration received in the transaction by holders of our shares or (ii) the award is terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been received upon the exercise or realization of the award at the closing of the transaction, which payment may be subject to any escrow applicable to holders of our common stock in connection with the transaction or subjected to the award’s original vesting schedule. The administrator will not be required to treat all awards or portions thereof or the vested and unvested portions of an award, or all participants similarly.

In the event that a successor corporation or its parent or subsidiary does not continue an outstanding award (or some portion of such award), then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. Unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant, if an option or stock appreciation right is not continued, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to a non-employee director, in the event of a change in control, all of his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and all performance goals or other vesting requirements for his or her performance awards will be deemed achieved at 100% of target levels, and all other terms and conditions met unless specifically provided otherwise under the applicable award agreement, a Company policy related to director compensation, or other written agreement with the participant, that specifically references this default rule.

Clawback. Awards granted under the 2021 Plan will be subject to recoupment under any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our stock is listed or as otherwise required by applicable laws, and the administrator will also be able to specify in an award agreement that the participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events.

Amendment and Termination. The administrator will have the authority to amend, alter, suspend, or terminate our 2021 Plan, provided we will obtain stockholder approval of any amendment to the extent necessary or desirable to comply with applicable laws. However, no amendment, alteration, suspension or termination of our 2021 Plan or an award under it may, materially impair the existing rights of any participant without the participant’s consent. Our 2021 Plan will continue in effect until it is terminated, provided that incentive stock options may not be granted after the ten year anniversary of the date our board of directors approved the 2021 Plan, and the automatic annual share increase will end on the ten year anniversary of the date our board of directors approved the 2021 Plan.

2021 Employee Stock Purchase Plan

In connection with this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Employee Stock Purchase Plan. Our ESPP will be effective upon the earlier to occur of its adoption by our board of directors or approval by our stockholders.

Authorized Shares. Subject to the adjustment provisions of our ESPP, a total of              shares of our common stock will be available for sale under our ESPP. In addition, subject to the adjustment provisions of our ESPP, our ESPP will also provide for annual increases in the number of shares of our common stock that will be available for issuance under our ESPP on the first day of each fiscal year beginning with the            fiscal year, equal to the least of:

•	shares of our common stock;

•	% of the outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year; or

•	Such other amount as the administrator may determine.

Plan Administration. Our compensation committee is expected to administer our ESPP. Subject to the provisions of our ESPP and compliance with applicable laws, the administrator will have full and exclusive discretionary authority to: construe, interpret and apply the terms of the ESPP; delegate ministerial duties to any of our employees; designate separate offerings under the ESPP’; designate our subsidiaries and affiliates as participating in the ESPP; determine eligibility; adjudicate all disputed claims filed under the ESPP; and to establish such procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such rules, procedures, sub-plans, and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions, and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are a common law employee providing services to us, or any participating subsidiary, and are customarily employed for at least 20 hours per week and more than five months in any calendar year.

However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

holds rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which such option is outstanding at any time.

Offering Periods and Purchase Periods. Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to our designated companies, as described in our ESPP. Our ESPP will provide for consecutive, overlapping             -month offering periods. The offering periods will be scheduled to start on the first trading day on or after              and              of each year, except for the first offering period which will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or after             , and the second offering period will commence on the first trading day on or after             . Each offering period will include purchase periods, which, unless the administrator provides otherwise, will be a period of approximately six months commencing with one exercise date and ending with the next exercise date.

Contributions. Our ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to             % of their eligible compensation. A participant may purchase a maximum of              shares of our common stock during a purchase period.

Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase shares of our common stock at the end of each six month purchase period. The administrator may determine the purchase price of the shares, which generally will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock without any interest, except as required by applicable laws. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under our ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Dissolution or Liquidation. Our ESPP will provide that in the event of our proposed dissolution or liquidation, any offering period then in progress will be shortened by setting a new exercise date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless otherwise provided by the administrator. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Merger or Change in Control. Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator will have the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2041, unless we terminate it sooner.

2012 Stock Plan

Our 2012 Stock Plan was originally adopted by our board of directors in May 2012 and was originally approved by our stockholders in October 2012.

Our 2012 Plan provides for the direct award or sale of shares of our common stock and for the grant of options to purchase shares of our common stock (each, an award and the recipient of such award, a participant) to employees, non-employee directors, and consultants of ours and employees and consultants of any parent or subsidiary of ours. Options granted under our 2012 Plan may include nonstatutory stock options as well as incentive stock options intended to qualify under Section 422 of the Code. It is expected that on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part, our 2012 Plan will be terminated and we will not grant any additional awards under our 2012 Plan thereafter. However, our 2012 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2012 Plan.

Plan Administration. Our 2012 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Each committee will consist, as required by applicable law, of one or more members of our board of directors and will have such authority and be responsible for such functions as our board of directors has assigned to it (the board of directors, or its designated committee, the administrator). Subject to the provisions of the 2012 Plan, the administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2012 Plan. All decisions, interpretations, and other actions of the administrator are final and binding on all participants and all persons deriving their rights from a participant.

Eligibility. Employees, non-employee directors, and consultants of ours and employees or consultants or our parent or subsidiary companies are eligible to receive awards, provided such consultants are persons who perform bona fide services and qualify as a consultant or advisor under applicable securities laws. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options. Stock options have been granted under our 2012 Plan. Subject to the provisions of our 2012 Plan, the administrator determines the term of an option, the number of shares subject to an option and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date. However, an incentive stock option granted to a person who owns more than 10% of the total combined voting power of all classes of our outstanding stock or of our parent or any subsidiary may have a term of no longer than five years from the grant date and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and those of any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the 2012 Plan or the applicable award agreement. If a participant’s “service” (as defined in our 2012 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the 2012 Plan or the applicable award agreement. Vested options generally will remain exercisable for three months or such earlier or later period of time as set forth in the applicable award agreement (but in no event earlier than 30 days after the termination of service) if a participant’s service terminates for a reason other than death or disability. If a participant’s service terminates due to death or disability, vested options generally will remain exercisable for six months (in the case of a termination due to disability) or 12 months (in the case of a termination due to death and in no event earlier than six months after the participant’s death) from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-Transferability of Awards. An option may be transferable by a participant only by (i) a beneficiary designation, (ii) a will, or (iii) the laws of descent and distribution, except that if the applicable option agreement so provides, a nonstatutory option may also be transferable by gift or domestic relations order to a family member of participant. An incentive stock option may be exercised during an applicable participant’s lifetime only by participant or by participant’s guardian or legal representative.

Certain Adjustments. In the event of a subdivision of our outstanding shares of common stock, a declaration of a dividend payable in our shares of common stock, a combination or consolidation of our outstanding common stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of our issued shares of common stock effected without our receipt of consideration, proportionate adjustments will automatically be made in each of (i) the number and kind of our shares of common stock available for future grant under our 2012 Plan, (ii) the number and kind of our shares of common stock covered by each outstanding award, (iii) the exercise price of each outstanding option and the purchase price applicable to any unexercised stock purchase right, and (iv) any repurchase price that applies to shares of our common stock granted under our 2012 Plan pursuant to the terms of our repurchase right under the applicable award agreement. In the event of a declaration of an extraordinary dividend payable in a form other than shares of our common stock in an amount that has a material effect on the fair market value of our common stock, a recapitalization, a spin-off, or a similar occurrence, the administrator at its sole discretion may make appropriate adjustments in one or more of the items listed in (i) through (iv) above or any adjustments required by the California Corporations Code.

Mergers and Consolidations. In the event that we are party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, all shares of our common stock acquired under our 2012 Plan and all awards will be treated in the manner described in the definitive transaction agreement, or, in the event the transaction does not entail a definitive agreement, in the manner determined by the board of directors, with such determination having final and binding effect on all parties. Such agreement or determination need not treat all awards (or portions of an award) in an identical manner and may provide for one or more of the following without limitation with respect to each outstanding award: (i) the continuation of the award by us (if we are the surviving corporation), (ii) the assumption of the award by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of a new award for the award, (iv) the cancellation of the award and a payment to participant with respect to each share of common stock subject to the award that is vested of the transaction date equal to the excess of (A) over the value, as determined by our board of directors, of the property (including cash) received by the holder of a share of our common stock as a result of the transaction, over (B) the per share exercise price of the award, if any, (v) cancellation of the option without the payment of any consideration, provided that the participant shall be notified of such treatment and given an opportunity to exercise the vested portion of the option in accordance with the terms of the 2012 Plan, (vi) suspension of participant’s right to exercise the award during a limited period of time as necessary to permit the closing of the transaction, or (vii) termination of any right the participant has to exercise the option prior to vesting such that following the closing of the transaction, the option may only be exercised to the extent it is vested. For the avoidance of doubt, the board of directors has discretion to accelerate, in whole or part, the vesting and exercisability of an award in connection with a corporate transaction described above.

Amendment and Termination. Our board of directors may amend, suspend, or terminate our 2012 Plan at any time and for any reason; provided, however, that any amendment to our 2012 Plan will be subject to the approval of our stockholders if it increases the number of our shares of common stock reserved under our 2012 Plan (except as provided in the 2012 Plan) or materially changes the class of persons eligible to receive incentive stock options. As noted above, it is expected that on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part, our 2012 Plan will be terminated and we will not grant any additional awards under our 2012 Plan thereafter.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis, or the 401(k) Plan. 401(k) Plan participants are able to defer eligible compensation on a pre-tax or after tax (Roth) basis, subject to applicable annual Code limits. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series D Convertible Preferred Stock Financing

From July 2017 to March 2018, we issued and sold an aggregate of 92,628,839 shares of our Series D convertible preferred stock at a purchase price of $1.187535 per share for an aggregate purchase price of approximately $110 million. Purchasers of our Series D convertible preferred stock included venture capital funds that beneficially owned more than 5% of our outstanding share capital and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these persons. The terms for these purchases were the same for all purchasers of our Series D convertible preferred stock.

Investor	Total Shares	Total Purchase Price ($)
Entities affiliated with Lightspeed(1)	10,104,964	11,999,998.44

(1)	Shares purchased by Lightspeed Venture Partners IX, L.P. and Lightspeed Venture Partners Select, L.P. Entities affiliated with Lightspeed currently hold more than 5% of our outstanding capital stock.

Series E Convertible Preferred Stock Financing

In May 2019, we issued an aggregate of 3,984,906 shares of our Series E convertible preferred stock upon conversion of a convertible note at a purchase price of $1.584494 per share for an aggregate purchase price of approximately $5 million. From May 2019 to September 2019, we issued and sold an aggregate of 78,887,870 shares of our Series E convertible preferred stock at a purchase price of $1.584494 per share for an aggregate purchase price of approximately $125 million. Purchasers of our Series E convertible preferred stock included venture capital funds that beneficially owned more than 5% of our outstanding share capital and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these persons. The terms for these purchases were the same for all purchasers of our Series E convertible preferred stock.

Investor	Total Shares	Total Purchase Price
Entities affiliated with Greylock Partners(1)	631,114	$999,996.35
Entities affiliated with Lightspeed(2)	6,784,500	$10,749,999.55

(1)

Shares purchased by Greylock 15 Limited Partnership, Greylock 15-A Limited Partnership and Greylock 15 Principals Partnership. Entities affiliated with Greylock Partners currently hold more than 5% of our outstanding capital stock and Gerald Chen, a member of our board of directors, is a Partner at Greylock Partners.

(2)	Shares purchased by Lightspeed Venture Partners IX, L.P. and Lightspeed Venture Partners Select, L.P. Entities affiliated with Lightspeed currently hold more than 5% of our outstanding capital stock.

Series F Convertible Preferred Stock Financing

From August 2020 to September 2020, we issued and sold an aggregate of 29,720,954 shares of our Series F convertible preferred stock at a purchase price of $2.575906 per share for an aggregate purchase price of approximately $76.6 million. Purchasers of our Series F convertible preferred stock included venture capital funds that beneficially owned more than 5% of our outstanding share capital and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these persons. The terms for these purchases were the same for all purchasers of our Series F convertible preferred stock.

Investor	Total Shares	Total Purchase Price
General Atlantic (BL), L.P.(1)	1,435,708	$3,698,248.86
Entities affiliated with Greylock Partners(2)	40,762	$104,999.09
Ossa Investments Pte. Ltd.(3)	2,777,720	$7,155,145.62

(1)	General Atlantic (BL), L.P. currently holds more than 5% of our outstanding capital stock.
(2)

Shares purchased by Greylock 15 Limited Partnership, Greylock 15-A Limited Partnership and Greylock 15 Principals Partnership. Entities affiliated with Greylock Partners currently hold more than 5% of our outstanding capital stock and Gerald Chen, a member of our board of directors, is a Partner at Greylock Partners.

(3)	Ossa Investments Pte. Ltd. currently holds more than 5% of our outstanding capital stock.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated as of January 11, 2021, or the investors’ rights agreement, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Coatue, Formation8, General Atlantic, Greylock Partners, Lightspeed, Ossa, and Tiger Global have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Gerald Chen, a member of our board of directors, is or has been affiliated with Greylock. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal

Pursuant to certain of our bylaws, equity compensation plans, and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement, or the right of first refusal and co-sale agreement, dated as of January 11, 2021, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Entities affiliated with Coatue, Formation8, General Atlantic, Greylock Partners, Lightspeed, Ossa, and Tiger Global are party to the right of first refusal and co-sale agreement. Gerald Chen, a member of our board of directors, is or has been affiliated with Greylock. Nima Ghamsari, Head of Blend, Co-Founder, and member of our board of directors is a party to the right of first refusal and co-sale agreement.

Voting Agreement

We are party to an amended and restated voting agreement, dated as of January 11, 2021, or the voting agreement, under which certain holders of our capital stock, including entities affiliated with Coatue, Formation8, General Atlantic, Greylock Partners, Lightspeed, Ossa, and Tiger Global, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, our voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Gerald Chen, a member of our board of directors, is or has been affiliated with Greylock Partners. Nima Ghamsari, our Head of Blend, Co-Founder, and member of our board of directors is a party to our voting agreement.

2021 Tender Offer

In January 2021, we facilitated a tender offer whereby Coatue 36 US LLC and certain entities affiliated with Tiger Global commenced a tender offer to purchase shares of our common stock and convertible preferred stock from certain of our securityholders for $4.15 per share. Upon completion of the tender offer in March 2021, an aggregate of 1,327,416 shares of our capital stock were tendered pursuant to the tender offer for an aggregate purchase price of approximately $5,508,776.

Founder Promissory Note and Stock Pledge Agreement

On November 20, 2018, we entered into a secured partial-recourse promissory note and stock pledge agreement, or the stock pledge agreement, with Nima Ghamsari, Head of Blend, Co-Founder, and member of our board of directors. We purchased from Mr. Ghamsari a promissory note in the principal amount of $2,666,544. This promissory note is due on November 20, 2025, bears interest at the rate of 3.04% per annum and is secured by the stock pledge agreement. The stock pledge agreement provides, among other things that 17,931,034 shares of our common stock held by Mr. Ghamsari are pledged to us to secure the payment and performance of the obligations of Mr. Ghamsari under the promissory note. Mr. Ghamsari repaid the promissory note on             , 2021.

Customer Arrangements with TIAA

Roger Ferguson, Jr., a member of our board of directors, currently serves as the President and Chief Executive Officer of TIAA, and will be stepping down from such positions on April 30, 2021. In 2018, 2019, and 2020, we recognized revenue from sales of our products and services to TIAA in the amounts of $351,000, $556,190, and $527,641, respectively.

Other Transactions

We have granted stock options to our executive officers. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2020 Year-End” for a description of these stock options.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General

Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of             , 2021, and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership of our common stock prior to this offering on              shares of our common stock outstanding as of             , 2021, after giving effect to the Capital Stock Conversions.

We have based our calculation of the percentage of beneficial ownership after this offering on shares of our common stock issued by us in this offering and shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional              shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of             , 2021 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Blend Labs, Inc., 415 Kearny Street, San Francisco, California 94108.

Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Total Outstanding Before Offering	% of Total Outstanding After Offering
Named Executive Officers and Directors:
Nima Ghamsari(1)
Timothy J. Mayopoulos(2)
Crystal Sumner(3)
Gerald Chen(4)
Erin James Collard (5)
Roger Ferguson, Jr. (6)
Ann Mather(7)
All executive officers and directors as a group (8 persons)(8)
5% Stockholders:
Entities affiliated with Coatue(9)
Entities affiliated with Formation8(10)
General Atlantic (BL), L.P.(11)
Entities affiliated with Greylock Partners(12)
Entities affiliated with Lightspeed(13)
Ossa Investments Pte. Ltd.(14)
Entities affiliated with Tiger Global(15)

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of              shares of capital stock, $0.00001 par value per share, of which:

•	shares are designated as common stock, and

•	shares are designated as preferred stock.

Assuming the completion of the Capital Stock Conversions, which will occur immediately prior to the completion of this offering, as of             , there were              shares of our common stock outstanding, held by              stockholders of record, and no shares of preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of             , to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2020, we had outstanding options to purchase an aggregate of 101,250,900 shares of our common stock, with a weighted average exercise price of approximately $0.58 per share, under our 2012 Plan.

Warrants

As of December 31, 2020, we had outstanding warrants to purchase 5,072,878 shares of our Series D convertible preferred stock and 11,309,081 shares of our Series D-1 convertible preferred stock. Upon the completion of this offering, these warrants may remain outstanding. If outstanding upon the completion of this offering, these warrants shall become warrants to purchase shares of our common stock. The holders of              shares issuable upon exercise of these warrants are entitled to registration rights under our IRA as described in greater detail below under “—Registration Rights.”

Registration Rights

After the completion of this offering, the holders of up to              shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. We refer to such parties as holders in this subsection. These registration rights are contained in our IRA. We and certain holders of our capital stock are parties to the IRA. The registration rights set forth in the IRA shall terminate upon (a) after five years following the earlier of the consummation of this offering, (b) as to any holder, such earlier time after this offering at which such holder (i) can sell all shares held by it in compliance with Rule 144(b)(1)(i) or (ii) holds one percent (1%) or less of our outstanding common stock and all registrable securities under the IRA held by such holder (together with any affiliate of the holder with whom such holder must aggregate its sales under Rule 144) can be sold in any three month period without registration in compliance with Rule 144 or (c) after the consummation of a liquidation transaction. We will pay the registration expenses (other than underwriting discounts, selling commissions, and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations. In an underwritten offering, the managing underwriters, if any, have the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to receive notice of this offering, and (ii) to include their registrable shares in this offering.

Demand Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this offering, the holders of shares then registrable under the IRA can request that we register the offer and sale of any of their shares in an underwritten offering, if the anticipated aggregate offering price, net of underwriting discounts, selling commissions, and stock transfer taxes, would exceed $5 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock or if such holders propose to dispose of shares that may be immediately registered on Form S-3 as described below.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to employees of us or a subsidiary pursuant to an equity incentive, stock option, stock purchase or similar plan, (2) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (3) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares of our common stock or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

The holders will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register any of their shares then registrable under the IRA on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $2 million. We will not be required to effect a registration on Form S-3 if we, within 30 days of receipt of such a request by the holders, give notice of its bona fide intention to effect the filing of a registration statement with the SEC within 120 days of receipt of such request. We will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of, and ending up to 90 days following the effectiveness of, a registration statement relating to the public offering of our common stock. Additionally, we will not be required to effect more than two registrations on

Form S-3 within any 12-month period; provided, that if at any time we are eligible to file an automatic shelf registration statement.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our principal executive officer or president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least             % of our then outstanding capital stock. Our amended and restated bylaws will provide that the approval of stockholders holding at least             % of our then outstanding capital stock is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act. Nothing in our amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is             .

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply for the listing of our common stock on              under the symbol “BLND”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2020, we will have a total of              shares of our common stock outstanding. Of these outstanding shares, all              shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares subject to stock options or warrants will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning              days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below) all remaining shares will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of              for a period of              days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers and holders of a substantial majority of all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of              days after the date of this prospectus, may not, without the prior written consent of             , (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

In addition, our executive officers, directors and holders of a substantial majority of all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of              days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to              shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to “non-U.S. holders” (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, which may result in U.S. federal income tax consequences different from those set forth below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

This summary does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	pension plans or tax-exempt retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships, or other entities or arrangements treated as partnerships, that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is for informational purposes only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax laws or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a holder of our common stock and are not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or U.S. persons, who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

We do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions of cash or other property (other than certain pro rata distributions of our stock) on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale or other disposition of property as described below under “—Gain on Disposition of Our Common Stock.”

Except as otherwise described below in the paragraph on effectively connected income and the sections titled “—Backup Withholding and Information Reporting” and “—FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

In order to receive a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. In addition, you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. In addition, you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. federal income tax return and taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Except as otherwise described below in the sections titled “—Backup Withholding and Information Reporting,” and “—FATCA,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our common stock at any time during the foregoing period.

In general, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurance in this regard, we believe, and this discussion assumes, that we currently are not, and will not become, a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC at some point in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under the same graduated U.S. federal income tax rates applicable to U.S. persons (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty), unless otherwise provided by an applicable income tax treaty between the United States and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a 30% tax (or such lower rate specified by an applicable income tax treaty between the United States and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax treaty or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the sale or other disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your status as a nonresident of the United States on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding at a rate of 24% under current law generally will apply to the proceeds of a sale or other disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, sales or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding generally will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock if paid to a “foreign financial institution” (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid on and the gross proceeds from a sale or other disposition of our common stock if paid to a “non-financial foreign entity” (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to, certain direct and indirect “substantial United States owners” (as defined in the Code), or substantial U.S. owners, of the entity, certifies that it does not have any such substantial U.S. owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our common stock. The preamble to such proposed regulations state that such proposed regulations may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table.                      are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Allen & Company LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                      shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                      additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date                      days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the              under the symbol “BLND”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on             , in the over-the-counter market or otherwise.

European Economic Area

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company or the selling stockholders; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by Goodwin Procter LLP, Redwood City, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Title Carve-Out, a carve-out of certain operations of Mr. Cooper Group Inc., as of December 31, 2019 and 2020, and for each of the years in the two-year period ended December 31, 2020, have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of WithumSmith+Brown, PC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.blend.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

BLEND LABS, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Blend Labs, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blend Labs, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2020 as a result of the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), and related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

San Francisco, California

April 15, 2021

Blend Labs, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$22,646	$41,092
Marketable securities	104,622	110,631
Trade and other receivables	2,903	14,981
Prepaid expenses and other current assets	14,056	19,268
Restricted cash	620	173

Total current assets	144,847	186,145
Property and equipment, net	2,961	4,594
Operating lease right-of-use assets	—	12,685
Intangible assets, net	4,137	1,208
Deferred contract costs, non-current	3,372	5,414
Restricted cash, non-current	5,196	5,023
Other non-current assets	788	676

Total assets	$161,301	$215,745

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,144	$3,437
Deferred revenue, current	12,396	13,622
Accrued compensation	3,335	9,060
Other current liabilities	2,856	8,910

Total current liabilities	21,731	35,029
Deferred rent	2,492	—
Operating lease liabilities, non-current	—	14,004
Other long-term liabilities	2,111	3,375

Total liabilities	26,334	52,408

Commitments and contingencies (Note 7)

Stockholders’ equity:
Founders Convertible Preferred Stock, $0.00001 par value: 3,112,500 and 3,078,024 shares authorized as of December 31, 2019 and 2020, respectively; 3,078,024 shares issued and outstanding as of December 31, 2019 and 2020	—	—
Convertible Preferred Stock, $0.00001 par value: 350,720,876 and 381,291,209 shares authorized as of December 31, 2019 and 2020, respectively; 332,693,153 and 364,058,204 shares issued and outstanding as of December 31, 2019 and 2020 respectively; aggregate liquidation preference of $309,125 and $387,841 as of December 31, 2019 and December 31, 2020, respectively	306,820	385,225
Class A common stock, $0.00001 par value: 401,858,656 and 429,485,421 shares authorized as of December 31, 2019 and 2020, respectively; 38,695,384 and 45,116,188 shares issued and outstanding as of December 31, 2019 and 2020, respectively	—	—
Class B common stock, $0.00001 par value: 630,000,000 and 685,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 78,105,374 and 98,727,364 shares issued and outstanding, including 4,068,550 and 1,486,980 shares of early exercised stock options as of December 31, 2019 and December 31, 2020, respectively	1	1
Additional paid-in capital	26,288	50,968
Accumulated other comprehensive income (loss)	93	(5)
Accumulated deficit	(198,235)	(272,852)

Total stockholders’ equity	134,967	163,337

Total liabilities and stockholders’ equity	$161,301	$215,745

See accompanying notes to consolidated financial statements

Blend Labs, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except per share amounts)

	Year Ended December 31,
	2019	2020
Revenue	$50,671	$96,029
Cost of revenue	19,547	34,289

Gross profit	31,124	61,740
Operating expenses:
Research and development	48,597	55,503
Sales and marketing	37,660	51,420
General and administrative	26,589	30,108

Total operating expenses	112,846	137,031

Loss from operations	(81,722)	(75,291)
Other income (expense), net	283	700

Loss before income taxes	(81,439)	(74,591)
Provision for income taxes	13	26

Net loss	$(81,452)	$(74,617)

Change in unrealized gain (loss) on marketable securities	143	(98)

Comprehensive loss	$(81,309)	$(74,715)

Net loss per share:
Basic and diluted:	$(0.83)	$(0.63)

Weighted average shares used in calculating net loss per share:
Basic and diluted:	98,329	118,221

See accompanying notes to consolidated financial statements

Blend Labs, Inc.

Consolidated Statements of Stockholders’ Equity

(In thousands, except share data)

	Founders Preferred Stock		Convertible Preferred Stock		Common Stock				Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
					Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2018	3,112,500	$—	248,557,257	$174,375	41,227,577	$—	67,829,459	$1	$13,745	$(50)	$(116,783)	$71,288
Issuance of Series E Convertible Preferred Stock, net of issuance costs of $351	—	—	78,887,870	124,647	—	—	—	—	—	—	—	124,647
Conversion of convertible promissory note into Series E Convertible Preferred Stock	—	—	3,984,906	6,298	—	—	—	—	—	—	—	6,298
Issuance of Series D Convertible Preferred Stock upon exercise of Convertible Preferred Stock warrants	—	—	1,263,120	1,500	—	—	—	—	—	—	—	1,500
Conversion of Founders Preferred Stock to Class A common stock	(34,476)	—	—	—	34,476	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	—	—	—	—	7,709,246	—	1,432	—	—	1,432
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	597	—	—	597
Vesting of performance-based Convertible Preferred Stock warrants	—	—	—	—	—	—	—	—	625	—	—	625
Stock-based compensation	—	—	—	—	—	—	—	—	9,889	—	—	9,889
Conversion of Class A to Class B common stock upon stock sales by former employees	—	—	—	—	(2,566,669)	—	2,566,669	—	—	—	—	—
Other comprehensive income (loss), net	—	—	—	—	—	—	—	—	—	143	—	143
Net loss	—	—	—	—	—	—	—	—	—	—	(81,452)	(81,452)

Balances as of December 31, 2019	3,078,024	$—	332,693,153	$306,820	38,695,384	$—	78,105,374	$1	$26,288	$93	$(198,235)	$134,967

Blend Labs, Inc.

Consolidated Statements of Stockholders’ Equity (Continued)

(In thousands, except share data)

	Founders Preferred Stock		Convertible Preferred Stock		Common Stock				Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
					Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2019	3,078,024	$—	332,693,153	$306,820	38,695,384	$—	78,105,374	$1	$26,288	$93	$(198,235)	$134,967
Issuance of Series F Convertible Preferred Stock, net of issuance costs of $311	—	—	29,720,954	76,247	—	—	—	—	—	—	—	76,247
Issuance of Series D Convertible Preferred Stock upon exercise of Convertible Preferred Stock warrants	—	—	1,644,097	2,158	—	—	—	—	—	—	—	2,158
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	—	—	—	—	18,621,990	—	4,161	—	—	4,161
Issuance of common stock upon exercise of common stock warrants	—	—	—	—	8,420,804	—	—	—	10,000	—	—	10,000
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	210	—	—	210
Vesting of performance-based Convertible Preferred Stock warrants	—	—	—	—	—	—		—	185	—	—	185
Stock-based compensation	—	—	—	—	—	—	—	—	10,124	—	—	10,124
Conversion of Class A to Class B common stock upon stock sales by a former employee	—	—	—	—	(2,000,000)	—	2,000,000	—	—	—	—	—
Other comprehensive income (loss), net	—	—	—	—	—	—	—	—	—	(98)	—	(98)
Net loss	—	—	—	—	—	—	—	—	—	—	(74,617)	(74,617)

Balances as of December 31, 2020	3,078,024	$—	364,058,204	$385,225	45,116,188	$—	98,727,364	$1	$50,968	$(5)	$(272,852)	$163,337

See accompanying notes to consolidated financial statements

Blend Labs, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2019	2020
Operating activities
Net loss	$(81,452)	$(74,617)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	9,889	10,124
Depreciation and amortization	4,764	3,993
Amortization of deferred contract costs	2,266	3,648
Interest on discount on convertible note	1,248	—
Non-cash operating lease expense	—	2,354
Other	288	719
Changes in operating assets and liabilities:
Trade and other receivables	301	(12,171)
Prepaid expenses and other assets, current and non-current	(7,133)	(6,539)
Deferred contract costs, non-current	(845)	(2,042)
Accounts payable	2,583	293
Deferred revenue	5,727	1,226
Accrued compensation	2,273	5,725
Operating lease liabilities	—	(2,573)
Other liabilities, current and non-current, and deferred rent	1,152	4,847

Net cash used in operating activities	(58,939)	(65,013)

Investing activities
Purchases of marketable securities	(150,744)	(173,965)
Sales of marketable securities	3,498	36,746
Maturities of marketable securities	82,353	130,624
Purchases of property and equipment	(580)	(1,313)
Purchases of intangible assets	(40)	(9)

Net cash used in investing activities	(65,513)	(7,917)

Financing activities
Repurchases of unvested early exercised stock options	(52)	(18)
Proceeds from exercises of stock options, including early exercises	1,648	4,527
Proceeds from exercises of common stock warrants	—	10,000
Proceeds from issuance of Convertible Preferred Stock, net of issuance costs	124,647	76,247
Proceeds from convertible debt	4,990	—
Proceeds from exercises of Series D Convertible Preferred Stock warrants	1,500	—
Other	(67)	—

Net cash provided by financing activities	132,666	90,756

Net increase in cash, cash equivalents, and restricted cash	8,214	17,826
Cash, cash equivalents, and restricted cash at beginning of year	20,248	28,462

Cash, cash equivalents, and restricted cash at end of year	$28,462	$46,288

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets:
Cash and cash equivalents	$22,646	$41,092
Restricted cash	5,816	5,196

Total cash, cash equivalents, and restricted cash	$28,462	$46,288

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$8	$26

Supplemental disclosure of non-cash investing and financing activities:
Vesting of early exercised stock options	$597	$210

Non-cash additions to property and equipment	$—	$1,347

Property and equipment in accrued expenses	$38	$6

Right-of-use assets obtained in exchange for lease obligations	$—	$1,398

Exercise of Series D Convertible Preferred Stock warrants included in prepaid expenses and other current assets	$—	$2,158

See accompanying notes to consolidated financial statements

Blend Labs, Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Description of Business

Blend Labs, Inc. (the “Company”) was incorporated on April 17, 2012. The Company offers a cloud-based software platform for financial services firms that is designed to power the end-to-end consumer journey for banking products. The Company’s solution makes the journey from application to close fast, simple, and transparent for consumers, while helping financial services firms increase productivity, deepen customer relationships, and deliver exceptional consumer experiences.

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the consolidated accounts of Blend Labs, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision makers are its chief executive officer and president, who review financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results may ultimately differ from management’s estimates. Such estimates include, but are not limited to, the lives of tangible and intangible assets, period of benefit for deferred contract costs, the incremental borrowing rate used to determine lease liabilities, fair value of stock-based compensation, estimates of variable consideration, standalone selling price for each deliverable included in customer contracts involving multiple performance obligations, contingencies, and income taxes.

COVID-19

The impact of the global novel coronavirus disease 2019 (“COVID-19”) continues to rapidly evolve. While certain impacts of COVID-19 have been favorable to the sale of the Company’s products and services, the Company does not yet know the full extent of potential impacts on its business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic persists for an extended period of time. Given the uncertainty, the Company cannot reasonably estimate the impact on its future results of operations, cash flows, or financial condition. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments, or the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

Revenue Recognition

Overview

The Company generates revenue from fees paid by its customers to access the Company’s platform and to a lesser extent, from professional services related to the deployment of the platform, premium support services, and consulting services. The Company’s customers have the ability to access its platform under subscription arrangements, in which customers commit to a minimum number of completed transactions at specified prices over the contract term, or under usage-based arrangements, in which customers pay a variable amount for completed transactions at specified prices. Subscription arrangements are generally non-cancelable during the contract term while usage-based arrangements generally can be terminated at any time by the customer. Under its subscription arrangements, the Company typically bills its customers for committed amounts quarterly, semi-annually, or annually in advance and for overages beyond a customer’s contracted minimum number of completed transactions on a monthly or quarterly basis in arrears. For usage-based arrangements, the Company typically bills its customers for any completed transactions on a monthly basis in arrears. Revenue from usage-based arrangements represented 12% of the Company’s revenue for both of the years ended 2019 and 2020. Arrangements with customers do not provide the contractual right to take possession of the Company’s software at any point in time. Revenue is recognized when access to the Company’s platform is provisioned to its customers for an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company adopted Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), as of January 1, 2019, utilizing the modified retrospective transition method.

Under Topic 606, the Company determines revenue recognition through the following steps:

•

Identification of the contract, or contracts, with a customer—A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance, and (iii) it is determined that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration when it is due.

•

Identification of the performance obligations in the contract—Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct within the context of the contract, whereby the transfer of the services is separately identifiable from the other promises in the contract. To the extent that a contract includes multiple performance obligations, the Company applies judgment to determine whether promised services are capable of being distinct and distinct within the context of the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation. To date, the Company has concluded that promised services included in contracts with multiple performance obligations are distinct.

•

Determination of the transaction price—The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. The Company estimates and includes variable consideration for its subscription arrangements in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

uncertainty associated with the variable consideration is subsequently resolved. In estimating overage fees in subscription arrangements, the Company considers historical experience and other external factors that may impact the expectation of future completed transactions. At each reporting period, the Company assesses the expected overage fees, if any, that will be earned for the duration of the contract term. Revenue is presented net of any taxes collected from customers and remitted to governmental authorities.

•

Allocation of the transaction price to the performance obligations in the contract—The Company allocates the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which the Company would sell a promised service separately to a customer. In instances where the Company does not sell or price a service separately, the Company estimates the SSP by considering available information such as market conditions, internally approved pricing guidelines, and the underlying cost of delivering the performance obligation. Judgment is required to determine the SSP for each distinct performance obligation.

•

Recognition of revenue when, or as, the Company satisfies a performance obligation—For each performance obligation identified, the Company determines at contract inception whether it satisfies the performance obligation over time or at a point in time. The Company recognizes fees for subscription arrangements ratably over the non-cancelable contract term of the arrangement as subscription services are provided, beginning on the commencement date of each contract, which is the date services are made available to its customers. Access to the platform represents a series of distinct services as the Company continually provides access to the platform, and fulfills its obligation to, the customer over the non-cancelable contractual term and the customer receives and consumes the benefit of the platform throughout the contract period. The series of distinct services represents a single performance obligation that is satisfied over time. The Company recognizes fees for usage-based arrangements as the completed transactions are processed through the platform.

Professional Services Revenue

Professional services revenue consists of fees for services related to helping customers deploy, configure, and optimize the use of the Company’s technology. These services include consulting, system integration, data migration, and process enhancement. The Company’s professional services contracts are typically billed on a fixed price basis at the beginning of the contract term. Professional services revenue is recognized on a proportional performance basis, which measures the service hours performed to date relative to the total expected hours to completion.

Contract assets

The Company records a contract asset when revenue recognized on a contract exceeds the billings for the period. Contract assets are included in prepaid expenses and other current assets in the Company’s consolidated balance sheets.

Deferred Revenue

Deferred revenue represents billings or payments received in advance of revenue recognition. Balances consist primarily of prepaid subscription services and professional and training services not yet provided as of the balance sheet dates. Amounts that will be recognized during the succeeding 12-month period are recorded as deferred revenue, current, and the remaining portion, if any, is

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

recorded as deferred revenue, non-current. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing its services, not to receive financing from its customers or to provide customers with financing.

Deferred Contract Costs

The Company capitalizes incremental and recoverable costs of obtaining contracts with customers. The capitalized amounts consist primarily of sales commissions paid to the Company’s sales force. Capitalized amounts also include commissions paid to employees on renewals of subscription contracts, partner referral fees, and payroll taxes.

Deferred contract costs related to new revenue contracts are amortized on a straight-line basis over an estimated period of benefit of three years. The Company determined the period of benefit by taking into consideration customer attrition and estimated technology life cycles. Deferred contract costs related to renewal contracts are not commensurate with new revenue contracts but are instead deferred and amortized on a straight-line basis over the renewal period. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

The Company periodically evaluates whether there have been any changes in its business, market conditions, or other events which would indicate that the period of benefit should be changed or that there are potential indicators of impairment.

As of December 31, 2019 and 2020, total unamortized deferred contract costs were $6.6 million and $10.3 million, respectively. $3.2 million and $4.9 million was recorded within prepaid expenses and other current assets and $3.4 million and $5.4 million was recorded within deferred contract costs, non-current, on the consolidated balance sheets as of December 31, 2019 and 2020, respectively. The Company recorded $2.3 million and $3.6 million in amortization of deferred contract acquisition costs included in sales and marketing expenses within the statements of operations and comprehensive loss for the year ended December 31, 2019 and 2020, respectively.

Cost of Revenue

Costs of subscribed hosting, support, and professional services are expensed as incurred. Costs of subscribed hosting services and support revenue primarily consist of expenses related to hosting the Company’s services and providing support to the Company’s customers. These expenses are comprised of third-party web hosting costs and software licenses, customer support, and other customer related activities. Costs of professional services consists primarily of personnel and related direct costs, including employee salaries, payroll taxes, business expenses (e.g., employee travel and lodging expenses for customer projects), as well as allocated overhead.

Cash and Cash Equivalents

The Company places its cash with high credit quality and federally insured institutions. Cash with any one institution may be in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes the exposure to credit risk is not significant. The Company considers all highly liquid investments with an original maturity date of three months or less

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

at the time of purchase to be cash equivalents. As of December 31, 2019 and 2020, cash and cash equivalents consisted of cash, money market accounts, and highly liquid investments. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value due to the short-term nature of the maturities.

Escrow or Trust Funds

The Company administers escrow and trust deposits held at third-party financial institutions representing funds received under real estate contracts, escrowed funds received under escrow agreements, and/or undisbursed amounts received for settlement of mortgage and home equity loans. Cash held by the Company for these purposes was approximately $0 and $2.0 million as of December 31, 2019 and 2020, respectively. These funds are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets; however, the Company remains contingently liable for the disposition of these funds on behalf of its customers.

Marketable Securities

Marketable securities consist primarily of U.S. treasury and agency securities, commercial paper, and corporate debt securities. The Company’s policy generally requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss. The Company classifies its marketable securities as available-for-sale securities at the time of purchase and reevaluates such classification at each balance sheet date. The Company has classified its investments as current based on the nature of the investments and their availability for use in current operations.

Available-for-sale securities are recorded at fair value each reporting period. Unrealized gains and losses on these investments are reported as a separate component of accumulated other comprehensive income (loss) on the consolidated balance sheets until realized. Interest income is reported within other income on the consolidated statements of operations. The Company periodically evaluates its investments to assess whether those with unrealized loss positions are other-than-temporarily impaired. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value is less than the Company’s cost basis, the financial condition of the issuer and any changes thereto, changes in market interest rates and the Company’s intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of the investment’s cost basis. Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company did not consider any of its investments to be other-than-temporarily impaired as of December 31, 2019 and 2020.

Restricted Cash

The Company has classified amounts that are not available for use in its operations as restricted cash. Restricted cash consists of collateral for letters of credit related to security deposits for its San Francisco and New York office facility lease arrangements. At December 31, 2019 and 2020, the Company had restricted cash of $5.8 million and $5.2 million, respectively. Approximately $0.6 million and $0.2 million was classified as current on the consolidated balance sheets as of December 31, 2019 and 2020, respectively.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

Fair Value Measurement

The Company measures its cash and cash equivalents, marketable securities, trade and other receivables, accounts payable, and other current liabilities at fair value on a recurring basis. In addition, the Company measures certain other assets including intangible assets at fair value on a nonrecurring basis.

Trade and Other Receivables

The Company early adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) as of January 1, 2020. Accounts receivable are recorded at the invoice amount net of the allowance for expected credit losses. In determining the Company’s estimate of reserves, it considered all expected future credit losses. Reserves for credit losses were not material for the periods presented.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance and repairs are charged to expense as incurred, and major renewals and betterments are capitalized. Gains or losses on disposal of property and equipment are recognized in the period when the assets are sold or disposed of and the related cost and accumulated depreciation is removed from their respective accounts.

Software Development Costs

The Company capitalizes costs to develop software for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once an application has reached the development stage, management has authorized and committed to the funding of the software project, it is probable the project will be completed and the software will be used to perform the function intended, internal and external costs are capitalized until the application is substantially complete and ready for its intended use. There were no material qualifying costs incurred during the application development stage in any of the periods presented. Amortization expense was $3.8 million and $2.9 million for the year ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, $4.0 million and $1.0 million was recorded within Intangible assets, net on the consolidated balance sheets, respectively.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, such as property and equipment and capitalized software development costs, whenever events or changes in circumstances occur that could impact the recoverability of the asset group to which the assets relate. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future estimated undiscounted cash flows expected to be generated by the asset. If such assets are

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment was recorded for the year ended December 31, 2019 and 2020.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded $4.1 million and $3.6 million in advertising expense for the year ended December 31, 2019 and 2020, respectively, as part of sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

Research and Development Costs

Research and development costs within the consolidated statements of operations and comprehensive loss include personnel costs, including stock-based compensation expense associated with the Company’s engineering personnel responsible for the design, development, and testing of the product, depreciation of equipment used in research and development and allocated facilities, and information technology costs. Research and development costs are expensed as incurred.

Lease Obligations

On January 1, 2020, the Company early adopted ASU 2016-02, Leases (“Topic 842”), using the modified retrospective method, which resulted in the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases on the Company’s consolidated balance sheets as of January 1, 2020, with no impact to its consolidated statements of operations and comprehensive loss for the year ended December 31, 2020. The prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840, Leases (“Topic 840”). See further discussion of the impact of the adoption below in Recently Adopted Accounting Standards.

The Company measures lease liabilities based on the present value of the total lease payments not yet paid discounted based on the Company’s incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The lease liability also includes expected renewals on its leases, if any. The Company measures right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs the Company incurs and (iii) tenant incentives under the lease. The Company begins to recognize rent expense when the lessor makes the underlying asset available to the Company. For short-term leases, the Company records rent expense in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and records variable lease payments as incurred. The Company has no finance leases.

Stock-Based Compensation

The Company measures and recognizes its stock-based compensation based on estimated fair values for all stock awards. The Company estimates the fair value of stock options issued to employees on the date of grant using the Black-Scholes Merton option pricing model, which is impacted by the estimated fair value of the Company’s common stock, as well as certain assumptions including the expected volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield. The Company recognizes the resulting stock-based

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

compensation on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Income Taxes

The Company accounts for income taxes using an asset and liability approach. Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are measured using enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets that, based on all available positive and negative evidence, is not expected to be realized. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, the anticipated reversal or expiration dates of the deferred tax assets and tax planning strategies.

The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than a 50% likelihood of being sustained.

Other Income (Expense), Net

Other income (expense), net primarily consists of interest income earned from the Company’s investment portfolio and interest expense.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities, and trade accounts receivable. The Company maintains its cash equivalents primarily in money market funds and highly liquid investments that are issued or guaranteed by the United States government or its agencies.

The following customers comprised 10% or more of the Company’s revenue for the year ended December 31, 2019 and 2020:

Customer	2019	2020
A	14%	13%
B	11%	N/A

The following customers comprised 10% or more of the Company’s trade receivables as of December 31, 2019 and 2020:

Customer	2019	2020
A	45%	34%
B	14%	N/A
C	N/A	11%

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company’s proposed initial public offering (“IPO”). The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO. In the event the offering is aborted, deferred offering costs will be expensed. As of December 31, 2020, deferred offering costs were immaterial, and are included in other non-current assets on the consolidated balance sheets.

JOBS Act Accounting Election

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act). The Company intends to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

Recently Issued Accounting Standards Not Yet Adopted

In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The standard issued guidance on the accounting for income taxes that, among other provisions, eliminates certain exceptions to existing guidance related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This guidance also requires an entity to reflect the effect of an enacted change in tax laws or rates in its effective income tax rate in the first interim period that includes the enactment date of the new legislation, aligning the timing of recognition of the effects from enacted tax law changes on the effective income tax rate with the effects on deferred income tax assets and liabilities. Under existing guidance, an entity recognizes the effects of the enacted tax law change on the effective income tax rate in the period that includes the effective date of the tax law. The guidance is effective for the Company for annual reporting periods, and interim reporting periods within those annual periods, beginning January 1, 2022, and early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The guidance simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in Accounting Standards Codification (“ASC”) 470-20 that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance is effective for the Company for annual reporting periods, and interim reporting periods within those annual periods, beginning January 1, 2024, and early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

Recently Adopted Accounting Standards

Topic 842 requires lessees to record on their balance sheets a lease liability for the obligation to make lease payments and an operating lease ROU asset for the right to use the underlying asset for the

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

lease term. The Company early adopted Topic 842 as of January 1, 2020 and elected not to restate comparative periods presented in the consolidated financial statements. The Company elected the practical expedients permitted under the transition guidance, which allowed the Company to carryforward its historical lease classification, its assessment of whether a contract was or contains a lease, and its initial direct costs for any leases that existed prior to January 1, 2020. The Company also elected to combine its lease and non-lease components for its facility leases. The Company has elected not to recognize lease liabilities and ROU assets for short-term leases, which are leases with initial terms of 12 months or less and for which there is not a purchase option that is reasonably certain to be exercised. All leases are classified as operating leases.

Upon early adoption of Topic 842 on January 1, 2020, the Company recorded ROU assets and lease liabilities of $13.6 million and $16.4 million, respectively, on the consolidated balance sheets. The difference between the ROU assets and lease liabilities is the unamortized balance of deferred rent, which prior to January 1, 2020, was included as a separate liability within accrued expenses and other liabilities and deferred rent. The Company adopted Topic 842 using the Comparatives Under 840 Option, under which the Company does not restate any prior periods and continues to apply ASC 840 in the comparative period. The Company has included the disclosures required by ASU 2016-02 in “Note 7—Commitments and Contingencies”.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The standard is effective for the Company beginning January 1, 2023. The Company early adopted the standard effective January 1, 2020 and the adoption of this standard did not have a material impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The standard is effective for the Company beginning January 1, 2021, and early adoption is permitted. The Company early adopted effective January 1, 2020 and the adoption of this standard did not have a material impact to the Company’s consolidated financial statements.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Revenue Recognition

Disaggregation of Revenue

The following table provides information about disaggregated revenue from customers for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020
Platform services	$46,644	$92,685
Professional services	4,027	3,344

Total revenue	$50,671	$96,029

Contract Balances

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers as of December 31, 2019 and 2020 (in thousands):

Contract Accounts	Balance Sheet Line Reference	2019	2020
Contract assets—current	Prepaid expenses and other current assets	$7,935	$7,079
Contract liabilities—current	Deferred revenue, current	$(12,396)	$(13,622)

The Company recognized all amounts included in deferred revenue as of December 31, 2019, during the year ended December 31, 2020. There was no long-term deferred revenue as of December 31, 2019 and 2020. During the year ended December 31, 2020, the Company recognized approximately $11.4 million of revenue from performance obligations satisfied in previous periods due to changes in the transaction price, including changes in the estimate of variable consideration that were not probable of resulting in a significant reversal of revenue.

Remaining Performance Obligations

Transaction price allocated to the remaining performance obligation, referred to by the Company as remaining performance obligations, represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to the remaining performance obligation represents contracted revenue and estimated revenue from variable consideration. Unbilled portions of the remaining performance obligation are subject to future economic risks including bankruptcies, regulatory changes and other market factors.

The Company excludes amounts related to performance obligations associated with usage-based contracts with termination rights and professional services.

As of December 31, 2020, total remaining performance obligations were $89.3 million, of which $59.2 million is expected to be recognized in the next twelve months and the remainder thereafter.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

4. Marketable Securities

The carrying amount, unrealized gain, and fair value of available-for-sale debt securities by major security type are as follows (in thousands):

	December 31, 2019
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Cash equivalents:
Money market funds	$352	$—	$—	$352
Commercial paper	1,000	—	—	1,000
U.S. treasury and agency securities	10,816	1	—	10,817
Debt securities	2,501	—	—	2,501

Total cash equivalents	14,669	1	—	14,670
Marketable securities:
U.S. treasury and agency securities	6,306	—	—	6,306
Debt securities	98,224	92	—	98,316

Total marketable securities	104,530	92	—	104,622

Total	$119,199	$93	$—	$119,292

	December 31, 2020
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Cash equivalents:
Money market funds	$24,036	$—	$—	$24,036
Commercial paper	1,150	—	—	1,150
U.S. treasury and agency securities	—	—	—	—
Debt securities	—	—	—	—

Total cash equivalents	25,186	—	—	25,186
Marketable securities:
U.S. treasury and agency securities	89,342	5	(5)	89,342
Commercial paper	2,848	—	—	2,848
Debt securities	17,774	—	(6)	17,768
Certificates of deposit	673	—	—	673

Total marketable securities	110,637	5	(11)	110,631

Total	$135,823	$5	$(11)	$135,817

All marketable securities classified as available-for-sale at December 31, 2019 and 2020 were due within one year. As of December 31, 2019 and 2020, marketable securities individually and in the aggregate in an unrealized loss position were immaterial.

The Company determines realized gains or losses on the sale of equity and debt securities on a specific identification method. The Company did not recognize any impairment losses during the year ended December 31, 2019 and 2020, respectively.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

5. Fair Value of Assets and Liabilities

The Company reports assets and liabilities recorded at fair value on the Company’s consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3—Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on the Company’s assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

The following table presents information about the Company’s financial assets measured at fair value on a recurring basis based on the fair value hierarchy (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$352	$—	$—	$352
Commercial paper	—	1,000	—	1,000
U.S treasury and agency securities	—	10,817	—	10,817
Debt securities	—	2,501	—	2,501
Marketable securities:
U.S treasury and agency securities	—	6,306	—	6,306
Debt securities	—	98,316	—	98,316

Total	$352	$118,940	$—	$119,292

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$24,036	$—	$—	$24,036
Commercial paper	—	1,150	—	1,150
Marketable securities:
U.S. treasury and agency securities	—	89,342	—	89,342
Commercial paper	—	2,848	—	2,848
Debt securities	—	17,768	—	17,768
Certificate of deposit		673	—	673

Total	$24,036	$111,781	$—	$135,817

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Significant Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2019	2020
Contract assets	$7,935	$7,079
Deferred contract costs	3,253	4,855
Preferred stock warrant exercise receivable	—	2,158
Other prepaid expenses and other current assets	2,868	5,176

Total prepaid expenses and other current assets	$14,056	$19,268

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2019	2020
Computer and software	$1,782	$2,277
Furniture and fixtures	660	1,094
Leasehold improvements	2,722	4,455

Property and equipment, gross	5,164	7,826
Accumulated depreciation and amortization	(2,203)	(3,232)

Total property and equipment, net	$2,961	$4,594

Depreciation expense for the year ended December 31, 2019 and 2020 was $1.0 million and $1.1 million, respectively.

Intangible Assets, Net

Intangible assets subject to amortization consisted of the following (in thousands):

	As of December 31,
	2019	2020
Capitalized software development costs	$11,391	$11,391
Domain name	201	210
Less: accumulated amortization	(7,455)	(10,393)

Total intangible assets, net	$4,137	$1,208

The domain name asset is amortized on a straight-line basis over its estimated useful life of 15 years and capitalized software development costs are amortized over 3 years. Amortization expense of intangible assets for the year ended December 31, 2019 and 2020 was $3.8 million and $2.9 million, respectively.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

Total future amortization expense as of December 31, 2020 was as follows (in thousands):

Year ending December 31,	Amount
2021	$1,064
2022	17
2023	17
2024	17
2025	17
Thereafter	76

Total future amortization expense	$1,208

Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	As of December 31,
	2019	2020
Accrued expenses	$2,542	$6,011
Operating lease liabilities, current portion	—	2,580
Other	314	319

Total other current liabilities	$2,856	$8,910

7. Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating leases with various expiration dates. Leases may contain escalating payments. Outstanding standby letters of credit related to the Company’s office lease facilities as of December 31, 2020 were $5.2 million and classified as restricted cash.

In 2017, the Company entered into an eight-year lease for its San Francisco headquarters location and the lease ends in 2025. In March 2020, the Company entered into a lease agreement for approximately 15,000 square feet for office space in Thousand Oaks, California. Total lease payments under this operating lease are approximately $3.5 million and are payable over the 91-month lease term.

The Company’s operating lease costs (gross lease expense) were $3.4 million in 2020. The Company’s short-term lease costs were $0.2 million in 2020. The Company’s variable lease costs amounted to $2.0 million in 2020. The Company received sublease income of $0.9 and $0.7 million for the year ended 2019 and 2020, respectively, which is recorded within Other income (expense), net on the consolidated statements of operations and comprehensive loss. There is no future non-cancelable sublease income remaining as of December 31, 2020.

The Company’s lease agreements do not contain any residual value guarantees or material restrictive covenants.

As of December 31, 2020, the weighted average remaining operating lease term was 5.1 years. The weighted average discount rate used to estimate operating lease liabilities for leases that existed as of December 31, 2020 was 6.6%. Operating cash flows from operating leases was $3.6 million for 2020.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2020, maturities of operating lease liabilities, which do not include short-term leases, by year are as follows:

Year ending December 31,	Amount
2021	$3,577
2022	3,743
2023	3,945
2024	4,063
2025	2,945
Thereafter	1,369

Total lease payments	19,642

Less: imputed interest	(3,058)

Total operating lease liabilities	$16,584

Certain facility lease agreements contain rent holidays, allowances and rent escalation provisions. Under ASC 840, the Company recognized the related rental expense on a straight-line basis over the lease period of the facility and recorded the difference between amounts charged to operations and amounts paid as deferred rent. Rent expense was $3.6 million for the year December 31, 2019.

Future minimum lease payments by year under non-cancelable operating leases calculated under Topic 840 as of December 31, 2019 was as follows (in thousands):

Year ending December 31,	Amount
2020	$3,676
2021	3,305
2022	3,337
2023	3,437
2024	3,541
Thereafter	2,407

Total minimum lease payments	$19,703

Purchase Commitments

The following is a schedule of future non-cancelable purchase obligations with certain service providers as of December 31, 2020 (in thousands):

Year ending December 31,	Amount
2021	$8,240
2022	6,583
2023	5,303

Total	$20,126

Contingencies

From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. The Company

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

records a loss contingency when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses material contingencies when it is believed a loss is not probable but reasonably possible. Accounting for contingencies requires the Company to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. The Company has no material contingencies accrued for as of December 31, 2019 and 2020.

Warranties, Indemnifications, and Contingent Obligations

The Company’s platform, products, and services are generally warranted to perform substantially as described in the associated documentation and to satisfy defined levels of uptime reliability. The Company historically has not incurred any material costs associated with warranties.

The Company enters into indemnification provisions under (i) its agreements with other companies in the ordinary course of business, typically with business partners, contractors, customers, and landlords and (ii) its agreements with investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2019 and 2020.

The Company has agreed to indemnify its officers and directors to the fullest extent permitted by its bylaws and the General Corporation Law of the State of Delaware for certain events or occurrences arising as a result of the officers or directors serving in such capacity. The coverage applies only to acts that occurred during the tenure of the officer or director and has an unlimited term. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2019 and 2020.

8. Convertible Note

In February 2019, the Company entered into an unsecured convertible promissory note (the “Convertible Note”) in the aggregate principal amount of $5.0 million. The Convertible Note had a maturity date of February 6, 2021 and an interest rate of four percent (4%) per annum. The Company had the right to prepay the Convertible Note, subject to consent of the majority note holders. The outstanding amount of the Convertible Note was convertible into shares of the Company’s most senior series of preferred stock at a conversion price equal to the lesser of 80% of the lowest cash price paid per share by the investors in the next equity financing round or the quotient resulting from dividing $750 million by the fully diluted capitalization immediately prior to the closing of a qualifying transaction.

In May 2019, the Convertible Note was converted to 3,984,906 shares of Series E Convertible Preferred Stock upon the closing of the Company’s Series E Convertible Preferred Stock financing.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

The aggregate principal and accrued interest in the amount of $5.1 million was reclassified into Convertible Preferred Stock upon conversion of the Convertible Note. The Company recorded an additional $1.2 million of interest expense for a beneficial conversion feature resulting from the discount of the conversion price, which was also recorded to Series E Convertible Preferred Stock upon conversion, in addition to the aggregate principal and accrued interest amounts.

9. Convertible Preferred Stock

Authorized shares of Convertible Preferred Stock below do not include 3,078,024 of Founders Convertible Preferred Stock. The preferred stock authorized may be issued from time to time in one or more series.

The designated series are as follows:

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value (in thousands)	Aggregate Liquidation Preference (in thousands)
Series A	46,449,990	46,449,990	$6,081	$6,107
Series B	36,541,344	36,541,344	10,642	10,975
Series B-1	25,148,427	25,148,427	9,927	10,000
Series C	46,751,157	46,751,157	37,923	38,000
Series D	100,002,337	94,929,459	111,302	112,732
Series D-1	12,953,178	—	—	—
Series E	82,874,443	82,872,776	130,945	131,311

	350,720,876	332,693,153	$306,820	$309,125

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value (in thousands)	Aggregate Liquidation Preference (in thousands)
Series A	46,449,990	46,449,990	$6,081	$6,107
Series B	36,541,344	36,541,344	10,642	10,975
Series B-1	25,148,427	25,148,427	9,927	10,000
Series C	46,751,157	46,751,157	37,923	38,000
Series D	100,002,337	94,929,459	111,302	112,732
Series D-1	12,953,178	1,644,097	2,158	2,158
Series E Series F	82,872,776 30,572,000	82,872,776 29,720,954	130,945 76,247	131,311 76,558

	381,291,209	364,058,204	$385,225	$387,841

From May to September 2019, the Company completed a closing of its Series E Convertible Preferred Stock financing. In connection with the financing, the Company authorized 82,874,443 shares of Series E Convertible Preferred Stock to be issued at a price of $1.584494 per share. Each share is convertible into fully paid shares of Class A common stock on a one-for-one basis. The Company issued 78,887,870 shares of Series E Convertible Preferred Stock at $1.584494 per share for total cash proceeds of $124.6 million, net of closing costs of $0.4 million. In addition, the Convertible Note

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

(see Note 8) was converted into 3,984,906 shares of Series E Convertible Preferred Stock for $6.3 million.

During 2019, a holder of Founders Convertible Preferred Stock converted 34,476 shares to Class A Common Stock, which were then sold as part of the secondary sale (see Note 12).

During 2020, the Company completed a closing of its Series F Convertible Preferred Stock financing. In connection with the financing, the Company authorized up to 30,572,000 shares of Series F Convertible Preferred Stock to be issued at a price of $2.575906 per share. Each share is convertible into fully paid shares of Class A common stock on a one-for-one basis. The Company issued 29,720,954 shares of Series F Convertible Preferred Stock at $2.575906 per share for total cash proceeds of $76.2 million, net of closing costs of $0.3 million.

The rights, preferences and privileges of the holders of the Founders Convertible Preferred Stock (Founders Preferred), Series A Convertible Preferred Stock (Series A), the Series B Convertible Preferred Stock (Series B), Series B-1 Convertible Preferred Stock (Series B-1), Series C Convertible Preferred Stock (Series C), Series D Convertible Preferred Stock (Series D), Series D-1 Convertible Preferred Stock (Series D-1), Series E Convertible Preferred Stock (Series E), and Series F Convertible Preferred Stock (Series F) are as follows:

Voting

All preferred shareholders of Series A, Series B, Series B-1, Series C, Series D, Series D-1, Series E, Series F, and Founders Preferred (collectively, Preferred Stock) have the right to the number of votes into which such Preferred Stock could then be converted into Class A common shares. Class A common shares have ten times the voting power of Class B common shares. Class B common shareholders have the right to one vote per Class B common share held.

Dividends

The holders of Series A, Series B, Series B-1, Series C, Series D, Series D-1, Series E, Series F (collectively, Senior Preferred), and Founders Preferred shall be entitled to receive, on an equal priority and pari passu basis, a 6% noncumulative dividend, when and if declared by the Company’s Board of Directors. No dividends shall be paid on the common stock unless the Company shall also declare and pay a dividend to the holders of the Senior Preferred in priority to any dividend declared and paid to the holders of common stock.

The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Liquidation Preference

In the event of any liquidation including deemed liquidation events, dissolution, winding up of the Company, either voluntary or involuntary, the holders of Senior Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company and proceeds of the liquidation transaction to the holders of common stock and Founders Preferred, by reason of their ownership thereof, an amount per share equal to the sum of the applicable original issue price for such series of Senior Preferred, plus declared but unpaid dividends on such share. The Senior Preferred shall be entitled to be paid out their liquidation preference on an equal priority and pari passu basis.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

If, upon the occurrence of such event, the assets distributed among the holders of Senior Preferred are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company and proceeds from the Liquidation Transaction legally available for distribution are distributed ratably among the holders of Senior Preferred in proportion to the full preferential amount each such holder is otherwise entitled to receive. All deemed liquidation events that may result in the preferred stock being redeemed for cash are subject to vote or approval by the board of directors which is controlled by the common stockholders.

Conversion

Each share of Preferred Stock is convertible at the option of the holder, into fully paid shares of Class A common stock determined by dividing the original issue price for such series by the conversion price applicable to such series, subject to certain anti-dilution adjustments. The initial conversion price shall be $0.10 per share for the Founders Preferred, $0.131464 per share for the Series A, $0.300347 per share for the Series B, $0.397639 per share for the Series B-1, $0.812814 per share for the Series C, $1.187535 per share for the Series D, $1.312419 for the Series D-1, $1.584494 for the Series E, and $2.575906 for the Series F. Each share of Preferred Stock will convert into Class A common stock on a one-for-one basis.

Each share of Preferred Stock shall automatically be converted into shares of Class A common stock at the conversion rate then in effect for such series of Preferred Stock immediately upon the earlier of (i) the Company’s sale of its common stock in a public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”) which results in a price per share of not less than $2.575906 and aggregate cash proceeds to the Company of not less than $50.0 million (net of underwriting discounts and commissions) (a “Qualified IPO”) or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class and not as separate series on an as converted to common stock basis.

10. Warrants

Convertible Preferred Stock Warrants

In March 2018, the Company issued five performance-based warrant awards to purchase up to 6,335,998 shares of Series D Preferred Stock and 12,953,178 shares of Series D-1 Preferred Stock to the same investor. These awards vest upon satisfaction of certain customer referrals and referred revenue targets. All warrants expire in March 2021. In March 2019, 1,263,120 Series D warrants were exercised at a price of $1.187535 per share resulting in the issuance of additional Series D Preferred Stock with $1.5 million in total proceeds.

In December 2020, 1,644,097 Series D-1 warrants were exercised at a price of $1.312419 per share resulting in $2.2 million in total proceeds.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

A summary of the convertible preferred stock warrants as of December 31, 2019 is as follows:

Series	Warrants Issued	Warrants Outstanding	Exercise Price	Warrants Vested and Exercisable at December 31, 2019	Warrants Vested and Expected to Vest
Series D	2,526,240	1,263,120	$1.187535	1,263,120	1,263,120
Series D	3,809,758	3,809,758	$0.762929	—	—
Series D-1	12,953,178	12,953,178	$1.312419	4,916,369	6,584,928

A summary of the convertible preferred stock warrants as of December 31, 2020 is as follows:

Series	Warrants Issued	Warrants Outstanding	Exercise Price	Warrants Vested and Exercisable at December 31, 2020	Warrants Vested and Expected to Vest
Series D	2,526,240	1,263,120	$1.187535	1,263,120	1,263,120
Series D	3,809,758	3,809,758	$0.762929	—	—
Series D-1	12,953,178	11,309,081	$1.312419	4,302,315	4,940,831

Common Stock Warrants

In October 2017, the Company entered into an agreement pursuant to which the Company issued a warrant to a customer to purchase up to 8,420,804 shares of the Company’s Class A common stock. During the year ended December 31, 2020, the warrant was exercised in full for total proceeds to the Company of $10.0 million. No warrants to purchase common stock were outstanding as of December 31, 2020.

11. Common Stock

As of December 31, 2019, the Company had authorized 401,858,656 and 630,000,000 shares of par value $0.00001 Class A and Class B common stock, respectively; and 38,695,384 of Class A shares and 78,105,374 of Class B shares were issued and outstanding, respectively. As of December 31, 2020, the Company had authorized 429,485,421 and 685,000,000 shares of par value $0.00001 Class A and Class B common stock, respectively; and 45,116,188 of Class A shares and 98,727,364 of Class B shares were issued and outstanding, respectively. Common stockholders are entitled to dividends if and when declared by the Company’s Board of Directors. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

During the year ended December 31, 2019, upon stock sales by a former employee, 2,566,669 shares of Class A common stock were converted to 2,566,699 shares of Class B common stock. During the year ended December 31, 2020, upon stock sales by a former employee, 2,000,000 shares of Class A common stock were converted to 2,000,000 shares of Class B common stock.

12. Stock Option Plan

Stock Option Plan

Effective May 1, 2012, the Company adopted the 2012 Stock Plan (the “2012 Plan”). As of December 31, 2020, the Company’s board of directors had authorized 188,248,964 shares of Class B

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

common stock to be reserved for grants under the 2012 Plan. As of December 31, 2020, 22,249,104 shares of Class B common stock options were available for issuance under the 2012 Plan. Options granted under the 2012 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (ISOs) may be granted only to employees (including officers and directors). Non-qualified stock options (NSOs) may be granted to employees and consultants. The exercise price of ISOs and NSOs shall not be less than 100% of the estimated fair value of the common shares on the date of grant, respectively, as determined by the Company’s board of directors. The exercise price of an ISO granted to a 10% or greater stockholder shall not be less than 110% of the estimated fair value of the common shares on the date of grant. Options generally vest over a period of four years. However, in the year ended December 31, 2019, the Company granted 14,389,412 stock options to an executive with a vesting term of 7 years.

A summary of the activity under the 2012 Plan is set forth as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Balance as of January 1, 2019:	74,680,045	$0.22	—	$15,417
Granted	50,025,504	$0.68
Exercised	(7,914,747)	$0.21
Cancelled and forfeited	(11,162,191)	$0.28

Balance as of December 31, 2019	105,628,611	$0.43	8.19	$44,962
Granted	23,521,500	$0.95
Exercised	(18,877,430)	$0.24
Cancelled and forfeited	(9,021,781)	$0.57

Balance as of December 31, 2020	101,250,900	$0.58	7.95	$175,444

Vested and exercisable as of December 31, 2019	35,489,095	$0.21	6.19	$23,180
Vested and exercisable as of December 31, 2020	41,024,789	$0.37	6.74	$79,457

The weighted average grant-date fair value of options granted during the year ended December 31, 2019 and 2020 was $0.35 and $0.62 per share, respectively. The aggregate intrinsic value of options exercised during the year ended December 31, 2019 and 2020 was $5.2 million and $39.1 million, respectively.

Early Exercise of Common Stock Options

The Company’s board of directors authorized certain stock option holders to exercise unvested options to purchase shares of Class B common stock. Shares received from such early exercises are subject to repurchase in the event of the optionee’s termination of service as a service provider (as defined in the 2012 Plan), at the original issuance price, until the options are fully vested. As of December 31, 2019 and 2020, 668,550 shares and 486,980 shares of Class B common stock were subject to repurchase, respectively. As of December 31, 2019 and 2020, the cash proceeds received for unvested shares of Class B common stock recorded within Other long-term liabilities in the consolidated balance sheets was $0.2 million and $0.3 million, respectively.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

Stock-Based Compensation

The estimated grant date fair values of the employee stock options granted during the year ended December 31, 2019 and 2020 were calculated using the Black-Scholes Merton Option pricing model, based on the following weighted average assumptions:

	Year Ended December 31,
	2019	2020
Expected term (years)	6.24	5.90
Expected volatility	38.83%	35.14%
Risk-free interest rate	1.97%	0.58%
Expected dividend yield	—	—

Risk-Free Interest Rate. The risk-free interest rate is based on U.S. treasury zero-coupon issues with remaining terms similar to the expected term of the options at date of grant.

Expected Term. The expected term represents the period that the Company’s share-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms, and contractual lives of the options.

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Expected Volatility. Expected volatility of the stock is based on the Company’s public company peer group after consideration of their size, maturity, profitability, growth, risk, and return on investment as the Company’s stock is not publicly traded. The stock volatility assumptions represent an average of the historical volatilities of the common stock of the Company’s peer group.

Fair Value. The Company’s board of directors and in part based upon a valuation provided by a third-party valuation firm, determined the fair value of the Company’s common stock in connection with the grant of stock options and stock awards. Due to there being no public market for the Company’s common stock, its board of directors considered the third-party valuation and other factors, including but not limited to, secondary sales of the Company’s common stock, revenue growth, the current status of its operations, its financial condition, its stage of development, and its competition to establish the fair market value of the Company’s common stock at the time of grant of the stock option or stock award.

The Company recorded total stock-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2019	2020
Cost of revenue	$46	$79
Research and development	3,431	4,250
Sales and marketing	966	3,675
General and administrative	5,446	2,120

Total	$9,889	$10,124

Included in stock-based compensation expense are amounts related to the sale of employee stock on the secondary market to existing investors at a price above fair market value at the time of the sale.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

This results in incremental expense based on the difference between the price paid and the estimated fair value on the date of the transactions of $6.2 million, of which $4.4 million was included as part of general and administrative expense, $1.7 million as part of research and development expense, and $0.1 million as part of sales and marketing expense in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2019. Secondary stock sales resulted in incremental expense of $3.5 million, of which $0.3 million was included as part of general and administrative expense, $1.6 million as part of research and development expense, and $1.6 million as part of sales and marketing expense in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2020.

As of December 31, 2020, the total unrecognized stock-based compensation expense was approximately $23.7 million. This is expected to be recognized over a weighted average period of 3.49 years. The total fair value of shares vested during the year ended December 31, 2020 was $6.4 million.

In November 2018, an executive was issued a partial-recourse promissory note (the “Employee Note”) in the amount of $2.7 million. The Employee Note has a maturity date of November 19, 2025 and an interest rate of 3.04% per annum. The employee has the right to prepay the Employee Note at any time, without penalty. The Company recorded $2.7 million as contra-equity in 2018. An additional $0.1 million in stock-based compensation expense related to this note was recognized during the year ended December 31, 2019. There were 3,400,000 and 1,000,000 shares of unvested common stock that were exercised via the Employee Note as of December 31, 2019 and December 31, 2020, respectively.

13. Income Taxes

The total provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2019	2020
Current:
Federal	$—	$—
State	13	26

Total current	13	26

Deferred:
Federal
State	—	—

Total deferred	—	—

Total provision for income taxes	$13	$26

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

The following summarizes the differences between the income tax provision recorded by the Company and the amount computed by applying the statutory federal income tax rate of 21% to loss before income tax for the year ended December 31, 2019 and 2020 (in thousands):

	As of December 31,
	2019	2020
Tax benefit at federal statutory rate	$(17,102)	$(15,664)
State taxes, net of federal benefit	10	21
Change in valuation allowance	16,388	16,431
Research and other credits	(1,643)	(1,245)
Stock-based compensation	1,739	572
Permanent differences	621	(89)

Total provision for income taxes	$13	$26

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	As of December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$45,959	$65,334
Research and other credits	7,610	9,914
Fixed assets	223	—
Lease liability	—	4,287
Accruals and reserves	1,457	1,501
Stock-based compensation	150	551

Gross deferred tax assets	55,399	81,587

Less: valuation allowance	(52,536)	(73,936)

Total deferred tax assets	$2,863	$7,651

Deferred tax liabilities:
Deferred contract costs	$(1,547)	$(2,608)
Fixed assets	—	(55)
Right-of-use asset	—	(3,282)
Deferred revenue	(1,316)	(1,706)

Gross deferred tax liabilities	(2,863)	(7,651)

Total net deferred taxes	$—	$—

A valuation allowance is provided when, based on all available positive and negative evidence, it is more likely than not that the deferred tax assets will not be realized. At December 31, 2019 and 2020, the Company maintained a full valuation allowance on its net deferred tax assets due to the history of cumulative losses.

At December 31, 2020, the Company recorded a valuation allowance of $73.9 million. The valuation allowance on the net deferred tax assets increased by $21.4 million during 2020. The increase in the

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

valuation allowance is mainly due to an increase in deferred tax assets resulting from net operating losses in 2020.

At December 31, 2020, the Company had net operating loss (“NOL”) carryforwards for federal and state income tax purposes of approximately $252.7 million and $145.9 million, respectively, available to reduce future taxable income. The federal net operating losses generated before 2018 will begin to expire in 2032. The federal net operating losses generated in and after 2018 may be carried forward indefinitely. The state NOL carryforwards vary by state and begin to expire in 2024.

At December 31, 2020, the Company had $7.6 million of federal research credit carryforwards which will begin to expire in 2033 and state research credit carryforwards of $6.5 million which have no expiration date.

The Company files U.S. federal and state income tax returns with varying statutes of limitations. Due to the Company’s net operating losses and tax credit carryforwards, all years remain subject to future examination by tax authorities.

Utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitation provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Events which may cause limitations in the amount of the NOLs that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Any annual limitations may result in the expiration of NOL and credits before they are able to be utilized.

As of December 31, 2020, the Company had $4.2 million of unrecognized tax benefits, none of which, if recognized, would impact the effective tax rate. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. Interest and penalties were not significant during the years ended December 31, 2019 and 2020. The Company does not expect any material changes to its unrecognized tax benefits within the next twelve months.

The following table reflects the changes in the Company’s unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2019	2020
Beginning Balance	$1,146	$3,167
Gross increases—tax positions in prior periods	703	—
Gross increases—tax positions in current periods	1,318	1,188
Gross decreases—tax positions in prior periods	—	(200)

Ending balance	$3,167	$4,155

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company is currently evaluating the impact of the CARES Act, but at present does not expect that the NOL carryback provision of the CARES Act would have a material impact.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

14. Employee Benefit Plan

The Company maintains a 401(k) plan that covers all eligible employees in the United States. Employer matching contributions are discretionary. The Company has not matched eligible participants’ 401(k) contributions to date.

15. Net Loss Per Share

The Company computes net loss per share using the two-class method required for multiple classes of common stock. The Company has two classes of authorized common stock for which voting rights differ by class.

Basic net loss per share is computed by dividing net loss attributable to each class of stockholders by the weighted average number of shares of stock outstanding during the period, adjusted for options early exercised subject to repurchase.

For the calculation of diluted net loss per share, net loss per share attributable to common stockholders for basic net loss per share is adjusted by the effect of dilutive securities, including awards under the Company’s equity compensation plans. Diluted net loss per share attributable to common stockholders is computed by dividing the resulting net loss attributable to common stockholders by the weighted average number of fully diluted common shares outstanding. The Company uses the “if-converted” method for calculating any potential dilutive effect of the convertible notes on diluted net loss per share. For the periods presented, potentially dilutive shares relating to stock options, convertible preferred stock, preferred and common stock warrants, and options early exercised subject to repurchase were not included in the computation of diluted net loss per share as the effect of including these shares in the calculation would have been anti-dilutive.

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year ended December 31, 2019		Year ended December 31, 2020
	Class A Common	Class B Common	Class A Common	Class B Common
Numerator:
Net loss	$(32,702)	$(48,750)	$(24,486)	$(50,131)

Net loss attributable to common stockholders	$(32,702)	$(48,750)	$(24,486)	$(50,131)

Denominator:
Basic shares:
Weighted average common shares—Basic	39,478	58,851	38,795	79,426

Diluted shares:
Weighted average common shares—Diluted	39,478	58,851	38,795	79,426

Net loss per share attributable to common stockholders:
Basic	$(0.83)	$(0.83)	$(0.63)	$(0.63)

Diluted	$(0.83)	$(0.83)	$(0.63)	$(0.63)

The following table sets forth the computation of basic and diluted net loss per share attributable to the Company’s common stockholders (in thousands, except per share data):

	Year Ended December 31,
	2019	2020
Net loss attributable to common stockholders	$(81,452)	$(74,617)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	98,329	118,221

Net loss per share attributable to common stockholders, basic and diluted	$(0.83)	$(0.63)

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

As the Company has reported net loss for each of the periods presented, all potentially dilutive securities are antidilutive. The following potential outstanding shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2019	2020
Outstanding stock options	105,628,611	101,250,900
Early exercised options subject to repurchase	668,550	486,980
Options exercised via promissory note	12,000,000	12,000,000
Common stock warrants	8,420,804	—
Convertible preferred stock warrants	18,026,056	16,381,959
Founders preferred stock	3,078,024	3,078,024
Convertible preferred stock	332,693,153	364,058,204

Total anti-dilutive securities	480,515,198	497,256,067

16. Subsequent Events

The Company evaluated its December 31, 2020 consolidated financial statements for subsequent events through April 15, 2021, the date the consolidated financial statements were issued.

In January 2021, the Company made a $3.0 million investment in a privately-held company via a convertible promissory note. Interest accrues at 2% per annum and outstanding principal and accrued interest is due and payable at the earliest of (i) 60 months from the execution of the note, (ii) an initial public offering, or (iii) change in control, unless otherwise converted to shares of the investee.

In January 2021, the Company’s board of directors approved the amendment of the Company’s certificate of incorporation and authorized increases to the number of shares of Class A Common Stock to 596,297,578 shares, Class B Common Stock to 860,000,000 shares, and Convertible Preferred Stock to 448,698,896 shares. In addition, the Company’s Board of Directors approved the creation of a new series of Convertible Preferred Stock designated as Series G Convertible Preferred Stock, consisting of 68,258,733 authorized shares. In January through March 2021, the Company issued an aggregate of 67,255,705 shares of Series G Convertible Preferred Stock at a price of $4.609274 per share for total proceeds of approximately $310.0 million. Each share is convertible into fully paid shares of Class A common stock on a one-for-one basis. In addition, the Company’s Board of Directors approved a secondary sale of an aggregate of 1,003,024 shares of the Company’s Founders Preferred Stock at a price per share of $4.609274 to the new Series G investors, and upon the effectiveness of the sale, the shares sold were exchanged with the Company for an equal number of shares of Series G Convertible Preferred stock. There were no proceeds to the Company in connection with the secondary sale of Founders Preferred Stock and related exchange into Series G Convertible Preferred Stock.

In January 2021, the Company’s board of directors approved a third-party tender offer, which allowed for eligible option holders and stockholders to sell shares of capital stock to the Series G investors. The third-party tender offer was completed in March 2021, in which an aggregate of 1,327,416 shares of common stock and convertible preferred stock were purchased from participating stockholders and option holders. Stock-based compensation related to such third-party tender offer, which represented

Blend Labs, Inc.

Notes to Consolidated Financial Statements (Continued)

the amount paid to purchase shares of the Company’s common stock in excess of fair value, was approximately $2.0 million.

In March 2021, the Company’s board of directors approved an amendment to one of the Company’s outstanding performance-based preferred stock warrants to purchase shares of Series D-1 in which the performance period and expiration date were extended from March 2021 to September 2021. As of the modification date, there were no warrants vested and exercisable.

In March 2021, the Company entered into a definitive agreement to acquire 90.1% ownership of Title365, a title insurance agency, from Mr. Cooper Group Inc. for a purchase price of approximately $422.0 million in cash, subject to adjustments (the “Planned Acquisition”). The Company obtained a commitment letter for debt financing in the form of a $225.0 million term loan, (the “Term Loan”), and a $25.0 million revolving credit facility, (the “Revolving Credit Facility”). The Term Loan is expected to be funded at the closing of the Planned Acquisition to assist in the payment of the purchase price. The Revolving Credit Facility is expected to remain undrawn. The Term Loan and Revolving Credit Facility will mature on the date that is five years after the closing date of the Planned Acquisition. The Term Loan will not amortize and both the Term Loan and Revolving Credit Facility will accrue interest at a rate equal to the London Interbank Offer Rate for dollars, (the “LIBOR”), subject to a floor of 1.00% per annum, (the “Adjusted LIBOR”), plus 7.50% or the Alternate Base Rate, (the “ABR”), as determined by the highest of (i) the prime commercial lending rate published by the Wall Street Journal as the “prime rate”, (ii) the Federal Funds Effective Rate plus 0.50% and (iii) the one-month Adjusted LIBOR plus 1.00% per annum subject to a floor of 2.00% plus 6.50%. Interest is payable in cash on a quarterly basis. In connection with the Debt Financing, the Company will issue to the debtholder a Series G Preferred Stock Warrant, or the Series G Warrant, for the purchase of up to 1,795,294 shares of Series G Convertible Preferred Stock at a price per share of $4.609274 if exercised prior to an IPO, or 1,795,294 shares of Class A Common Stock if exercised after an IPO. The Series G Warrant will expire 10 years from the issue date, which is expected to be the closing of the Planned Acquisition. The Planned Acquisition is expected to close in the second or third quarter of 2021.

In March 2021, the Company’s board of directors granted to its Founder and Head of Blend a stand-alone stock option issued outside of the 2012 Plan covering a maximum of 78,171,543 shares of Class B common stock with an exercise price of $2.86 per share. The stock option grant has a 15-year term, subject to earlier termination when shares subject to the award are no longer eligible to vest, and vests upon the satisfaction of a service condition, liquidity event-related performance condition, and performance-based market conditions. If an IPO is completed within 15 months of the date of grant, 5,862,866 shares will vest. If an IPO is not achieved, or if the Company completes certain equity or debt financing events prior to an IPO, or if there is a change in control (as defined in the agreement) prior to an IPO, no shares subject to the stock option will vest, and the stand-alone stock option will immediately terminate for no consideration. The remaining tranches of shares will vest dependent on performance goals tied to the Company’s stock price and specified expiration dates for each tranche.

Subsequent to December 31, 2020, and through April 15, 2021, the Company’s board of directors granted stock options for 18,549,638 shares of Class B common stock to employees and directors with a weighted average exercise price of $2.86 per share that are subject to service-based vesting conditions. These grants exclude the Founder and Head of Blend stand-alone stock option grant noted above.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders,

Mr. Cooper Group Inc.:

We have audited the accompanying carve-out financial statements of Title Carve Out (a carve-out of certain operations of Mr. Cooper Group Inc.), which comprise the balance sheets as of December 31, 2020 and 2019, the related statements of operations, changes in invested equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these carve-out financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out financial statements referred to above present fairly, in all material respects, the financial position of Title Carve Out (a carve-out of certain operations of Mr. Cooper Group Inc.) as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 1 of the carve-out financial statements, which describes the basis of presentation. The carve-out financial statements reflect the assets, liabilities, revenues and expenses directly attributable to Title Carve Out (a carve-out of certain operations of Mr. Cooper Group Inc.), as well as allocations deemed reasonable by management. Our opinion is not modified with respect to this matter.

/s/ WithumSmith+Brown, PC

March 22, 2021

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets
Cash and cash equivalents	$1,622,325	$2,432,049
Accounts receivable—net	28,841,731	13,684,515
Prepaid expenses	356,673	322,635
Property and equipment—net	6,594,968	4,984,778
Restricted cash	329,672	329,672
Intangible assets - net	1,343,333	—
Deposits and other assets	37,788	97,263
Deferred income taxes	1,211,390	53,301
Due from affiliates	3,541,790	8,131,205

Total assets	$43,879,670	$30,035,418

Liabilities
Accounts payable	$881,681	$355,307
Accrued salaries and commissions	5,513,642	2,803,905
Title fees payable	861,500	1,012,063
Allowance for title and escrow losses	1,104,005	1,303,220
Operating lease liabilities	3,010,044	2,588,234
Other liabilities	8,062,957	3,872,814
Due to affiliates	116,447	—

Total liabilities	19,550,276	11,935,543

Invested equity
Invested equity	24,329,394	18,099,875

Total invested equity	24,329,394	18,099,875

Total liabilities and invested equity	$43,879,670	$30,035,418

See accompanying Notes to the Financial Statements.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Statements of Operations

Years Ended December 31, 2020 and 2019

	2020	2019
Revenues
Gross title premiums	$98,769,605	$48,364,869
Escrow and sub escrow fees	75,630,568	32,909,718
Other service income	37,697,850	24,074,972

Total revenues	212,098,023	105,349,559

Operating expenses
Salaries, benefits and other compensation	47,726,995	35,188,809
General and administrative	118,417,343	60,172,900

Total operating expenses	166,144,338	95,361,709

Net operating income	45,953,685	9,987,850
Other income
(Loss) gain on disposal of property and equipment	(126,998)	1,470
Interest income	1,524	3,713
Other income	547,481	492,067

Total other income	422,007	497,250

Income before income taxes	46,375,692	10,485,100
Provision for income taxes	10,331,741	2,094,274

Net income	$36,043,951	$8,390,826

See accompanying Notes to the Financial Statements.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Statements of Changes in Invested Equity

Years Ended December 31, 2020 and 2019

Invested Equity
Balance at December 31, 2018	$9,709,049
Net income	8,390,826

Balance at December 31, 2019	18,099,875
Cumulative effect adjustments pursuant to the adoption of ASU 2016-13	1,272,138
Net transfers to parent	(31,086,570)
Net income	36,043,951

Balance at December 31, 2020	$24,329,394

See accompanying Notes to the Financial Statements.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Operating activities
Net income	$36,043,951	$8,390,826
Adjustments to reconcile net income to net cash attributable to operating activities
Depreciation and amortization	1,560,090	494,246
Net change in allowance for doubtful accounts	134,181	(488,789)
Loss (gain) on disposal of property and equipment	126,998	(1,470)
Deferred income taxes	(1,531,935)	(207,768)
Changes in assets and liabilities:
Accounts receivable	(13,802,846)	(5,854,089)
Deposits and other assets	59,475	41,689
Due from affiliates	7,583,497	(5,452,748)
Accounts payable	526,374	(122,421)
Accrued salaries and commissions	2,709,737	1,069,795
Title fees payable	(150,563)	814,764
Allowance for title and escrow losses	(199,215)	604,698
Other items, net	4,267,236	(128,032)

Net cash attributable to operating activities	37,326,980	(839,299)

Investing activities
Acquisition of property and equipment	(2,092,753)	(1,453,370)

Net cash attributable to investing activities	(2,092,753)	(1,453,370)

Financing activities
Net transfers to parent	(36,043,951)	—

Net cash attributable to financing activities	(36,043,951)	—

Net decrease in cash and cash equivalents	(809,724)	(2,292,669)
Cash, cash equivalents and restricted cash at beginning of period	2,761,721	5,054,390

Cash, cash equivalents and restricted cash at end of period(1)	$1,951,997	$2,761,721

Supplemental disclosure of cash flow information

(1)	The following table provides a reconciliation of cash, cash equivalents, and restricted cash to the amount reported within the Balance Sheets.

Cash and cash equivalents	$1,622,325	$2,432,049
Restricted cash	329,672	329,672

Total cash, cash equivalents and restricted cash	$1,951,997	$2,761,721

Continued on following page. See accompanying Notes to the Financial Statements.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Statements of Cash Flows (Continued)

Years Ended December 31, 2020 and 2019

Supplemental disclosure of non- cash investing and financing activities:

During the year ended December 31, 2020, Title365 Holding Co., entered into a purchase agreement with American Title, Inc., where Title365 Holding Co. purchased at carrying value certain assets including intangible assets—net for $1.9 million and property and equipment—net for $0.2 million. Additionally, the Company received a non-cash contribution from its parent of $5.0 million during the year ended December 31, 2020 as part of settling the affiliated transactions.

See accompanying Notes to the Financial Statements.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements

December 31, 2020 and 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The accompanying financial statements and footnotes represent the operations of Title Carve Out (the “Company”), which is composed of two legal entities, Title365 Holding Co. and T365 Company LLC.

Title365 Holding Co. (“HoldCo”) is a wholly owned subsidiary of Xome Holdings LLC (“the Parent”). HoldCo is an underwritten title company engaged in the business of selling title insurance policies and escrow services throughout the United States. HoldCo was licensed in thirty-eight states as of December 31, 2020.

T365 Company LLC (“T365”) is a wholly owned subsidiary of Nationstar Mortgage Holdings Inc. (“Nationstar”). T365 is an underwritten title company engaged in the business of selling title insurance policies and escrow services in the state of Ohio. T365 was formed on December 10, 2019, and will continue until terminated in accordance with the operating agreement.

During the year ended December 31, 2015, HoldCo was involved in a stock purchase agreement in which 100% of HoldCo’s stock was sold to Nationstar. On July 31, 2018, Nationstar merged with WMIH Corp. (“WMIH”). On October 10, 2018, WMIH changed its name to Mr. Cooper Group Inc.

Basis of Presentation

The accompanying carve-out financial statements represent Title Carve Out as though the Company was operating as a separate, stand-alone business since December 31, 2018. Title Carve Out is a carve-out of certain operations of Xome Holdings LLC (“Seller”) and T365 Company LLC, both of which are subsidiaries of Mr. Cooper Group Inc. (“Seller Parent”). As of December 31, 2020, the Company was not a separate legal entity and accordingly, the financial statements have been prepared on a “carve-out” basis for purposes of complying with the rules and regulations of the Securities and Exchange Commission Regulation S-X.

The accompanying carve-out balance sheets of the Company as of December 31, 2020 and 2019, and the related carve-out statements of operations, changes in invested equity and cash flows for the two years then ended have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) using historical results of operations and historical bases of assets and liabilities of the Company, as well as using allocations and estimates where data was not maintained on a specific basis within the books and records. For purposes of presenting the carve-out financial statements, allocations were required to determine the cost of general and administrative activities performed by the Company. Affiliates are defined herein as subsidiaries owned directly or indirectly by Mr. Cooper Group Inc., including the Seller (“Affiliates”).

Management believes the assumptions underlying the carve-out financial statements are reasonable, including the allocations described below under the caption Allocations from the Seller Parent and Affiliates. However, the carve-out financial statements included herein may not necessarily represent what Title Carve Out’s results of operations, financial position and cash flows would have been had it been a stand-alone entity during the years presented, or what Title Carve Out’s results of operations, financial position and cash flows may be in the future.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

As these carve-out financial statements represent a business of the Seller Parent that is not a separate legal entity, the net assets of Title Carve Out have been presented herein as invested equity. Invested equity is composed primarily of: (i) the initial investment to acquire and establish the net assets of Title Carve Out (and any subsequent adjustments thereto); (ii) the accumulated net income; (iii) net transfers to or from Affiliates related to cash management functions performed by Affiliates, such as the collection of trade receivables and the payment of trade payables and wages and salaries, in the form of capital contributions or dividend payments; (iv) certain corporate cost allocations; and (v) changes in certain income tax liabilities and assets. Actual results could differ from these estimates.

Cash Management and Funding

The Seller Parent performs substantially all cash management and treasury functions for the Company. None of the Seller Parent’s cash and cash equivalents has been allocated to the Company in the carve-out financial statements. Substantially all of the Company’s operations are funded directly by the Seller Parent, including, but not limited to, operating expenses and capital expenditures.

Allocations from the Seller Parent and Affiliates

In addition to the carve-out of the operations and the net assets of Title Carve Out, certain general corporate expenses and shared services have been allocated to the Company, which consist of costs incurred related to: (i) facilities and acquisitions; (ii) information systems and technology; (iii) accounting and finance; (iv) and legal, risk and compliance. The allocated expenses are mainly composed of salaries, including variable compensation and other direct costs of the various functions. Allocations to the Company were based primarily on the Company headcount using shared expenses incurred by the Seller, Seller Parent and Affiliates on behalf of the Company, adjusted where a more specific allocation was deemed more appropriate.

The total operating expense allocations by major category for the years ended December 31, 2020 and 2019, from the Seller Parent and Affiliates are as follows:

	2020	2019
Facilities and acquisitions	$3,737,840	$483,292
Information systems and technology	3,235,231	1,541,578
Accounting and finance	2,458,687	2,196,642
Legal, risk and compliance	762,614	620,978
Other	157,314	1,937,469

	$10,351,686	$6,779,959

The expenses allocated are not necessarily indicative of the amounts that would have been incurred had Title Carve Out performed these functions as a stand-alone entity, nor are they indicative of expenses that will be charged or incurred in the future. It is not practical to estimate the amount of expenses and gains and losses that Title Carve Out would have incurred for the years presented had it not been an affiliated entity of the Seller Parent in each of those years.

Invested Equity

The Company is an operating division of the Seller Parent and not a legal entity and, as such, there is no separately reportable additional paid-in capital or retained earnings. During 2020, net transfers to

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

the Seller Parent and Affiliates amounted to $31,086,570. This transfer represents the net effect of swept cash flows, allocated costs from the Affiliates and income taxes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the collectability of accounts receivable, the carrying value of long-lived assets, reserves for title and escrow losses, and the recognition of certain accruals. Actual results may differ from those estimates, and they may be adjusted as more information becomes available.

Concentrations of Credit Risks and Uncertainties

The Company provides services to clients throughout the United States. The Company’s revenues are not materially dependent on a single client or small group of clients.

The Company currently maintains substantially all of its day-to-day operating cash with major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were in excess of such insured amounts as of December 31, 2020 and 2019. The Company has not experienced any losses in these accounts, as appropriate, and does not believe it is exposed to any significant credit risk on cash.

The Company sells underwritten title policies to buyers of and owners refinancing real estate (the “Customers”), in addition to providing escrow and other related services. Generally, lenders require title policies to be purchased and paid for by the Customers. During the years ended December 31, 2020 and 2019, the Company’s title policy fees were earned on title insurance policies that were underwritten primarily by Westcor Land Title Insurance Company. Approximately 64% and 85% of title policy fees earned were underwritten by Westcor Land Title Insurance Company during the years ended December 31, 2020 and 2019, respectively.

The Company extends unsecured credit to some of its customers for the title policy premiums, sub-escrow charges and fees for other related services for a limited period of time after the recording of the deed. As of December 31, 2020, there were no significant concentrations of the Company’s outstanding accounts receivable.

Substantially all of the Company’s revenues are derived from fees related to real estate activity. Real estate activity is cyclical and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and the Company’s revenue can be adversely affected during periods of high interest rates and/or limited money supply. The reduction of real estate activity and fees generated from such activity could have a material adverse effect on the financial condition and results of operations of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash on hand and other interest-bearing investments with original maturity dates of 90 days or less.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

Restricted Cash

Certain funds are required by the California Insurance Code to be deposited by the Company. These funds are held as certificates of deposits in various financial institutions but are restricted from the Company’s general operational funds, as required by the Code.

Revenue Recognition

The Company derives its revenues primarily from title policy, escrow and other trustee services. Revenue is recognized when the performance obligation is completed. The Company’s contracts are initiated through purchase orders by its customers. Each contract contains one performance obligation to transfer a distinct good to the customer. Title policy revenue is recognized in the period the deed is recorded. The Company provides for estimated future losses on policies issued as a current charge against income. Escrow revenue and other trustee revenue are recognized when an escrow or other trust is closed.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under its agreements, the following steps are performed: (i) identify contracts with customers; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when (or as) the Company satisfies each performance obligation.

Title and Escrow Loss Reserve and Underwriting Fees Payable

The Company has agreements with insurance companies authorizing the Company to issue title insurance policies on behalf of the insurance companies. Generally, the agreements provide that the Company is to be charged underwriting fees based on a percentage of premiums earned on each policy and to bear up to $5,000 of any losses incurred in connection with each title policy issued. Accordingly, underwriting fees payable to the title insurance companies are accrued when title premium revenue is recognized by the Company and estimated future losses on title policies issued are recorded as a current charge against income based on historical experience. For the years ended December 31, 2020 and 2019, title premium revenue and title premium expense was $98,769,605 and $48,364,869, respectively, and $14,226,248 and $7,253,921, respectively. As of December 31, 2020 and 2019, title and escrow loss reserves were $1,104,005 and $1,303,220, respectively, and underwriting fees payable were $861,500 and $1,012,063, respectively.

Accounts Receivable

Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326), (“ASU 2016-13”) requires expected credit losses for financial instruments, including trade receivables, held at the reporting date to be measured based on historical experience, current conditions and reasonable and supportable forecasts, which is referred to as the current expected credit loss (“CECL”) methodology. The update eliminates the initial recognition of credit losses on an incurred basis in current GAAP and instead reflects an entity’s current estimate of all expected credit losses over the life of the asset. Previously, when credit losses were measured under GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss. The new standard will reflect management’s best estimate of all expected credit losses for the Company’s financial assets

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

that are recognized at amortized cost. The guidance was effective for the Company as of January 1, 2020.

For the Company’s receivables that are within the scope of ASU 2016-13, the reserve methodology was revised to consider CECL losses. The revised CECL methodology considers expected lifetime loss rates calculated from historical data using a weighted average life to determine the current expected credit loss required. Factors that influenced management’s current estimate of expected credit losses for certain trade receivables included the following: historical collection and loss rates, passage of time, weighted average life of receivables, and various qualitative factors including current economic conditions. The Company’s accounts receivable - net balance as of December 31, 2020 and 2019, was $28,841,731 and $13,684,515, respectively, which included allowance for doubtful accounts of $398,612 and $1,536,569 as of December 31, 2020 and 2019, respectively. The Company recorded transition adjustments aggregating to an increase of $1,272,138 to retained earnings and a reduction of $1,272,138 to the accounts receivable reserve as of January 1, 2020 for the cumulative effect of adopting ASU 2016-13.

Corporate Expense Allocations

Certain corporate costs, such as those related to data, accounting, and facilities and acquisitions, are allocated to subsidiaries using a pro-rata method based on headcount.

Advertising Expenses

Advertising and sales promotion costs are expensed as incurred. During the years ended December 31, 2020 and 2019, advertising expenses amounted to $25,363 and $88,962, respectively, and are reflected as a component of general and administrative expenses in the accompanying Statements of Operations.

Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities.

Deferred income taxes are determined using the balance sheet method. Deferred taxes are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date.

The Company is a member of a group that files a consolidated tax return. Income tax expense is allocated to the Company using the pro rata method. At December 31, 2020, the Company had income tax-related balances due to affiliates of $116,447. At December 31, 2019, the Company had income tax-related balances due to affiliates of $15,252,183 which were offset against due from affiliates.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

The Company initially recognizes tax positions in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming the tax authority has full knowledge of the position and all relevant facts. In establishing a provision for income tax expense, the Company makes judgments and interpretations about the application of these inherently complex tax laws. The Company recognizes interest and penalties related to uncertain tax positions as a component of provisions for income taxes in accordance with ASC 740.

Intangible Assets

Intangible assets consist of customer relationships and technology. Those intangible assets are deemed to have finite useful lives and are amortized on a straight-line basis over their estimated useful lives. Intangible assets are recorded at their estimated fair value at the date of acquisition.

Intangible assets with finite useful lives are tested for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable by comparing the carrying value of the assets to the estimated future undiscounted cash flows to be generated by the asset. If an impairment is determined to exist for intangible assets, the carrying value of the asset is reduced to the estimated fair value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization expenses are calculated using the straight-line method. The depreciation and amortization method is designed to amortize the cost of the assets over the estimated useful lives, in years, of the respective assets as follows:

Description	Estimated Life (Years)
Furniture and equipment	3 to 5
Computers and software	3 to 5

Leasehold improvements are amortized over the lesser of 10 years or the term of the lease.

Maintenance and repairs are charged to expense as incurred. Renewals and improvements of a major nature are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in income.

The Company periodically reviews its property and equipment when events or changes in circumstances indicate that the carrying amount of its property and equipment might not be recoverable under the recoverability test, whereby the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded to operating expenses, as needed. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

401(k) Plan

The employees of the Company are eligible to contribute to the Nationstar Mortgage 401(k) Retirement Plan. The participants may elect to contribute up to the maximum amount allowed determined by the IRS. Under the terms of the Plan agreement, the Company makes employer matching contributions to the Plan equal to 100% of each participant’s contribution up to 2% of the participant’s eligible compensation and 50% of each participant’s contribution greater than 2% and up to 4% of the participant’s eligible compensation. There were employer matching contributions of $1,143,058 and $795,183 made for the years ended December 31, 2020 and 2019, respectively.

Escrow/Trust Funds

In connection with its escrow activities, the Company holds funds in trust for others totaling approximately $330,092,000 and $92,159,000 as of December 31, 2020 and 2019, respectively. These funds are not available for general corporate purposes and, accordingly, are not included in the accompanying Balance Sheets.

Leases

If the Company determines an arrangement contains a lease or lease components, the lease will be accounted for under Accounting Standards Codification (“ASC”) 842 and classified as either a finance or operating lease. At the lease commencement date, the Company recognizes a leased right of use (“ROU”) asset and corresponding lease liability based on the present value of the lease payments over the lease term. Leased ROU assets are tested for impairment in accordance with ASC 360, Property, Plant, and Equipment.

ASC 842 provides for two policy elections. The first refers to leases with a term of 12 months or less and the second relates to separating lease components from nonlease components. The Company elected not to recognize lease assets and lease liabilities for leases with a term of 12 months or less and not to separate lease components from nonlease components.

Leases primarily consist of various office facilities. Operating leases in which the Company is the lessee are recorded as operating lease ROU assets and operating lease liabilities. Operating lease ROU assets are included in property and equipment on the Balance Sheets. Operating lease ROU assets represent the Company’s right to use an underlying asset during the lease term, and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commencement date, as most of the Company’s leases do not provide an implicit rate. ROU assets are further adjusted for lease incentives. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in general and administrative expenses in the Statements of Operations. See Note 7—Leases for additional information.

Subsequent Events

Mr. Cooper Group Inc. announced the signing of a definitive agreement to sell the Company, which operates under the brand name Title365, to Blend Labs, Inc. for $500 million, consisting of $450 million

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

in cash and a retained interest of 9.9%, subject to certain adjustments. The sale is expected to close in the second quarter of 2021, subject to customary conditions including regulatory approval.

There were no other material subsequent events that required recognition or additional disclosure in these financial statements through March 22, 2021, the date these financial statements were issued.

2. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and Equipment

Property and equipment consists of the following at December 31, 2020 and 2019:

	2020	2019
Furniture and equipment	$747,718	$692,013
Computers and software	4,439,389	1,377,403
Leasehold improvements	341,036	394,371
Work in progress	—	958,597
Operating lease right-of-use assets	2,812,782	2,362,110

	8,340,925	5,784,494
Less accumulated depreciation and amortization	(1,745,957)	(799,716)

Property and equipment—net	$6,594,968	$4,984,778

Depreciation and amortization expense related to property and equipment was $1,040,090 and $494,246 for the years ended December 31, 2020 and 2019, respectively.

Intangible Assets

The following table presents the composition of intangible assets:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Average Remaining Life in Years
Customer relationships	$1,800,000	$(870,000)	$930,000	2.5
Technology	800,000	(386,667)	413,333	2.5

Total intangible assets	$2,600,000	$(1,256,667)	$1,343,333	2.5

The Company recognized $520,000 of amortization expense and had no impairment charges related to its intangible assets during the year ended December 31, 2020. The estimated future intangible asset amortization expense is $520,000 for both 2021 and 2022 and $303,333 for 2023.

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

3. OTHER LIABILITIES

Other liabilities consist of the following at December 31, 2020 and 2019:

	2020	2019
Accounting and legal expenses	$119,226	$98,912
Deferred rent	79,508	197,940
Service fees	3,883,169	3,024,844
Outstanding checks and other accruals	3,981,054	551,118

Other liabilities	$8,062,957	$3,872,814

4. RELATED PARTY TRANSACTIONS

Companies affiliated with the Company by virtue of common ownership have paid for certain operational expenses on behalf of the Company. The Company has also paid for certain operational expenses on behalf of affiliates. Amounts due from affiliates totaled $3,541,790 and $8,131,205 at December 31, 2020 and 2019, respectively, and amounts due to affiliates totaled $116,447 at December 31, 2020. HoldCo transferred to its parent $36,043,951 and received a non-cash contribution of $4,957,381 for the year ended December 31, 2020, as part of settling the affiliated transactions. The remaining amounts are expected to be collected in the ordinary course of business.

5. INCOME TAXES

The income tax provision consists of the following for the years ended December 31, 2020 and 2019:

	2020	2019
Current	$10,179,521	$1,860,672
Federal	1,684,155	441,370

State	11,863,676	2,302,042

Deferred	(1,550,752)	232,807
Federal	18,817	(440,575)

State	(1,531,935)	(207,768)

Provision for income taxes	$10,331,741	$2,094,274

At December 31, 2020, the Company’s effective tax rate differed from the statutory tax rate primarily due to state tax adjustments and prior period adjustments resulting from the remeasurement of deferred income taxes. At December 31, 2019 the Company’s effective tax rate differed from the statutory rate primarily due to the remeasurement of deferred income taxes resulting from tax return to provision true up adjustments.

Deferred income taxes arise as a result of differences in the methods used to determine net income for financial reporting versus income tax reporting purposes. The Company regularly reviews the carrying amount of its deferred tax assets to determine if the establishment of a valuation allowance is necessary. If based on the available evidence, it is more likely than not all or a portion of the Company’s deferred tax assets will not be realized in future periods, a deferred tax valuation allowance

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

is established. During the years ended December 31, 2020 and 2019, the valuation allowance on deferred tax assets was $1,979,997 and $1,614,684, respectively.

The following are the components of the deferred tax assets (liabilities) as of December 31, 2020 and 2019:

	2020	2019
Deferred tax assets
Loss carryforwards	$3,063,240	$2,930,894
Loss reserves	358,652	692,953
Accruals	1,428,236	902,962
Other	1,597,545	1,347,426

	6,447,673	5,874,235
Deferred tax liabilities
Intangible assets	(1,716,408)	(2,544,697)
Advances and other receivables	(1,014,863)	(1,047,975)
Other	(525,015)	(613,578)

	(3,256,286)	(4,206,250)
Less: valuation allowance	(1,979,997)	(1,614,684)

Net deferred tax assets	$1,211,390	$53,301

6. CONTINGENCIES

The Company is subject to pending and threatened legal actions related to its title and escrow activities. Any losses or expenses related to such cases are generally paid by the Company’s underwriter to the extent covered by the Company’s underwriting agreements.

The Company may, from time to time, be involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of the Company’s management and its counsel, the outcome of such matters will not have a material effect on the accompanying financial statements.

7. LEASES

The following table presents the operating lease right-of-use assets and operating lease liabilities recorded on the Balance Sheets at December 31, 2020 and 2019:

	2020	2019
Operating lease right-of-use assets	$2,812,782	$2,362,110
Lease liabilities	$3,010,044	$2,588,234

Title Carve Out

(a Carve-Out of Certain Operations of Mr. Cooper Group Inc.)

Notes to the Financial Statements (Continued)

December 31, 2020 and 2019

The following table summarizes the Company’s net lease cost for the years ended December 31, 2020 and 2019:

	2020	2019
Operating lease cost	$2,568,538	$1,733,531
Short-term lease cost	357,220	471,988
Sublease income	(835,805)	(492,067)

Net lease cost	$2,089,953	$1,713,452

The following table summarizes other information related to the Company’s operating leases for the years ended December 31, 2020 and 2019:

	2020	2019
Weighted-average remaining lease term (in years)
Operating leases	1.9	2.05
Weighted-average discount rate
Operating leases	5.01%	5.02%
Cash paid for the amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$2,874,345	$1,630,881

Maturities of operating lease liabilities as of December 31, 2020 are as follows:

Years ending December 31,	Operating Leases
2021	$1,865,291
2022	818,903
2023	483,793

Total future minimum lease payments	3,167,987
Less: imputed interest	(157,943)

Total operating lease liabilities	$3,010,044

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since April 15, 2018, we have issued the following unregistered securities:

Preferred Stock Issuances

In May 2019, we issued an aggregate of 3,984,906 shares of our Series E convertible preferred stock upon conversion of a convertible note at a purchase price of $1.584494 per share for an aggregate purchase price of approximately $5 million. From May 2019 to September 2019, we issued and sold an aggregate of 78,887,870 shares of our Series E convertible preferred stock to 29 accredited investors at a purchase price of $1.584494 per share for an aggregate purchase price of approximately $125 million.

From August 2020 to September 2020, we issued and sold an aggregate of 29,720,954 shares of our Series F convertible preferred stock to 12 accredited investors at a purchase price of $2.575906 per share for an aggregate purchase price of approximately $76.6 million.

From January 2021 to March 2021, we issued and sold an aggregate of 67,255,705 shares of our Series G convertible preferred stock to 10 accredited investors at a purchase price of $4.609274 per share for an aggregate purchase price of approximately $310 million.

Option Issuances

From April 15, 2018 through the filing date of this registration statement, we granted to our directors, employees, and consultants options to purchase an aggregate of 124,402,642 shares of our common stock under our 2012 Stock Plan, at exercise prices ranging from approximately $0.29 to $2.86 per share.

Warrants

In March 2019, warrants to purchase an aggregate of 1,263,120 shares of our Series D convertible preferred stock were exercised at an exercise price of $1.187535 per share, for an aggregate exercise price of approximately $1,499,999.

In November 2020, a warrant to purchase 8,420,804 shares of our Class A common stock was exercised at an exercise price of $1.187535 per share, for an aggregate exercise price of approximately $9,999,999.

In December 2020, a warrant to purchase 1,644,097 shares of our Series D-1 convertible preferred stock was exercised at an exercise price of $1.312419 per share, for an aggregate exercise price of approximately $2,157,744.

In March 2021, warrants to purchase an aggregate of 1,263,120 shares of our Series D convertible preferred stock were exercised at an exercise price of $1.187535 per share, for an aggregate exercise price of approximately $1,499,999.

In March 2021, a warrant to purchase 4,962,835 shares of our Series D-1 convertible preferred stock were exercised at an exercise price of $1.312419 per share, for an aggregate exercise price of approximately $6,513,319.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1	Stock Purchase Agreement among the registrant, Title365 Holding Co., Xome Holdings LLC and, for the purposes of certain sections of the agreement, Mr. Cooper Group Inc., dated as of March 12, 2021.

3.1*	Amended and Restated Certificate of Incorporation of the registrant, as amended and currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering.

3.3*	Amended and Restated Bylaws of the registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.

4.1*	Form of common stock certificate of the registrant.

4.2	Amended and Restated Investors’ Rights Agreement, among the registrant and certain holders of its capital stock, dated as of January 11, 2021.

4.3*	Form of Warrant to Purchase Preferred Stock.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+*	Blend Labs, Inc. 2021 Equity Incentive Plan and related form agreements.

10.3+*	Blend Labs, Inc. 2021 Employee Stock Purchase Plan and related form agreements.

10.4+*	Blend Labs, Inc. 2012 Stock Plan and related form agreements.

10.5+	Offer Letter between the registrant and Erin Collard, dated as of March 29, 2021.

10.6+	Offer Letter between the registrant and Roger W. Ferguson, dated as of March 29, 2021.

10.7	Office Lease between the registrant and 500 Pine Street Company LLC, dated as of December 1, 2016.

21.1*	List of subsidiaries of the registrant.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-6).

*	To be filed by amendment. All other exhibits are submitted herewith.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the              day of             , 2021.

BLEND LABS, INC.

By:
Nima Ghamsari
Head of Blend and Co-Founder

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nima Ghamsari, Timothy J. Mayopoulos, Marc Greenberg, and Crystal Sumner, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Nima Ghamsari	Head of Blend, Co-Founder, and Director (Principal Executive Officer)	, 2021

Marc Greenberg	Head of Finance and Head of People (Principal Financial Officer)	, 2021

Jonathan Chan	Controller (Principal Accounting Officer)	, 2021

Timothy J. Mayopoulos	President and Director	, 2021

Gerald C. Chen	Director	, 2021

Signature	Title	Date

Erin James Collard	Director	, 2021

Roger W. Ferguson, Jr.	Director	, 2021

Ann Mather	Director	, 2021